06018718

10/31

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: MMX Mineração e Metálicos S.A

*CURRENT ADDRESS: Praia do Flamengo, 154 - 5° Andar, Flamengo, Rio de Janeiro RJ Brazil

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
NOV 2 0 2006
THOMSON FINANCIAL

FILE NO. 82- 35042

FISCAL YEAR:

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY:

DAT: 11/22/06

RECEIVED
2006 OCT 31 P 3:31

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF n.º 02.762.115/0001-49
NIRE 33300261117

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO REALIZADA EM 21 DE JULHO DE 2006

1. **Local, hora e data**: Na sede social da MMX Mineração e Metálicos S.A. ("Companhia"), situada na Cidade do Rio de Janeiro, Estado do Rio de Janeiro, na Praia do Flamengo, 154, 5º andar, às 13:00 horas do dia 21 de julho de 2006.

2. **Presenças**: A totalidade dos membros do Conselho de Administração da Companhia.

3. **Mesa**: Presidente: Sr. Eike Fuhrken Batista. Secretário: Sr. Paulo Carvalho de Gouvêa.

4. **Ordem do dia**: Deliberar sobre: **(i)** a verificação do número de ações subscritas no aumento de capital social realizado em 20 de julho de 2006, no contexto da oferta pública de distribuição primária de ações ordinárias de emissão da Companhia ("Oferta Pública").

5. **Deliberações**: Após detida análise das matérias da Ordem do Dia, foi deliberado, por unanimidade, o seguinte:

   (i) foi verificada a subscrição de 1.262.590 (um milhão duzentas e sessenta e duas mil quinhentas e noventa) ações ordinárias, representando 100% (cem por cento) do total de ações emitidas no aumento do capital social aprovado na Reunião do Conselho de Administração realizada em 20 de julho de 2006, às 17:00 h, efetivado no contexto da Oferta Pública. O Conselho esclareceu que as ações ordinárias emitidas conferirão aos seus detentores direito aos dividendos integrais e todos os outros benefícios que vierem a ser declarados pela Companhia a partir data de liquidação da Oferta Pública.

6. **Encerramento**: Nada mais havendo a tratar, foi a presente ata lavrada, lida, aprovada e assinada pela totalidade dos presentes e pelo Presidente e Secretário da Mesa. Rio de Janeiro, 21 de julho de 2006. **Assinaturas**: Presidente da Mesa: Sr. Eike Fuhrken Batista. Secretário: Sr. Paulo Carvalho de Gouvêa.

7. **Conselheiros Presentes:** EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA, JOSÉ LUIZ ALQUÉRES, GILBERTO SAYÃO, RAFAEL DE ALMEIDA

MAGALHÃES, HANS-JUERGEN MENDE, MICHAEL STEPHEN VITTON, PETER NATHANIAL E SAMIR ZRAICK.

A presente é cópia fiel da Ata de Reunião do Conselho de Administração da MMX MINERAÇÃO E METÁLICOS S.A., realizada em 21 de julho de 2006, lavrada no livro próprio e assinada pela totalidade dos membros do Conselho de Administração da Companhia.

Rio de Janeiro, 21 de julho de 2006.

Paulo Carvalho de Gouvêa
Secretário

Visto do Advogado:

Joel Rennó Jr.
OAB/RJ n.º 132.971

MMX Ingressa no Novo Mercado

Bovespa - No dia 24/07/2006, a MMX Mineração e Metálicos S.A. ingressou no Novo Mercado da BOVESPA. Na abertura do pregão, às 10h, a empresa iniciou a negociação de suas ações ordinárias no segmento, sob o código MMXM3. A MMX elevou para 79 o número de companhias que participam dos segmentos especiais da BOVESPA, sendo 31 no Novo Mercado, 13 no Nível 2 e 34 no Nível 1. A empresa também passou a integrar a carteira do Índice de Ações com Governança Corporativa Diferenciada (IGC).



Da esq. para a dir.: Rodolfo Landim, Dir. Geral da MMX; Paulo Gouvêa, Dir. Jurídico da MMX; Eike Batista, Presidente da MMX; Flávio Godinho, Diretor Jurídico e de Novos Negócios da EBX; e Nelson Spinelli, Vice-presidente da BOVESPA.

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF n.º 02.762.115/0001-49
NIRE 33300261117

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO
REALIZADA EM 26 DE JULHO DE 2006

1. **Local, hora e data**: Na sede social da MMX Mineração e Metálicos S.A. ("Companhia"), situada na Cidade do Rio de Janeiro, Estado do Rio de Janeiro, na Praia do Flamengo, 154, 5º andar, às 10:00 horas do dia 26 de julho de 2006.

2. **Presenças**: A totalidade dos membros do Conselho de Administração da Companhia.

3. **Mesa**: Presidente: Sr. Eike Fuhrken Batista. Secretário: Sr. Paulo Carvalho de Gouvêa.

4. **Ordem do dia**: Deliberar sobre: **(i)** a homologação do aumento de capital da Companhia, dentro do limite do capital autorizado, em vista da subscrição integral da emissão pública de 1.262.590 ações ordinárias, todas nominativas e sem valor nominal, totalmente subscritas e integralizadas ao preço de emissão de R$ 815,00 (oitocentos e quinze reais) por ação ordinária.

5. **Deliberações**: Após detida análise das matérias da Ordem do Dia, foi deliberado, por unanimidade, o seguinte: homologou o aumento do capital social da Companhia, dentro do limite do capital autorizado, em vista da subscrição integral, no montante de R$ 1.029.010.850,00 (um bilhão, vinte e nove milhões, dez mil, oitocentos e cinqüenta reais), mediante a emissão pública de 1.262.590 ações ordinárias, todas nominativas e sem valor nominal, ao preço de R$ 815,00 (oitocentos e quinze reais) por ação ordinária, conforme aprovado em reuniões deste Conselho realizadas em 06 de julho, 20 de julho e 21 de julho de 2006. Dessa forma, o capital social da Companhia foi aumentado de R$ 23.619.632,84 (vinte e três milhões, seiscentos e dezenove mil, seiscentos e trinta e dois reais e oitenta e quatro centavos), para R$ 1.052.630.482,84 (um bilhão, cinqüenta e dois milhões, seiscentos e trinta mil, quatrocentos e oitenta e dois reais e oitenta e quatro centavos), dividido em 3.693.590 ações ordinárias, todas nominativas, sem valor nominal.

6. **Encerramento**: Nada mais havendo a tratar, foi a presente ata lavrada, lida, aprovada e assinada pela totalidade dos presentes e pelo Presidente e Secretário da Mesa. Rio de Janeiro, 26 de julho de 2006. **Assinaturas**: Presidente da Mesa: Sr. Eike Fuhrken Batista. Secretário: Sr. Paulo Carvalho de Gouvêa.

7. **Conselheiros Presentes:** EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA, JOSÉ LUIZ ALQUÉRES, GILBERTO SAYÃO, RAFAEL DE ALMEIDA MAGALHÃES, HANS-JUERGEN MENDE, MICHAEL STEPHEN VITTON, PETER NATHANIAL E SAMIR ZRAICK.

A presente é cópia fiel da Ata de Reunião do Conselho de Administração da MMX MINERAÇÃO E METÁLICOS S.A., realizada em 26 de julho de 2006, lavrada no livro próprio e assinada pela totalidade dos membros do Conselho de Administração da Companhia.

Rio de Janeiro, 26 de julho de 2006.

Paulo Carvalho de Gouvêa
Secretário

Visto do Advogado:

Joel Rennó Jr.
OAB/RJ n.º 132.971

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

NIRE: 33.3.0026111-7

Companhia Aberta

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO REALIZADA EM 7 DE AGOSTO DE 2006

I. **DATA, HORA E LOCAL DA REUNIAO:** Às 14:00 horas do dia 7 de agosto de 2006, na sede social da Companhia, situada na Praia do Flamengo, n° 154, 5° andar.

II. **QUORUM**: Presença da totalidade dos membros do Conselho de Administração da Companhia, tendo os membros Hans-Juergen Mende e Peter Nathanial participado por meio de conferência telefônica.

III. **CONVOCAÇÃO**: De acordo com cartas de convocação enviadas dentro do prazo legal, conforme estabelecido pelo Estatuto Social da Companhia e, ainda, pela legislação aplicável.

IV. **MESA**: Presidente: Eike Fuhrken Batista
Secretário: Paulo Carvalho de Gouvêa

V. **DELIBERAÇÕES**:

(i) Os membros do Conselho de Administração da Companhia deliberaram, por unanimidade de votos, eleger como membros do Comitê de Auditoria da Companhia os srs. Rivadavia Carsalade Herbster Gusmão, brasileiro, casado, economista, inscrito no CPF/MF sob o no. 095.390.007-00, portador da carteira de identidade M 869.989, expedida pela SSPMG, residente e domiciliado na Av. Epitácio Pessoa, 1844, apto. 401, Rio de Janeiro, e Carlos José da Silva Azevedo, brasileiro, divorciado, contador, inscrito no CPF/MF sob o no. 041.144.347-04, portador da carteira de identidade 2.573.220, expedida pelo IFP, residente e domiciliado na Rua General Venâncio Flores, n° 97/401, Rio de Janeiro, os quais, em conjunto com o conselheiro Samir Zraick, representante do Conselho de Administração no Comitê de Auditoria e o presidente de seus trabalhos, desempenharão as atribuições cabíveis ao aludido Comitê, nos temos do Estatuto Social da Companhia e do Regimento Interno do Comitê de Auditoria, aprovado em reunião do Conselho de Administração do dia 28 de abril de 2006. Os membros do Comitê de Auditoria ora eleitos são todos independentes em relação ao acionista controlador da Companhia e aos demais membros de sua administração, conforme definição das normas do Novo Mercado da Bovespa, e terão mandato de 1 (um) ano a contar da data da Assembléia Geral

Ordinária e Extraordinária realizada no dia 28 de abril de 2006.

(ii) Conforme restou aprovado pela unanimidade dos presentes, pelo exercício de suas atribuições, cada membro do Comitê de Auditoria fará jus a uma remuneração mensal equivalente a R$3.000,00 (três mil reais). Como os membros do Comitê de Auditoria já vêm laborando em favor da Companhia desde maio de 2006, o Conselho de Administração aprovou o pagamento retroativo da remuneração dos membros desse Comitê desde o mês de maio deste ano.

(iii) Seguindo a ordem do dia, o Conselho de Administração decidiu, unanimemente e sem ressalvas, eleger o sr. Luiz Rodolfo Landim Machado, brasileiro, engenheiro, casado, residente e domiciliado na Cidade e Estado do Rio de Janeiro, na Av. Aquarela do Brasil nº 333, bloco 2, apto. 2.301, São Conrado, CEP 22610-010, inscrito no CPF/MF sob o nº 596.293.207-20, portador da carteira de identidade n.º 3244246, IFP-RJ, Diretor da Companhia, como Diretor de Relações com Investidores, em substituição ao atual Diretor de Relações com Investidores, Sr. Rudolph Ihns, o qual, doravante, atuará como Diretor sem designação específica.

(iv) Nos termos do artigo 14, inciso (xii), do Estatuto Social da Companhia, o Conselho de Administração resolveu autorizar a prestação, pela Companhia, de:

a. Garantias reais ou fidejussórias em substituição a quaisquer garantias reais ou fidejussórias já concedidas, direta ou indiretamente, até a presente data, pelo acionista controlador da Companhia, em favor de instituições financeiras que sejam credoras de sociedades controladas pela MMX, por força de empréstimo, fiança bancária, mútuo ou outra modalidade de financiamento, até o limite do principal de: (i) US$10.000.000,00 (dez milhões de dólares dos Estados Unidos) para operações contratadas com o Banco ABC Brasil S.A., (ii) US$17.800.000,00 (dezessete milhões e oitocentos mil dólares dos Estados Unidos) para operações contratadas com o Banco ABN AMRO S.A., (iii) US$37.472.727,00 (trinta e sete milhões, quatrocentos e setenta e dois mil, setecentos e vinte e sete dólares dos Estados Unidos) para operações contratadas com o Banco ItauBBA S.A., (iv) US$30.383.000,00 (trinta milhões, trezentos e oitenta e três mil dólares dos Estados Unidos) para operações contratadas com o Unibanco – União de Bancos Brasileiros S.A., e (v) US$5.400.000,00 (cinco milhões e quatrocentos mil dólares dos Estados Unidos) para operações contratadas com a GE Capital Leasing. As garantias prestadas pela Companhia também poderão recair sobre juros e encargos dessas dívidas;

b. Garantias reais ou fidejussórias em favor da subsidiaria MMX Minas-Rio Mineração e Logística Ltda., para novos empréstimos que esta venha a contratar com quaisquer instituições financeiras, instituições multilaterais ou instituições de fomento que possam vir a prover fundos ao desenvolvimento de seus projetos de mineração e logística, até o limite de US$1,518,000,000.00 (um bilhão, quinhentos e dezoito milhões de dólares dos Estados Unidos);

c. Garantias reais ou fidejussórias em favor da subsidiaria MMX Amapá Mineração Ltda., para novos empréstimos que esta venha a contratar com quaisquer instituições financeiras, instituições multilaterais ou instituições de fomento que possam vir a prover fundos ao desenvolvimento de seus projetos de mineração e logística, até o limite de US$200,000,000.00 (duzentos milhões de dólares dos Estados Unidos);

d. Garantias reais ou fidejussórias em favor da subsidiaria MMX Metálicos Brasil Ltda., para novos empréstimos que esta venha a contratar com quaisquer instituições financeiras, instituições multilaterais ou instituições de fomento que possam vir a prover fundos ao desenvolvimento de seus projetos de metálicos e de produção de semi-acabados, até o limite de US$957,000,000.00 (novecentos e cinqüenta e sete milhões de dólares dos Estados Unidos);

e. Garantias reais ou fidejussórias em favor das subsidiarias da Companhia, para garantir obrigações dessas sociedades, assumidas perante pessoas físicas ou jurídicas não financeiras, que sejam, conjuntamente: (i) relacionadas com o objeto dessas sociedades; e (ii) limitadas a R$500.000,00 (quinhentos mil reais) por cada operação, seja decorrente de uma única prestação ou de uma serie de transações que, durante o ano calendário não exceda o aludido montante de R$500.000,00 (quinhentos mil reais);

Para os fins das deliberações tomadas acima e para fins gerais da assunção de obrigações pela Companhia, equiparam-se a garantias quaisquer indenizações ou obrigações assumidas pela Companhia em favor de terceiros, inclusive em favor de subsidiárias ou empresas controladas.

A Diretoria empreenderá melhores esforços para que as instituições financeiras provedoras de recursos em favor das subsidiárias MMX Minas-Rio Mineração e Logística Ltda. e MMX Amapá Mineração Ltda. aceitem que a MMX divida as garantias reais e fidejussórias em favor do financiamento de tais sociedades com os demais sócios-quotistas, obedecendo, sempre, a proporcionalidade da participação de cada sócio no capital da MMX Minas-Rio Mineração e Logística Ltda. e da MMX Amapá Mineração Ltda.

VI. **ENCERRAMENTO**: Às 15:00 horas, nada mais havendo a tratar, deram por encerrada a presente Reunião, tendo-se antes feito lavrar a presente Ata que, lida e achada conforme, vai devidamente assinada pelos Conselheiros presentes.

VII. **CONSELHEIROS PRESENTES**: EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA, GILBERTO SAYÃO, JOSE LUIZ ALQUERES, RAFAEL DE ALMEIDA MAGALHÃES, HANS-JUERGEN MENDE, MICHAEL STEPHEN VITTON, PETER NATHANIAL e SAMIR ZRAICK.

A presente é cópia fiel da Ata da Reunião do Conselho de Administração da MMX MINERAÇÃO E METÁLICOS S.A., realizada em 7 de agosto de 2006, lavrada no livro próprio.

Rio de Janeiro, 7 de agosto de 2006.

____

Eike Fuhrken Batista
Presidente

____

Paulo Carvalho de Gouvêa
Secretário

CALENDÁRIO DE EVENTOS CORPORATIVOS

Denominação Social	**MMX Mineração e Metálicos S.A.**
Endereço da Sede	**Praia do Flamengo, 154 – 5º. Andar, Flamengo, Rio de Janeiro, RJ**
Endereço na Internet	**www.mmx.com.br**
Diretor de Relações com Investidores	**Nome: Luiz Rodolfo Landim**
	E-mail: ri@mmx.com.br
	Telefone(s): (21) 2555-5563
	Fax: (21) 2555-5560
Responsável pela Área de Relações com Investidores	**Nome: Elizabeth Cruz**
	E-mail: ri@mmx.com.br
	Telefone(s): (21) 2555-5634
	Fax: (21) 2555-5501
Jornais (e localidades) em que publica seus atos societários	**Diário Oficial do Estado do Rio de Janeiro – DORJ e Valor Econômico.**
A Companhia está vinculada à arbitragem na Câmara de Arbitragem do Mercado, conforme Cláusula Compromissória constante do seu Estatuto Social.	

Demonstrações Financeiras Anuais e Demonstrações Financeiras Consolidadas, quando for o caso, relativas ao exercício social findo em 31/12/2005	
EVENTO	**DATA**
Disponibilização aos Acionistas	**28/03/2006**
Publicação	**31/03/2006**
Envio à BOVESPA	**04/04/2006**

Demonstrações Financeiras Padronizadas – DFP, relativas ao exercício social findo em 31/12/2005	
EVENTO	**DATA**
Envio à BOVESPA	**30/03/2006**

Informações Anuais – IAN, relativas ao exercício social findo em 31/12/2005	
EVENTO	**DATA**
Envio à BOVESPA	**08/06/2006**

Informações Trimestrais – ITR	
EVENTO	**DATA**
Envio à BOVESPA	
Referentes ao 1º trimestre	**03/05/2006**
Referentes ao 2º trimestre	**14/08/2006**
Referentes ao 3º trimestre	**14/11/2006**

Informações Trimestrais em inglês ou de acordo com padrões internacionais	
EVENTO	**DATA**
Envio à BOVESPA	
Referentes ao 2º trimestre	**21/08/2006**
Referentes ao 3º trimestre	**20/11/2006**

Reunião Pública com Analistas	
EVENTO	**DATA**
Realização de Reunião Pública com Analistas, aberta a outros interessados • **SP** • **RJ**	 **23/11/2006** **24/11/2006**

Teleconferência (Opcional)	
EVENTO	**DATA**
Realização de teleconferência (especificar o assunto a ser tratado, o horário e como participar) **Divulgação de Resultados 3T06**	 **16/11/2006**

MMX

Uma empresa do Grupo EBX

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Companhia Aberta

BOVESPA: MMXM3

FATO RELEVANTE

MMX Mineração e Metálicos S.A. (a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei n.º 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, comunicar ao mercado o seguinte fato relevante:

1. Em 16 de agosto de 2006, a Secretaria de Estado de Meio Ambiente do Governo do Estado do Amapá expediu Licença de Instalação para a implantação do projeto de mineração de minério de ferro ("Mina Amapá") em desenvolvimento pela controlada da Companhia MMX Amapá Mineração Ltda. ("MMX Amapá").

2. A licença ambiental outorgada pelo Governo do Estado do Amapá à Mina Amapá autoriza, ainda, a realização das obras de implantação das instalações industriais, de tratamento do minério e da infra-estrutura relativas ao projeto de minério de ferro desenvolvido no âmbito do Sistema MMX Amapá.

3. A Licença de Instalação, nos termos da lei, está sujeita a condições gerais e especificas, que incluem o pagamento de medida de compensação ambiental, equivalente a 0,5% do investimento estimado do empreendimento, a implementação de programas de controle ambiental e de recuperação de áreas degradadas e a obtenção de autorização de supressão vegetal junto ao Ibama – Instituto Brasileiro de Meio Ambiente.

4. Com amparo na Licença de Instalação, a MMX Amapá iniciará as obras de implantação da Mina Amapá, a qual se encontra inserida no Sistema MMX Amapá, que por sua vez compreende uma mina de minério de ferro, uma estrada de ferro operada sob regime de concessão pela MMX Logística do Amapá Ltda. e compreenderá, ainda, um terminal portuário no Município de Santana.

5. A Companhia é proprietária de 70% das quotas representativas do capital social da MMX Amapá.

Rio de Janeiro, 16 de agosto de 2006.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Diretor de Relações com Investidores

MMX Mineração e Metálicos S.A.
www.mmx.com.br

Praia do Flamengo, 154/4 andar
Flamengo Rio de Janeiro, RJ
Brasil 22210-030
t +55 21 2555 5557
f +55 21 2555 5501

Uma empresa do Grupo EBX

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Companhia Aberta

BOVESPA: MMXM3

FATO RELEVANTE

MMX Mineração e Metálicos S.A. (a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei n.º 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, comunicar ao mercado o seguinte fato relevante:

1. Chegou hoje ao conhecimento da Companhia que o IMAP – Instituto de Meio Ambiente Pantanal, vinculado à Secretaria de Estado de Meio Ambiente e Recursos Hídricos do Estado do Mato Grosso do Sul, emitiu a Licença de Instalação no. 064/2006 em nome da subsidiaria da Companhia, MMX Metálicos Brasil Ltda. ("MMX Metálicos"), para a implantação da Usina de Produção de Ferro Gusa localizada no município de Corumbá ("Usina de Gusa Corumbá").

2. Amparada na licença ambiental em tela, a MMX Metálicos iniciará, nos próximos dias, os serviços de terraplanagem e a execução de obras civis, para, então, iniciar a montagem dos dois auto-fornos que serão alimentados por minério de ferro produzido pela Mina Corumbá, de propriedade da subsidiaria da Companhia, MMX Corumbá Mineração Ltda. ("MMX Corumbá"). A Usina de Gusa Corumbá terá capacidade nominal para produzir 400.000 toneladas de ferro gusa por ano.

3. A Licença de Instalação está sujeita às seguintes condições, dentre outras, nos termos da lei: pagamento de medida de compensação ambiental, equivalente a 0,5% do investimento estimado do empreendimento; a celebração de termo de compromisso para averbação da Reserva Natural Eng. Eliezer Batista, adquirida neste ano pela Companhia; e apresentação de programa de gerenciamento de risco ambiental e de projeto de implantação de zona de amortecimento ambiental.

4. Para financiar a Usina de Gusa Corumbá, a MMX Metálicos e a Companhia firmaram, também nesta semana, um acordo preliminar com o Credit Suisse Brazil Investment Bank (Bahamas) Limited, por meio do qual a instituição financeira, ou instituição coligada, proverá as seguintes linhas de crédito, totalizando US$150 milhões: (i) US$50 milhões, por meio de uma linha de pré-pagamento de exportação, com um prazo de 7 anos, a ser desembolsada nos próximos seis meses, para o financiamento da Usina de Gusa Corumbá, (ii) até US$100 milhões, por meio de uma linha de pré-pagamento de exportação, com um prazo de 7 anos, a ser desembolsada até setembro de 2007, para o financiamento do projeto de produção de semi-acabados, integrado à Usina de Gusa Corumbá, ou para a construção de outro projeto controlado pela Companhia, ao critério desta, e (iii) uma linha de empréstimo-ponte, com vencimento de até seis meses, no valor de

Uma empresa do Grupo EBX

US$50 milhões, que a MMX Metálicos pretende contratar nos próximos dias, sendo certo que esse empréstimo-ponte será liquidado quando do desembolso do empréstimo de longo prazo (não estando incluído, pois, no valor total das linhas de crédito indicado acima)

5. As linhas de credito estão sujeitas a condições precedentes, dentre elas à emissão da Licença de Instalação, agora concedida pelo IMAP – Instituto de Meio Ambiente Pantanal à MMX Metálicos, e à negociação dos correspondentes contratos de financiamento. As linhas de longo prazo estão estruturadas na modalidade de *project finance*, com garantia corporativa da Companhia apenas até a operação comercial plena da Usina de Gusa Corumbá.

5. A Companhia é proprietária de 99,9% das quotas representativas do capital social da MMX Metálicos e de 70% das quotas representativas do capital social da MMX Corumbá.

Rio de Janeiro, 17 de agosto de 2006.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Diretor de Relações com Investidores

MMX Mineração e Metálicos S.A.
www.mmx.com.br
Praia do Flamengo, 154/4º andar
Flamengo Rio de Janeiro, RJ
Brasil 22210-030
t +55 21 2555 5557
f +55 21 2555 5501

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49
4 - NIRE		
33300261117		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
PRAIA DO FLAMENGO, 154, 5º ANDAR, PARTE				FLAMENGO
3 - CEP	4 - MUNICÍPIO			5 - UF
22210-030	RIO DE JANEIRO			RJ
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
21	2555-5500	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
21	2555-5550	2555-5560	-	
15 - E-MAIL				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
LUIZ RODOLFO LANDIM MACHADO				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
PRAIA DO FLAMENGO,154 , 10º ANDAR, PARTE				FLAMENGO
4 - CEP	5 - MUNICÍPIO			6 - UF
22210-030	RIO DE JANEIRO			RJ
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
21	2555-5500	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
21	2555-5550	2555-5560	-	
16 - E-MAIL				
RI@MMX.COM.BR				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2006	31/12/2006	2	01/04/2006	30/06/2006	1	01/01/2006	31/03/2006

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
KPMG AUDITORES INDEPENDENTES	00418-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
MANUEL FERNANDES RODRIGUES DE SOUSA	783.840.017-15

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/06/2006	2 - TRIMESTRE ANTERIOR 31/03/2006	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/06/2005
Do Capital Integralizado			
1 - Ordinárias	187.553	92	20
2 - Preferenciais	0	0	0
3 - Total	187.553	92	20
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA	Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO	Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO	Nacional Holding
4 - CÓDIGO ATIVIDADE	3030 - Emp. Adm. Part. - Extração Mineral
5 - ATIVIDADE PRINCIPAL	Participação Em Outras Sociedades
6 - TIPO DE CONSOLIDADO	Total
7 - TIPO DO RELATÓRIO DOS AUDITORES	Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)
01	12/04/2006	31.913	15.210	Subscrição em Bens ou Créditos	17	885,8474000000
02	28/04/2006	23.620	(8.293)	Cisão parcial Centennial 30%	-32	0,0000000000

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
14/08/2006	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2006	4 - 31/03/2006
1	Ativo Total	27.006	23.211
1.01	Ativo Circulante	251	1.106
1.01.01	Disponibilidades	39	1.042
1.01.01.01	Caixa e Bancos	39	515
1.01.01.02	Aplicações Financeiras	0	527
1.01.02	Créditos	61	64
1.01.03	Estoques	0	0
1.01.04	Outros	151	0
1.02	Ativo Realizável a Longo Prazo	7.710	9.660
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	7.710	9.660
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	7.710	9.660
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	19.045	12.445
1.03.01	Investimentos	19.040	12.445
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	19.040	12.445
1.03.01.03	Outros Investimentos	0	0
1.03.02	Imobilizado	5	0
1.03.03	Diferido	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2006	4 - 31/03/2006
2	Passivo Total	27.006	23.211
2.01	Passivo Circulante	11.105	10.522
2.01.01	Empréstimos e Financiamentos	9.921	9.792
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	383	350
2.01.04	Impostos, Taxas e Contribuições	214	36
2.01.05	Dividendos a Pagar	0	0
2.01.06	Provisões	0	0
2.01.07	Dívidas com Pessoas Ligadas	538	338
2.01.08	Outros	49	6
2.02	Passivo Exigível a Longo Prazo	0	0
2.02.01	Empréstimos e Financiamentos	0	0
2.02.02	Debêntures	0	0
2.02.03	Provisões	0	0
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	0	0
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	15.901	12.689
2.05.01	Capital Social Realizado	23.620	16.703
2.05.02	Reservas de Capital	0	0
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	(7.719)	(4.014)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2006 a 30/06/2006	4 - 01/01/2006 a 30/06/2006	5 - 01/04/2005 a 30/06/2005	6 - 01/01/2005 a 30/06/2005
3.01	Receita Bruta de Vendas e/ou Serviços	0	0	0	0
3.02	Deduções da Receita Bruta	0	0	0	0
3.03	Receita Líquida de Vendas e/ou Serviços	0	0	0	0
3.04	Custo de Bens e/ou Serviços Vendidos	0	0	0	0
3.05	Resultado Bruto	0	0	0	0
3.06	Despesas/Receitas Operacionais	(3.705)	(5.040)	(12)	(30)
3.06.01	Com Vendas	0	0	0	0
3.06.02	Gerais e Administrativas	(3.256)	(4.242)	(12)	(30)
3.06.03	Financeiras	(128)	48	0	0
3.06.03.01	Receitas Financeiras	5	235	0	0
3.06.03.02	Despesas Financeiras	(133)	(187)	0	0
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	(321)	(846)	0	0
3.07	Resultado Operacional	(3.705)	(5.040)	(12)	(30)
3.08	Resultado Não Operacional	0	0	0	0
3.08.01	Receitas	0	0	0	0
3.08.02	Despesas	0	0	0	0
3.09	Resultado Antes Tributação/Participações	(3.705)	(5.040)	(12)	(30)
3.10	Provisão para IR e Contribuição Social	0	0	0	0
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	(3.705)	(5.040)	(12)	(30)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2006 a 30/06/2006	4 - 01/01/2006 a 30/06/2006	5 - 01/04/2005 a 30/06/2005	6 - 01/01/2005 a 30/06/2005
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	187.553	187.553	20	20
	LUCRO POR AÇÃO				
	PREJUÍZO POR AÇÃO	(0,01975)	(0,02687)	(0,60000)	(1,50000)

04.01 - NOTAS EXPLICATIVAS

1 Contexto operacional

MMX Mineração e Metálicos S.A. ("MMX" ou "Companhia") é uma sociedade anônima de capital aberto. Os atuais controladores da MMX adquiriram, em 9 de novembro de 2005, a totalidade das ações representativas do capital social da Companhia, operação esta que foi aprovada, em 29 de novembro de 2005, pela Comissão de Valores Mobiliários - CVM. Em 21 de julho de 2006, a MMX protocolou o prospecto definitivo referente a uma oferta pública inicial, por meio da qual a Companhia emitiu 1.262.590 ações ordinárias nominativas, tendo realizado aumento de capital no valor de R$1.029.011. A oferta pública inicial da Companhia ainda se encontra em aberto, para fins de exercício de opção concedida aos coordenadores da oferta de lote suplementar de até 189.388 ações ordinárias, ao preço de R$815,00 por ação, a qual poderá ser exercida até 20 de agosto de 2006.

A MMX tem como objeto social a atuação nas seguintes áreas principais de negócio: extração, transformação, transporte e comercialização de minérios em geral; fabricação, transformação, transporte e comercialização de insumos siderúrgicos, bem como a construção, operação e exploração de terminais marítimos e ferrovias.

A MMX desenvolve, diretamente ou por meio de empresas controladas, projetos nas áreas de mineração, logística e indústria de produtos metálicos e de insumos siderúrgicos de valor agregado, sempre a partir do minério de ferro de produção própria. A Companhia detém recursos minerais, decorrentes da aquisição e do requerimento de direitos minerários, nos quais a MMX realiza a pesquisa e lavra de minério de ferro. No contexto dos estudos de viabilidade desenvolvidos pela Companhia e suas controladas para seus projetos, a Companhia cubou, de acordo com informação geológica obtida até 31 de março de 2006, recursos minerais, dentre medidos, indicados e inferidos, na ordem de 1.153 mil toneladas (*), conforme estudo de auditoria realizado pela SRK Consulting. Nas regiões geográficas onde os recursos da Companhia e de suas controladas estão inseridos, a Companhia administra e/ou desenvolve sistemas logísticos, com vistas ao escoamento da sua produção e ao atendimento público, sob a modalidade de concessão pública.

Em 30 de junho de 2006, a MMX possuía, através de empresas controladas com participação direta e/ou indireta, os seguintes projetos:

a. Desenvolvimento de atividades de pesquisa mineral (exceto cobre e metais preciosos) nos Municípios de Pedra Branca do Amapari e Serra do Navio, no Estado do Amapá, por meio de um contrato de exploração celebrado entre a controlada MMX Amapá Mineração Ltda. ("MMX Amapá") e a empresa Mineração Pedra Branca do Amapari Ltda. ("MPBA"), subsidiária da empresa canadense Goldcorp Inc. A Companhia concluiu estudo de viabilidade referente a este projeto, elaborado pela Natrontec - Estudos e Engenharia de Processos Ltda., que, além da mina, compreende operações ferroviárias e portuárias, que estimou os investimentos necessários em US$272.000 mil (*), com entrada em operação prevista para o exercício social de 2007.

b. A controlada MMX Minas-Rio Mineração e Logística Ltda. (nova denominação social da EBX Energia Ltda., doravante "MMX Minas-Rio"), diretamente ou por meio da sua controlada MPC Mineração e Pesquisa Ltda. ("MPC"), é titular de direitos minerais localizados no Quadrilátero Ferrífero e na Serra do Espinhaço, Estado de Minas Gerais. Esses ativos darão suporte ao sistema denominado "Sistema MMX Minas-Rio", que visa à produção de minério de ferro e o seu escoamento por meio de um mineroduto com uma extensão de aproximadamente 550 quilômetros, que ligará a região produtora até o Município de São João da Barra, no Estado do Rio de Janeiro, onde a Companhia, por meio de uma de suas controladas, já é titular de um imóvel com 1.924.000 hectares, apropriado para a construção de um porto com capacidade para receber navios de grande calado. A Companhia concluiu estudo de viabilidade, elaborado e/ou compilado pela SRK Consulting, referente a este projeto, o qual estimou os investimentos necessários em US$2.033.000 mil (*), incluindo os investimentos referentes à aquisição de direitos minerários, com entrada em operação prevista para o exercício social de 2009.

c. A Companhia, através da controlada MMX Amapá, constituiu a MMX Logística do Amapá Ltda. ("MMX Logisitica do Amapá") em 23 de fevereiro de 2006, após o processo de licitação iniciado no ano de 2005, com o propósito de receber do Estado do Amapá a Concessão para Exploração do Serviço de Transporte Ferroviário de Cargas e Passageiros na Estrada de Ferro Amapá - EFA. A concessão da operação da ferrovia, pelo prazo de 20 anos, renovável por um prazo adicional de 20 anos, nos termos da lei, visa, dentre outras atividades de natureza pública, a desenvolver a logística de transporte do minério de ferro a ser extraído das minas detidas pela Companhia no Estado do Amapá, para cumprir contrato de suprimento firmado com a MMX Amapá.

Pelo Contrato de Concessão, a MMX Logística do Amapá deverá investir nos dois primeiros anos de concessão o total de R$40.700 (*) na recuperação da ferrovia. Pela outorga, a MMX Amapá efetuou, em 7 de março de 2006, o pagamento no valor de R$814 ao Estado do Amapá, equivalente a 2% do valor estimado dos investimentos em recuperação.

d. Em 12 de abril de 2006, o acionista controlador da MMX integralizou aumento de capital mediante a conferência à Companhia de quase a totalidade das quotas representativas do capital social da empresa MMX Corumbá Participações Ltda.

Em 18 de abril de 2006, a Companhia promoveu a cisão plena da MMX Corumbá Participações Ltda., com absorção integral de seu patrimônio pelas sociedades controladas MMX Corumbá Mineração Ltda. ("MMX Corumbá") e MMX Metálicos Brasil Ltda. ("MMX Metálicos"). Como a empresa cindida não tinha outros ativos ou passivos, a operação de cisão foi implementada sem aumento de capital nas sociedades receptoras, passando a Companhia a

deter, diretamente, a quase totalidade das quotas representativas do capital social das empresas controladas MMX Corumbá e MMX Metálicos.

A controlada MMX Corumbá é detentora e arrenda direitos de lavra no Município de Corumbá, Estado do Mato Grosso do Sul, e encontra-se em fase inicial de produção através da operação de uma planta móvel de limitada produção. A Companhia concluiu estudo de viabilidade referente a este projeto, elaborado pela Natrontec - Estudos e Engenharia de Processos Ltda., que estimou os investimentos necessários em US$72.000 mil (*).

A controlada MMX Metálicos desenvolve atualmente projetos, a respeito dos quais a Companhia contratou estudos de viabilidade junto à Hatch Consulting e à Outokumpu Technologies, visando à implantação de usinas integradas para a produção de ferro gusa e semi-acabados, preferencialmente nos Estados do Amapá e do Mato Grosso do Sul, onde estão localizadas minas próprias da Companhia, e à implantação de usina de pelotização na propriedade de controlada da Companhia no Município de São João da Barra, Estado do Rio de Janeiro. Os investimentos necessários para estes projetos estão estimados em US$1.224.000 mil (*).

(*) Não revisado pela KPMG Auditores Independentes.

Conforme mencionado na Nota Explicativa nº 16, em 28 de abril de 2006, os acionistas da MMX promoveram uma cisão parcial da Companhia, correspondente a 30% das quotas das empresas controladas; MMX Amapá, MMX Corumbá e MMX Minas-Rio.

2 Licenças

A política ambiental do Grupo MMX tem como pré-requisito obter todas as licenças exigidas por lei para cada uma das suas instalações e atividades. Atualmente, a Companhia possui, através de suas controladas MMX Corumbá, MMX Logística do Amapá e MMX Metálicos (conforme descrito na Nota Explicativa 20c.) as seguintes licenças:

Empresa	Tipo	Data de emissão	Vigência
MMX Corumbá	Operação de mina 63	27/10/2005	1 Ano
MMX Logística Amapá	Operação de ferrovia	14/4/2006	1 Ano

3 Apresentação das informações trimestrais

As informações trimestrais individuais e consolidadas foram elaboradas com base nas práticas contábeis emanadas da legislação societária e normas da Comissão de Valores Mobiliários - CVM.

Resumo das principais práticas contábeis

a. Apuração do resultado

O resultado das operações é apurado em conformidade com o regime contábil de competência de exercício. Tendo em vista a fase pré-operacional da maior parte das empresas controladas

pela Companhia, o resultado consolidado da Companhia é representado basicamente por gastos que não são relacionados aos projetos em andamento e/ou que não estão diretamente associados a benefícios futuros. Parte dos resultados consolidados da Companhia decorre da operação da Estrada de Ferro do Amapá e da mina de minério de ferro da MMX Corumbá, que se encontra em fase de lavra inicial, sendo que o primeiro faturamento da aludida mina ocorreu apenas após a conclusão do trimestre.

b. Estimativas contábeis

A elaboração de demonstrações financeiras de acordo com as práticas contábeis adotadas no Brasil requer que a Administração use de julgamento na determinação e registro de estimativas contábeis. Ativos e passivos significativos sujeitos a essas estimativas e premissas incluem o valor residual do ativo imobilizado, os direitos minerais, o ágio na aquisição de controlada, a provisão para contingências e a valorização de instrumentos financeiros. A liquidação das transações envolvendo essas estimativas poderá resultar em valores diferentes dos estimados, devido a imprecisões inerentes ao processo de sua determinação. A Companhia revisa as estimativas e premissas pelo menos trimestralmente.

c. Moeda estrangeira

Os ativos e passivos monetários denominados em moedas estrangeiras foram convertidos para reais pela taxa de câmbio da data de fechamento do balanço e as diferenças decorrentes de conversão de moeda foram reconhecidas no ativo permanente, tendo em vista que as empresas controladas da Companhia se encontram em fase pré-operacional.

d. Ativos circulante e realizável a longo prazo

- **Aplicações financeiras**

  As aplicações financeiras estão avaliadas ao custo, acrescido dos rendimentos auferidos até a data do balanço.

- **Estoques**

  Avaliados ao custo médio de aquisição ou de produção, reduzido por provisão para perda ao valor de mercado.

  O custo dos estoques inclui gastos incorridos na aquisição, transporte e armazenagem dos estoques. No caso de estoques acabados e estoques em elaboração, o custo inclui as despesas gerais de fabricação baseadas na capacidade normal de operação.

- **Demais ativos circulantes e realizável a longo prazo**

  São apresentados pelo valor líquido de realização.

e. Permanente

- **Investimentos**

  Os investimentos em empresas controladas estão avaliados na controladora pelo método de equivalência patrimonial acrescido de ágio ou deduzidos de deságio, quando aplicável.

  O ágio gerado na aquisição de controlada está fundamentado na expectativa de geração de lucros futuros e será amortizado de acordo com os resultados futuros em até 10 anos (vide Nota Explicativa nº 7).

- **Imobilizado**

  Registrado ao custo de aquisição, formação ou construção (inclusive juros e demais encargos financeiros). A depreciação é calculada pelo método linear a taxas que levarão em consideração o tempo de vida útil estimado dos bens.

- **Direitos minerais**

  Avaliados pelo valor de custo de aquisição dos direitos minerais e sujeito a testes de recuperabilidade. A amortização ocorrerá pelo período de vida útil estimado das minas, a partir do início das operações.

- **Diferido**

  Todos os resultados apurados na fase pré-operacional, relativos a gastos com pesquisa e desenvolvimento dos projetos das controladas da Companhia, assim como os correspondentes encargos financeiros, variações monetárias e/ou cambiais auferidas até a data dos balanços, estão associados à expectativa de benefícios futuros e encontram-se registrados no ativo diferido. A amortização ocorrerá pelo período de 10 anos, a partir do início das operações.

  Os gastos que não estão diretamente associados a quaisquer benefícios futuros são transferidos do ativo diferido para o resultado do período.

f. Passivos circulante e exigível a longo prazo

São demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos, variações monetárias e/ou cambiais incorridas até a data dos balanços.

g. Provisões

Uma provisão é reconhecida no balanço quando a Companhia possui uma obrigação legal ou constituída como resultado de um evento passado, e é provável que um recurso econômico seja requerido para saldar a obrigação. As provisões são registradas tendo como base as melhores estimativas do risco envolvido.

h. Imposto de renda e contribuição social

A Companhia, neste exercício, não apurou lucro tributável e, conseqüentemente, não obteve base de cálculo positiva para o imposto de renda e a contribuição social. Adicionalmente, os créditos fiscais diferidos ativos são integralmente provisionados, devido à ausência de histórico de rentabilidade.

i. Demonstração dos fluxos de caixa

A Companhia está apresentando como informação suplementar, a demonstração dos fluxos de caixa preparada de acordo com a NPC 20 - Demonstração dos fluxos do caixa, emitida pelo IBRACON - Instituto de Auditores Independentes do Brasil.

4 Informações trimestrais consolidadas

Comparativo trimestral

A análise comparativa entre os trimestres findos em 30 de junho 2006 e 2005, e 31 de março de 2006, está prejudicada dado que:

a. Pelo aspecto da controladora

Somente a partir de 9 de novembro de 2005, quando o controle da MMX foi adquirido pelo atual acionista controlador, se iniciaram transações dentro do contexto operacional atual da Companhia. Os saldos contábeis registrados na controladora em 30 de junho de 2005 representavam as diminutas atividades da Tressem Participações S.A. (antiga denominação da MMX), que não possuía operações ou ativos, não detinha investimentos em outras empresas e não explorava atividade empresarial habitual.

b. Pelo aspecto do consolidado

Em 30 de junho de 2005, a MMX não detinha investimentos e as atuais controladas não possuíam a estrutura de controle societário hoje vigente, bem como encontravam-se em um contexto organizacional e operacional muito incipiente quando comparado ao modelo de operação atualmente desenhado para essas controladas.

Em função da reestruturação societária ocorrida em 12 de abril de 2006 (conforme descrito na Nota Explicativa nº 16a.), a Companhia passou a deter os investimentos da MMX Corumbá e MMX Metálicos e as seguintes participações societárias: 99,9% da MMX Metálicos, 70% da MMX Amapá, 70% da MMX Minas-Rio e 70% da MMX Corumbá.

Desta forma, o balanço patrimonial em 31 de março de 2006 e as demonstrações de resultados e dos fluxos de caixa do trimestre findo em 30 de junho de 2005 não são comparáveis com as informações trimestrais apresentadas pela Companhia em 30 de junho de 2006.

As políticas contábeis foram aplicadas de forma uniforme em todas as empresas consolidadas.

As demonstrações financeiras consolidadas incluem as demonstrações da MMX e suas controladas diretas e indiretas a seguir relacionadas:

	Porcentagem de participação	
	30/6/2006	**31/3/2006**
Controladas diretas:		
MMX Amapá	70,00%	99,99%
MMX Minas-Rio	70,00%	99,99%
MMX Corumbá	70,00%	-
MMX Metálicos	99,99%	-
Controladas indiretas:		
MPC	69,99%	99,99%
IRX	56,00%	80,00%
MMX Logística do Amapá	69,99%	99,99%

Descrição dos principais procedimentos de consolidação

a. Eliminação dos saldos das contas de ativos e passivos entre as empresas consolidadas;

b. Eliminação dos saldos das contas de investimentos e correspondentes participações no capital, reservas e lucros/prejuízos acumulados das empresas controladas;

c. Destaque do valor da participação dos acionistas minoritários nas demonstrações financeiras consolidadas; e

d. Eliminação dos saldos de receitas e despesas, decorrentes de negócios entre as empresas. Esses saldos são eliminados na medida da participação da controladora nas controladas contra o investimento na mesma. Perdas não realizadas são eliminadas da mesma maneira, mas apenas quando não há evidências de problemas de recuperação dos ativos relacionados.

5 Disponibilidades

	Controladora		Consolidado	
	30/6/2006	**31/3/2006**	**30/6/2006**	**31/3/2006**
Caixa e bancos	39	515	20.070	13.266
Aplicações financeiras	-	527	18.527	6.402
	39	1.042	38.597	19.668

As aplicações financeiras referem-se substancialmente a certificados de depósitos bancários e fundos de renda fixa.

Demonstração dos fluxos de caixa

	Controladora		Consolidado	
	2006	2005	2006	2005
Fluxos de caixa das atividades operacionais				
Prejuízo do exercício	(5.040)	(30)	(5.040)	-
Participações minoritárias	-	-	8.156	-
Variações nos ativos e passivos:				
Redução em outras contas a receber	(9.348)	-	(14.016)	-
Aumento em fornecedores	383	7	7.426	-
Aumento (redução) em contas a pagar e provisões	1.591	-	(8.709)	-
Disponibilidades líquidas geradas pelas (aplicadas nas) atividades operacionais	(12.414)	(23)	(12.183)	-
Fluxos de caixa das atividades de investimentos				
Créditos com partes relacionadas	-	-	(267)	-
Aquisições de investimentos	(15.220)	-	-	-
Aquisições de imobilizado	(5)	-	(25.441)	-
Aquisição de direitos minerários	-	-	(44.568)	-
Adições ao diferido	-	-	(52.035)	-
Disponibilidades líquidas aplicadas nas atividades de investimentos	(15.225)	-	(122.311)	-
Fluxos de caixa das atividades de financiamentos				
Integralização de capital	6.917	-	6.917	-
Empréstimos obtidos	9.920	-	146.271	-
Débitos com partes relacionadas	181	21	-	-
Disponibilidades líquidas geradas pelas atividades de financiamentos	17.018	21	153.188	-
Demonstração do aumento (redução) nas disponibilidades				
No início do exercício	10.660	3	19.903	-
No fim do exercício	39	1	38.597	-
Aumento (redução) nas disponibilidades	(10.621)	(2)	18.694	-

6 Estoques

	Consolidado	
	30/6/2006	31/3/2006
Produtos acabados	12.566	-
Provisão para perda ao valor de mercado	(6.643)	-
	5.923	-

Em 30 de junho de 2006, os estoques de minério de ferro da Mina Corumbá, em estágio inicial de lavra, montavam 112 mil toneladas de *lump*. Esse estoque foi incorporado pela Companhia em função da reestruturação societária ocorrida em 12 de abril de 2006, conforme descrito na Nota Explicativa nº 16a.

7 Investimentos e ágio na aquisição de controlada

a. Composição dos saldos

	Controladora		Consolidado	
	30/6/2006	31/3/2006	30/6/2006	31/3/2006
Participação em empresas controladas	19.040	12.445	-	-
Ágio apurado na aquisição de controlada	-	-	177.513	177.513
	19.040	12.445	177.513	177.513

O saldo do ágio apurado na aquisição da controlada MPC pela MMX Minas-Rio encontra-se fundamentado na expectativa de rentabilidade futura da exploração da reserva mineral relativo ao direito mineral da área do Quadrilátero Ferrífero, localizado no Estado de Minas Gerais, conforme Nota Explicativa nº 8. A rentabilidade futura está baseada em estudos de viabilidade e planos de negócio dos projetos e laudos técnicos sobre a capacidade produtiva das reservas.

A amortização do ágio será registrada em até 10 anos a partir da entrada em operação comercial, em conformidade com as projeções de rentabilidade futura.

b. *Movimentação dos saldos*

	Controladora - 30/6/2006							
	MMX Amapá	IRX	MMX Logística do Amapá	MMX Minas-Rio	MPC	MMX Corumbá	MMX Metálicos	Total
Participação no capital social (em %)	70,00%	56,00%	69,99%	70,00%	69,99%	70,00%	99,99%	-
Patrimônio líquido	4	56	-	8.478	30	15.206	10	-
Capital social	6.628	10	-	8.478	30	15.200	10	-
Capital social a integralizar	-	-	15.000	-	-	-	-	-
Adiantamento para futuro aumento do capital	-	46	(15.000)	-	-	-	-	-
Prejuízo do trimestre	(465)	-	-	-	-	6	-	-
Saldo em 31 de março de 2006	3.967	-	-	8.478	-	-	-	12.445
Aquisição de investimentos	1.777	-	-	423	-	10.645	10	12.855
Adiantamento para futuro aumento de capital	(2.968)	-	-	(2.967)	-	-	-	(5.935)
Equivalência patrimonial	(325)	-	-	-	-	-	-	(325)
Saldo em 30 de junho de 2006	2.451	-	-	5.934	-	10.645	10	19.040

	Controladora - 31/3/2006					
	MMX Amapá	IRX	MMX Logística do Amapá	MMX Minas-Rio	MPC	Total
Participação no capital social (em %)	99,99%	80,00%	100,00%	99,99%	99,99%	-
Patrimônio líquido	3.967	44	-	8.478	30	-
Capital social	6.628	10	-	10	30	-
Capital social a integralizar	-	-	15.000	-	-	-
Adiantamento para futuro aumento do capital	-	34	(15.000)	-	-	-
Prejuízo do trimestre	(525)	-	-	-	-	-
Saldo em 31 de dezembro de 2005	842	-	-	2.977	-	3.819
Aquisição de investimentos	3.650	-	-	5.501	-	9.151
Equivalência patrimonial	(525)	-	-	-	-	(525)
Saldo em 31 de março de 2006	3.967	-	-	8.478	-	12.445

8 Direitos minerais e concessão

A Companhia detinha os seguintes direitos minerais:

Empresa		Estado	Direito	30/6/2006	31/3/2006
Aquisições:					
IRX	(a)	Bahia	Mineral - Minério de Ferro	168	178
MMX Minas-Rio	(b)	Minas Gerais	Mineral - Minério de Ferro	9.305	9.305
MMX Minas-Rio	(c)	Minas Gerais	Mineral - Minério de Ferro	40.000	40.000
MPC	(d)	Minas Gerais	Mineral - Minério de Ferro	25	25
MMX Minas-Rio	(e)	Minas Gerais	Mineral - Minério de Ferro	30	-
MMX Corumbá	(f)	Mato Grosso	Mineral - Minério de Ferro	28.604	-
MMX Logística do Amapá	(g)	Amapá	Concessão Ferrovia/Outorga	814	814
				78.946	50.322
Opções de compra:					
MMX Minas-Rio	(h)	Minas Gerais	Mineral - Minério de Ferro	1.490	1.490
MMX Minas-Rio	(i)	Minas Gerais	Mineral - Minério de Ferro	1.086	1.086
MMX Minas-Rio	(j)	Minas Gerais	Mineral - Minério de Ferro	12.537	-
				15.113	2.576
				94.059	52.898

(a) Direitos minerais adquiridos em 9 de junho de 2004 no Estado da Bahia, objeto de pendência judicial citada na Nota Explicativa nº 13.

(b) Adquirido em 14 de setembro de 2005, localizado na região do Quadrilátero Ferrífero, Estado de Minas Gerais, ao custo total de US$4.000 mil. Em 30 de junho de 2006, a Companhia tinha assumido uma obrigação a pagar de US$3.400 mil, conforme descrito na Nota Explicativa nº 15.

(c) Adquirido em 19 de outubro de 2005, localizado na região da Serra do Espinhaço, Estado de Minas Gerais ao custo total de R$40.000 dos quais R$4.500 foram pagos na assinatura do contrato e o restante será pago de forma parcelada, conforme detalhado na Nota Explicativa nº 15.

(d) Aquisição em 17 de agosto de 2005, localizado na região do Quadrilátero Ferrífero, Estado de Minas Gerais, mediante a aquisição das quotas da empresa MPC, detentora dos referidos ativos. O valor total da negociação foi de US$75.000 mil, tendo sido paga em 2005 a primeira parcela no montante de US$20.000 mil paga pela controlada MMX Minas-Rio. Em 30 de junho de 2006, o saldo da obrigação a pagar era de US$55.000 mil, conforme descrito na Nota Explicativa nº 15. Em 10 de janeiro de 2006, a controladora requereu novos direitos minerais junto ao Departamento Nacional de Produção Mineral - DNPM na mesma região, ao custo de R$1.

O valor do direito mineral registrado na controlada indireta MPC é de R$25, tendo a controlada MMX Minas-Rio registrado um ágio na transação, conforme descrito na Nota Explicativa nº 7.

(e) Contrato firmado em 13 de abril de 2006 para serviços de pesquisa mineral e lavra experimental necessária a um melhor conhecimento da área pelo valor de R$30.

(f) Direitos minerários das minas Laiz e Ema, denominada mina 63, no Município de Corumbá, Estado de Mato Grosso do Sul, adquiridos pelo valor de R$28.604 da empresa Sociedade Brasileira de Imóveis Ltda.

(g) Valor da outorga de concessão da Estrada de Ferro Amapá - EFA, conforme descrito na Nota Explicativa nº 1c.

(h) Em 13 de março de 2006, foi firmado contrato de opção de compra de direitos minerais para a exploração de minério de ferro na região da Serra do Espinhaço, pelo qual pagou US$700 mil (aproximadamente R$1.500) como opção de compra. O valor total dos direitos minerais é de R$35.000, devendo ser pago em vinte parcelas mensais iguais e consecutivas no valor de R$1.750, corrigidas pelo índice de poupança, sendo a primeira devida no momento de exercício da opção de compra.

(i) Em 3 de março de 2006, foi firmado contrato de opção de compra dos direitos minerais para a exploração de minério de ferro na região da Serra do Espinhaço, pelo qual deverá pagar US$500 mil como opção de compra, dos quais já foram pagos US$300 mil e o saldo remanescente será pago em quatro parcelas mensais de US$50 mil cada uma a partir de 6 de julho de 2006. A determinação do valor total está condicionada tanto à dimensão das reservas

lavráveis quanto ao teor do minério, o que será apurado mediante programa de pesquisa que será realizado.

(j) Em 28 de abril de 2006, foi firmado contrato de opção de compra de direitos minerais para a exploração de minério de ferro na região do Quadrilátero Ferrífero, pelo qual pagou US$6.000 mil como opção de compra. A opção de compra tem validade de 10 meses e pode ser prorrogada por mais 8 meses mediante pagamento adicional de US$19.000 mil.

Conforme mencionado na Nota Explicativa nº 20d., posteriormente a 30 de junho de 2006 a Companhia, através de suas controladas, adquiriu novas áreas para exploração de direitos minerários.

9 Imobilizado

	Consolidado	
	30/6/2006	**31/3/2006**
MMX	5	-
MMX Amapá	1.708	1.420
MMX Minas-Rio	147	-
MMX Corumbá	10.282	-
MMX Metálicos	12.523	-
MPC	7.054	6.426
MMX Logística do Amapá	859	17
	32.578	7.863

Sendo sua composição como segue:

		Consolidado					
	Taxa de depreciação % a.a.	**30/6/2006**			**31/3/2006**		
		Custo	**Depreciação**	**Líquido**	**Custo**	**Depreciação**	**Líquido**
Móveis e utensílios	10	588	(43)	545	272	(24)	248
Máquinas e equipamentos	10	9.811	(214)	9.597	1.030	(51)	979
Aeronave	10	12.145	-	12.145	-	-	-
Equipamentos de informática	20	1.253	(97)	1.156	458	(8)	450
Veículos	20	777	(87)	690	366	(22)	344
Programas de tecnologia da informação	20	252	(21)	231	52	(10)	42
		24.826	(462)	24.364	2.178	(115)	2.063
Terrenos		7.947	-	7.947	5.800	-	5.800
Obras em andamento		267	-	267	-	-	-
		8.214	-	8.214	5.800	-	5.800
		33.040	(462)	32.578	7.978	(115)	7.863

Operação de lease-back da aeronave

Em 16 de maio de 2006, a controlada MMX Metálicos assinou contrato de *sale-lease-back* de aeronave no valor de US$5.400 mil, pelo prazo de 120 meses, com valor residual de US$1.350 mil. O contrato de *leasing* tem 6 meses de carência e as amortizações serão trimestrais vencendo a primeira parcela em outubro de 2006.

Esta aeronave foi adquirida pela controlada MMX Metálicos em fevereiro de 2006, pelo valor de US$6.000 mil, tendo sido incorporada pela Companhia em função da reestruturação societária ocorrida em 12 de abril de 2006, conforme descrito na Nota Explicativa nº 16a.

10 Diferido

	Consolidado	
	30/6/2006	**31/3/2006**
MMX Amapá	19.470	16.303
MMX Minas-Rio	477	(5.495)
MPC	9.870	3.018
MMX Corumbá	22.884	-
MMX Metálicos	13.672	-
MMX Logística do Amapá	2.817	285
IRX	46	34
	69.236	14.145

Sendo sua composição como segue:

	Taxa de amortização % a.a.	Consolidado - Custo	
		30/6/2006	**31/3/2006**
Despesas pré-operacionais	10	91.351	22.223
Resultados financeiros pré-operacionais	10	(22.115)	(8.078)
		69.236	14.145

O diferido está demonstrado ao custo de formação e representa gastos pré-operacionais incorridos e resultados financeiros auferidos na fase de pesquisa e implantação dos projetos integrados de mineração e logística.

O ativo diferido será amortizado em 10 anos, a partir da data de entrada em operação comercial, quando as expectativas de benefícios econômicos começarem a se realizar.

11 Transações com partes relacionadas

	Controladora				Consolidado			
	Contas a receber		Contas a pagar		Contas a receber		Contas a pagar	
Partes relacionadas	30/6/2006	31/3/2006	30/6/2006	31/3/2006	30/6/2006	31/3/2006	30/6/2006	31/3/2006
MMX	-	-	-	-	-	16	-	-
MMX Amapá	2.955	3.165	-	-	-	-	-	-
MMX Minas-Rio	4.035	6.495	-	-	-	-	-	-
MMX Metálicos	720	-	-	-	-	49	-	-
MMX Corumbá	-	-	200	-	-	-	-	-
Eike Fuhrken Batista	-	-	338	338	-	1	338	338
	7.710	9.660	538	338	-	66	338	338

Os principais saldos de ativos e passivos em 30 de junho e 31 de março de 2006, relativos a operações com partes relacionadas, decorrem de transações com a Companhia, suas controladas diretas e indiretas.

Conforme mencionado na Nota Explicativa nº 12, o acionista controlador é o avalista dos financiamentos e empréstimos obtidos pelas empresas controladas da Companhia.

12 Financiamentos e empréstimos

Instituições	Garantias	Custo da dívida	Vigência	30/6/2006	31/3/2006
Banco ABN AMRO Real S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC (*) + 6,70% a.a.	16/03/2007	9.921	9.792
Total controladora - circulante				9.921	9.792
MMX Minas-Rio					
Unibanco S.A.	Interveniente: Eike Fuhrken Batista	VC (*) + 6,65% a.a.	04/08/2006	26.096	26.638
Unibanco S.A.	Interveniente: Eike Fuhrken Batista	VC (*) + 7,50% a.a.	27/09/2006	17.845	17.635
Unibanco S.A.	Interveniente: Eike Fuhrken Batista	VC (*) + 7,40% a.a.	01/08/2006	14.236	-
Unibanco S.A.	Interveniente: Eike Fuhrken Batista	VC (*) + 6,60% a.a.	28/06/2007	10.855	-
Banco Itaú BBA S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 6,90% a.a.	11/09/2006	9.057	8.939
MMX Amapá					
Banco Itaú BBA S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 6,10% a.a.	06/11/2006	10.970	11.460
Banco ABC Brasil S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 8,50% a.a.	27/09/2006	11.052	10.862
MPC					
Banco Itaú BBA S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 8,30% a.a.	29/03/2007	2.210	2.174
Banco Itaú BBA S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 6,90% a.a.	11/09/2006	5.661	5.587
Banco Unibanco S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 6,60% a.a.	28/06/2007	10.855	-
MMX Metálicos					
Banco ABN AMRO S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 7,86% a.a.	06/12/2006	21.765	-
Leasing Aeronave	Avalista/Coobrigado: Eike Fuhrken Batista	VC + Libor + 2,85% a.a.	01/07/2016	11.732	-
MMX Corumbá					
Banco Unibanco S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + Libor + 4,10% a.a.	31/08/2008	26.646	-
Banco ABC Brasil S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + Libor +3,50% a.a.	19/10/2007	11.009	-
Banco BBM S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 8,80% a.a.	20/11/2006	7.576	-
Banco Itaú BBA S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 7,50% a.a.	11/06/2007	10.853	-
Banco Itaú BBA S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	VC + 7,60% a.a.	22/06/2007	8.752	
BNDES - Banco Nacional	Avalista/Coobrigado: Eike Fuhrken Batista	12,60% a.a.	15/03/2010	867	-
Total consolidado				227.958	93.087
Circulante				198.452	93.087
Exigível a longo prazo				29.506	-

A Companhia, através da controlada MMX Amapá, dispõe, junto ao Banco ABC Brasil S.A. e ao Arab Banking Corporation BSC, de uma linha de crédito no montante de US$200.000 mil, pelo prazo de 7 anos, com dois anos de carência, garantida por contrato de exportação da produção de minério de ferro da Companhia. A linha de crédito se encontra sujeita a uma série de condições suspensivas, dentre elas, a aprovação da operação e da constituição de suas garantias por parte dos comitês de crédito das instituições financeiras.

A Companhia, através da controlada MMX Minas-Rio, dispõe, junto ao Unibanco, de uma linha de crédito no montante de US$550.000 mil pelo prazo de até 144 meses, com 6 meses de carência. Além desta linha própria, o Unibanco atuará como assessor para a contratação de US$968.000 mil em linhas adicionais, perfazendo, em conjunto com a linha direta do Unibanco, um total de US$1.518.000 mil. Estas linhas de crédito estão sujeitas a uma série de garantias e *covenants*, incluindo penhor de direitos minerários, penhor dos ativos, entre outras garantias. Para os investimentos iniciais do projeto e obtenção de licenças, o Unibanco liberou uma linha, na modalidade empréstimo-ponte, de US$50.000 mil, sendo que a Companhia já utilizou US$10.000 mil em 13 de junho de 2006, e em garantia foi dado o penhor do direito minerário do processo 830.286 do DNPM, de propriedade da controlada MMX Minas-Rio.

13 Provisão para contingências

Em 30 de junho e 31 de março de 2006, a Companhia, suas controladas diretas e indiretas são parte em ações judiciais e processos administrativos, e correntes do curso normal das operações, envolvendo questões cíveis.

A controlada indireta IRX Mineração Ltda. ("IRX") é parte nas ações abaixo relacionadas, envolvendo os direitos minerais detalhados na Nota Explicativa nº 8 acima:

- Ação indenizatória visando à anulação do negócio de venda de direito mineral realizado entre João Carlos de Castro Cavalcanti e a IRX, a qual aguarda sentença em 1ª instância;

- Medida cautelar da violação do compromisso de exclusividade na alienação dos referidos direitos minerais entre Metal Data Ltda. e João Carlos de Castro Cavalcanti ("João Cavalcanti"). A despeito de a aquisição pela IRX ser anterior ao contrato firmado entre Metal Data e João Cavalcanti, houve deferimento de liminar requerida pela Metal Data, suspendendo qualquer registro de cessão dos direitos minerais pelo DNPM. A IRX ingressou espontaneamente em tal ação judicial, como terceiro prejudicado, para requerer a revogação da citada liminar. Aguarda apreciação, pelo Superior Tribunal de Justiça, de Recurso Especial contra a liminar concedida em favor da Metal Data. A ação cautelar foi julgada procedente e a IRX apresentará oportunamente o seu recurso de apelação; e

- Notificação judicial proposta pelas controladas MMX Amapá e IRX em face de João Cavalcanti, tendo por objeto a exclusão deste último como sócio da IRX, haver negociado com terceiros os direitos minerais que havia anteriormente aportado ao patrimônio da referida empresa.

  A Administração da Companhia, baseada nos pareceres de seus advogados, julga como remota a possibilidade de perda nas referidas ações e, portanto, não constitui provisão para contingências.

14 Imposto de renda e contribuição social diferidos

Em 30 de junho e 31 de março de 2006, as controladas da Companhia encontravam-se em fase pré-operacional e, desta forma, o imposto de renda e a contribuição social diferidos ativos foram calculados e registrados com uma provisão integral para realização destes ativos, devido à ausência de histórico de rentabilidade.

O imposto de renda e a contribuição social diferidos têm a seguinte origem:

	Controladora	
	30/6/2006	**31/3/2006**
Realizável a longo prazo:		
Prejuízos fiscais a compensar	1.164	318
Base negativa de contribuição social	420	115
	1.584	433
Provisão para realização	(1.584)	(433)
	-	-

15 Obrigações com aquisições de investimentos

A Companhia e suas controladas detinham compromissos consolidados relativos à aquisição das quotas da controlada MPC e pela aquisição direta de direitos minerais, abaixo detalhados:

			Consolidado			
			30/6/2006		31/3/2006	
Empresa		**Credor**	**Curto prazo**	**Longo prazo**	**Curto prazo**	**Longo prazo**
MMX Minas-Rio	(a)	Cedente de direitos minerários	6.623	-	6.648	-
MMX Minas-Rio	(b)	Cedente de direitos minerários	18.166	10.614	12.714	20.266
MMX Minas-Rio	(c)	Cedente das quotas	60.828	60.828	60.679	60.679
MMX Minas-Rio		Outros	2.167	608	3.082	607
			87.784	72.050	83.123	81.552

(a) Saldo remanescente de US$3.400 mil devido ao Sr. Sebastião Cotta Lima que deverá ser pago após a conclusão do trabalho de avaliação da reserva, estimada para setembro de 2006.

(b) Saldo remanescente a pagar ao Sr. José Marcilio Nunes Filho, devido em 3 parcelas corrigidas pelo IGP-M, de R$8.398 em 14 de outubro de 2006, R$9.726 e R$10.400 em 12 de abril e 9 de outubro de 2007, respectivamente.

(c) Saldo remanescente de US$55.000 mil relativo à compra das quotas da controlada MPC, devido ao Sr. Maurílio de Oliveira Resende e outros. Tal valor deve ser pago em duas parcelas de US$27.500 mil, com vencimentos para 23 de dezembro de 2006 e 23 de junho de 2008, acrescidas de juros de 2.5% a.a. A Companhia constituiu caução de direitos minerários, sob titularidade da controlada MPC, em favor dos vendedores como garantia do pagamento.

16 Patrimônio líquido (controladora)

a. Capital social

Em 30 de junho e 31 de março de 2006, o capital social da Companhia era dividido em 187.552.806 (cento e oitenta e sete mil, quinhentos e cinqüenta e duas mil e oitocentas e seis) e 92.044 (noventa e duas mil e quarenta e quatro) ações ordinárias, todas escriturais e sem valor nominal, respectivamente.

Em 19 de dezembro de 2005, a Companhia, por meio de Reunião do Conselho de Administração realizada naquela data, teve seu capital aumentado em R$16.643, mediante subscrição privada de ações, sendo parte integralizada em moeda corrente nacional e parte em quotas representativas do capital social da MMX Amapá e da MMX Minas-Rio.

As quotas conferidas ao capital social foram vertidas por seus valores contábeis, conforme laudos de avaliação apresentados pela ACAL CONSULTORIA E AUDITORIA S.S., empresa contratada exclusivamente para este fim. Conforme exposto na justificativa da Administração para o aumento de capital, o valor patrimonial se encontrava substancialmente aquém do valor justo de mercado das quotas.

No referido aumento de capital, o preço de emissão de ação da Companhia foi fixado em R$519,38 (quinhentos e dezenove reais e trinta e oito centavos) por ação, levando-se em conta a expectativa de rentabilidade futura da Companhia, conforme justificativa apresentada pela Administração da Companhia aos acionistas em 14 de dezembro de 2005.

Em 12 de abril de 2006, o Conselho de Administração da Companhia aprovou aumento de capital no valor de R$15.210, mediante a emissão de 17.170 ações ordinárias escriturais, ao preço de emissão de R$885,8474 por ação. O acionista controlador da MMX integralizou o aumento de capital mediante a conferência ao capital da Companhia de quase a totalidade das quotas representativas do capital social da empresa MMX Corumbá Participações Ltda. O valor unitário das quotas da MMX Corumbá Participações Ltda. foi objeto de laudo de avaliação preparado por ACAL CONSULTORIA E AUDITORIA S.S., na data-base de 31 de março de 2006, tendo como critério de avaliação o valor patrimonial contábil das quotas, sendo que o aludido laudo foi aprovado à unanimidade pelos acionistas da Companhia.

Em 28 de abril de 2006, em Assembléia Geral Extraordinária, os acionistas da MMX resolveram, à unanimidade, promover uma cisão parcial da Companhia, destacando em favor das sociedades Centennial Asset Participações Amapá S.A., Centennial Asset Participações Minas-Rio S.A. e Centennial Asset Participações Corumbá S.A. (as "Receptoras"), respectivamente, 30% das quotas representativas das empresas controladas, MMX Amapá, MMX Minas-Rio e MMX Corumbá, e a parcela correspondente de capital social. A cisão parcial representou o cancelamento da totalidade das ações ordinárias da Companhia então detidas pelo investidor estrangeiro Centennial Asset Mining Fund LLC, o qual recebeu, em substituição, ações das sociedades receptoras da parcela cindida.

As parcelas de patrimônio líquido da MMX transferidas às Receptoras por força da cisão, foram avaliadas pela ACAL CONSULTORIA E AUDITORIA S.S., na data-base de 18 de abril de 2006, tendo como critério de avaliação o valor patrimonial contábil das contas ativas e passivas, com base nos elementos constantes do Balanço Especial da Companhia levantado na data-base de 18 de abril de 2006.

O valor das parcelas cindidas, na data de cisão, eram de R$8.293, sendo atribuído a cada uma das Receptoras os seguintes valores:

- À Centennial Asset Participações Amapá S.A. foi atribuído o valor de R$1.190;

- À Centennial Asset Participações Minas-Rio S.A. foi atribuído o valor de R$2.543; e

- À Centennial Asset Participações Corumbá S.A. foi atribuído o valor de R$4.560.

Em decorrência da cisão, o capital social da MMX foi reduzido em R$8.293, com a conseqüente extinção de 32.000 (trinta e duas mil) ações ordinárias escriturais de propriedade da acionista Centennial Asset Mining Fund, passando o capital da MMX a ser de R$23.620, dividido em 77.214 (setenta e sete mil e duzentas e quatorze) ações ordinárias escriturais, sem valor nominal. A redução de capital não implicou em diluição patrimonial aos acionistas remanescentes.

Em 28 de abril de 2006, na mesma Assembléia Geral Extraordinária, foi aprovado o desdobramento das ações ordinárias de emissão da Companhia, na proporção de 2.429 (duas mil e quatrocentas e vinte e nove) novas ações ordinárias para cada ação ordinária existente.

As ações emitidas em virtude do desdobramento terão os mesmos direitos e vantagens asseguradas às ações já existentes.

b. Dividendos

As ações da Companhia participam em condição de igualdade na distribuição de dividendos, juros sobre capital próprio e demais benefícios aos acionistas. O estatuto social determina a distribuição de um dividendo mínimo obrigatório de 25% do lucro líquido do exercício, ajustado na forma do artigo 202 da Lei nº 6.404/76.

c. Plano de opção de compra de ações

De forma a incentivar os principais executivos da Companhia, o acionista controlador, Eike Batista, havia outorgado, em 30 de junho de 2006, opções de compra de ações da MMX de sua propriedade em favor de todos os Diretores da Companhia e 14 dos principais gerentes. Essa outorga de opções concedida pelo acionista controlador da Companhia não representa uma diluição aos demais acionistas. Em favor dos Diretores, o acionista controlador outorgou opções para que os mesmos adquiram globalmente mais de 5,5% das ações de sua propriedade. As opções outorgadas a esses Diretores podem ser exercidas na proporção de 20% a cada ano de aniversário da oferta pública inicial da Companhia, sendo que os beneficiários da opção estarão sujeitos às restrições de venda descritas no Prospecto Definitivo da oferta pública primária de ações da Companhia, protocolado na CVM em 21 de julho de 2006. Em 30 de junho de 2006, aos 14 principais gerentes da Companhia, o acionista controlador da Companhia havia outorgado opções para que eles adquiram, ao todo, ações de sua propriedade que tenham um valor financeiro, considerando o preço por ação na oferta pública, de R$7.161, as quais poderão ser exercidas na proporção de 20% a cada um dos 5 primeiros aniversários da oferta publica. As opções de compra de ações outorgadas pelo nosso acionista controlador representam um mecanismo de remuneração e de retenção, pelo prazo de 5 anos, dos administradores e executivos da Companhia, sem que isso implique em qualquer custo ou diluição aos acionistas minoritários da Companhia.

Adicionalmente a esse mecanismo de remuneração, a Companhia, em Assembléia Geral Extraordinária realizada em 28 de abril de 2006, aprovou um programa de opção de compra de ações de emissão da Companhia. De acordo com o programa de opção de compra de ações, o Conselho de Administração poderá outorgar opções de compra de ações em favor de administradores, executivos e colaboradores da Companhia que representem não mais do que 1% das ações em circulação. Entretanto, na mesma Assembléia Geral de Acionistas, determinou-se que o Conselho não outorgaria quaisquer opções de compra de ações no exercício social de 2006, tendo sido outorgadas, apenas, opções de compra de ações em favor de alguns dos membros titulares do Conselho de Administração e para um assessor do Conselho de Administração. A Companhia outorgou opções de compra de ações que tenham um valor financeiro, considerando o Preço por Ação, de US$8.000, as quais poderão ser exercidas na proporção de 20% a cada um dos 5 primeiros aniversários da Oferta, a um preço de exercício equivalente a R$77,15 por ação (após o grupamento realizado em 6 de julho de 2006, conforme descrito na Nota Explicativa nº 19b.). O membro do Conselho de Administração Michael Vitton, por sua vez, tem, assim como os Diretores da Companhia, opção de compra de ações de propriedade de nosso acionista controlador, não diluitiva aos acionistas minoritários, equivalentes a até 1% das ações de sua propriedade, não tendo qualquer opção de compra ou subscrição de ações outorgada pela Companhia. A opção outorgada a esse membro do Conselho de Administração poderá ser exercida a partir da data de conclusão da Oferta. O preço de exercício da opção de compra de ações de membro do Conselho será obtido por meio da divisão entre o capital investido pelo nosso acionista controlador na constituição da Companhia e suas controladas, dividido pelo número de ações de sua propriedade.

17 Compromissos assumidos

Contratações de bens e serviços

A Companhia e suas controladas possuíam compromissos assumidos junto a fornecedores de bens e serviços da ordem de R$67.000, sendo os principais acima de R$450 como segue:

		Consolidado	
		Saldo do Contrato	
Objeto do Contrato	Data da assinatura	30/6/2006	31/3/2006
Serviços de Sondagem no Estado do Amapá	07/11/2005	1.271	904
Serviço de levantamento topográfico no Estado do Amapá	07/11/2005	-	490
Serviços de elaboração de projeto conceitual e projeto básico para a construção do Porto do Açu	01/02/2006	1.826	1.924
Engenharia básica, engenharia detalhada, gerenciamento de suprimentos e gerenciamento de implantação de planta de beneficiamento de itabirito no Amapá	16/01/2006	10.661	11.885
Contratos relacionados à concessão da ferrovia	10/02/2006	7.186	1.657
Assessoria técnica em estudo de implantação do mineroduto	21/03/2006	8.433	9.276
Elaboração de EIA/RIMA e obtenção licenças ref. construção mineroduto	05/01/2006		1.580
Serviço de geotécnica em mar e terra na região de implantação do Porto do Açú	12/06/2006	1.694	-
Gerenciamento da implantação da Usina de Beneficiamento de Itabirito em Pedra Branca do Amapari.	30/06/2006	1.753	-
Consultoria técnica e comercial para a identificação e avaliação de jazidas de minério de ferro.	10/04/2006	6.377	-
Consultoria e assessoria legal e geológica junto ao DNPM nos projetos de lavra de minério de ferro no estado de Minas Gerais.	01/05/2006	3.145	-
Contratos relacionados à construção civil, arquitetura, fabricação mecânica, transporte e montagem da planta de beneficiamento da Mina 63.	20/04/2006	12.012	-
Outros		2.791	3.084
Total		**57.149**	**30.800**

18 Instrumentos financeiros

Os valores de realização estimados de ativos e passivos financeiros da Companhia foram determinados por meio de informações disponíveis no mercado e metodologias apropriadas de avaliações. Entretanto, considerável julgamento foi requerido na interpretação dos dados de mercado para produzir a estimativa do valor de realização mais adequada. Como conseqüência, as estimativas a seguir não indicam, necessariamente, os montantes que poderão ser realizados no mercado de troca corrente. O uso de diferentes metodologias de mercado pode ter um efeito material nos valores de realização estimados.

A administração desses instrumentos é efetuada por meio de estratégias operacionais, visando à liquidez, rentabilidade e segurança. A política de controle consiste em acompanhamento permanente das taxas contratadas versus as vigentes no mercado. A Companhia e suas controladas não efetuam aplicações de caráter especulativo, em derivativos ou quaisquer outros ativos de risco.

Em atendimento à Instrução CVM nº 235/95, a descrição dos saldos contábeis e dos valores de mercado dos instrumentos financeiros inclusos no balanço patrimonial em 30 de junho e 31 de março de 2006 está identificada a seguir:

a. Disponibilidades e aplicações financeiras

Os saldos em conta corrente mantidos em bancos têm seus valores de mercado idênticos aos saldos contábeis.

Para as aplicações financeiras, o valor de mercado foi apurado com base nas cotações de mercado desses títulos.

b. Partes relacionadas

Apresentados ao valor contábil, uma vez que não existem instrumentos similares no mercado e tratam de operações com controladas e coligadas.

c. Investimentos (controladora)

Os valores de mercado para os investimentos são considerados semelhantes aos saldos contábeis, uma vez que não possuem cotação de mercado.

d. Empréstimos e financiamentos

Os valores estimados de mercado dos empréstimos e financiamentos de longo prazo, obtidos através do valor presente às taxas de juros disponíveis em 30 de junho de 2006, apresentam-se próximos ao valor contábil.

e. Obrigações com aquisição de investimentos

Os valores estimados de mercado para as principais obrigações com aquisição de investimentos de longo prazo, obtidos através do valor presente às taxas de juros disponíveis em 30 de junho de 2006, cujo valor de mercado difere do contábil, estão assim representados:

	Consolidado	
	30/6/2006	
Obrigação com aquisição de investimentos de curto e longo prazo	**Valor contábil**	**Valor de mercado**
MMX Minas-Rio (Conforme Nota Explicativa nº 15b.)	28.780	26.580
MMX Minas-Rio (Conforme Nota Explicativa nº 15c.)	121.656	111.465

f. Derivativos

A Companhia tem como política a eliminação dos riscos de mercado, evitando assumir posições expostas a flutuações de valores de mercado e operando apenas instrumentos que permitam controles e riscos. Os contratos de derivativos são operações de termo de moeda, todas registradas na CETIP - Câmara de Custódia e Liquidação. A Companhia não espera incorrer em perdas significativas nessas operações além do que já foi registrado nas demonstrações financeiras.

Limitações

Os valores de mercado foram estimados na data do balanço, baseados em "informações relevantes de mercado". As mudanças nas premissas podem afetar significativamente as estimativas apresentadas.

Risco de taxa de câmbio

Os resultados da Companhia e suas controladas estão suscetíveis de sofrer variações significativas, em função dos efeitos da volatilidade da taxa de câmbio sobre suas operações.

Como estratégia para prevenção e redução dos efeitos da flutuação da taxa de câmbio, a Administração adota a política de manter derivativos com a manutenção de ativos vinculados suscetíveis, também, à variação cambial.

A Companhia está exposta a riscos de mercado decorrentes de suas operações. Tais riscos envolvem principalmente risco da taxa de câmbio.

As receitas da Companhia serão geradas em dólares norte-americanos e a maior parte de suas necessidades de investimento de capital (CAPEX) são em reais. Como estratégia para prevenção e redução dos efeitos da flutuação da taxa de câmbio, a Administração adota a política de manter derivativos com a manutenção de ativos vinculados suscetíveis, também, à variação cambial.

Para os períodos findos em 30 de junho e 31 de março de 2006, a Companhia não renovou sua posição de *hedge*, dadas às expectativas da Administração de queda na taxa de câmbio. Essa posição é demonstrada a seguir:

	Consolidado	
	31/6/2006	**31/3/2006**
A. Financiamentos/empréstimos e obrigações com aquisições de investimentos em dólares norte-americanos	162.753	97.300
B. Operações financeiras de *swap*	-	-
C. Déficit apurado (A-B)	162.753	97.300

Na liquidação das operações, a Companhia obteve em 2006 resultados positivos de R$9.183 no segundo trimestre e R$1.475 no primeiro trimestre, levados ao diferido pelas suas controladas em fase pré-operacional.

Riscos de taxa de juros

Os resultados da Companhia e suas controladas estão suscetíveis de sofrer variações significativas decorrentes das operações de financiamento e empréstimos contratados à taxa de juros flutuantes.

A Companhia e suas controladas utilizam instrumentos financeiros derivativos para proteger ou reduzir a volatilidade nos custos financeiros das operações de financiamentos e investimentos. A contratação de operações de instrumentos financeiros derivativos, tais como *swaps* e termo de moeda como *hedge*, tem por objetivo minimizar os riscos em operações, financiamentos e investimentos. De acordo com suas políticas financeiras, a Companhia não efetua operações envolvendo instrumentos financeiros que tenham caráter especulativo.

19 Cobertura de seguros

A Companhia adota a política de contratar cobertura de seguros para os bens sujeitos a riscos por montantes considerados pela Administração como suficientes para cobrir eventuais sinistros, considerando a natureza de sua atividade. As premissas de riscos adotadas, dada a sua natureza, não fazem parte do escopo de revisão especial das informações trimestrais, conseqüentemente, não foram revisadas pelos nossos auditores independentes. As coberturas de seguros eram:

	30/6/2006	**31/3/2006**
Riscos operacionais:		
Danos materiais	55.903	5.600
Responsabilidade civil	114.115	4.000
Acidentes pessoais (*)	2.592	2.160

(*) Em 30 de junho de 2006, englobam R$2.160 para mortes acidentais ou invalidez e R$432 para custos médicos e hospitalares.

Adicionalmente, em 30 de junho e 31 de março de 2006, a Companhia possuía seguro de automóveis com cobertura de até 110% da tabela FIPE para valor do casco e R$1.100 para responsabilidade civil.

20 Eventos subseqüentes

a. Oferta publica de ações

A Companhia protocolou o prospecto definitivo da oferta pública primária inicial de ações ordinárias (a "Oferta") perante a CVM em 21 de julho de 2006. Com base no procedimento de coleta de intenção de investimentos "*bookbuilding*" realizado, o preço unitário por ação foi fixado em R$815,00. O prospecto definitivo contempla a emissão de 1.262.590 novas ações ordinárias da Companhia que passaram a ser negociadas no segmento do Novo Mercado da Bolsa de Valores de São Paulo - BOVESPA a partir de 24 de julho de 2006. A liquidação financeira da referida oferta pública foi realizada em 26 de julho de 2006, tendo a Companhia promovido um aumento de capital no valor de R$1.029.011. Caso a opção de lote suplementar outorgada no contexto da Oferta venha a ser exercida pelos bancos coordenadores da Oferta, poderão ser emitidas 189.388 novas ações ordinárias da Companhia, aumentando o valor total da Oferta e do correspondente aumento de capital da Companhia para até R$1.183.362 (essa opção poderá ser exercida até 21 de agosto de 2006).

b. Grupamento de ações

Por meio da Assembléia Geral Extraordinária realizada em 6 de julho de 2006 (devidamente registrada e arquivada perante a Junta Comercial do Estado do Rio de Janeiro em 13 de julho de 2006), a Companhia efetuou um grupamento da totalidade de ações de sua emissão na proporção de 77,1504755 (setenta e sete vírgula um cinco zero quatro sete cinco cinco) para cada 1 (uma) ação. Após a conclusão da referida operação de grupamento, o capital social da Companhia passou a ser representado por 2.431.000 (dois milhões e quatrocentas e trinta e uma mil) ações ordinárias escriturais sem valor nominal. O valor (expressão monetária) do capital social da Companhia não sofreu naquela data, todavia, qualquer modificação, permanecendo inalterado. O Acionista controlador da Companhia cedeu gratuitamente aos acionistas que passaram a deter posições fracionárias após a conclusão do grupamento, a quantidade de ações de emissão da Companhia necessária para que completassem suas respectivas posições.

c. Licenças ambientais

Em 18 de julho de 2006, a controlada MMX Metálicos obteve licença prévia, concedida pelo Conselho Estadual de Controle Ambiental - CECA, para desenvolver estudos para produção de ferro gusa, na região de Corumbá, Estado do Mato Grosso do Sul. A referida licença prévia é válida por três anos.

Em 3 de agosto de 2006, o Conselho Estadual de Controle Ambiental - CECA emitiu nova licença prévia, dessa vez autorizando a execução do canteiro de obras e algumas atividades construtivas iniciais. A referida licença prévia é valida por três anos.

d. Aquisição de novas áreas

Em 14 de julho de 2006, a controlada MMX Amapá e a MPBA celebraram Contrato de Cessão de Direitos Minerários e Outras Avenças, por meio do qual foram cedidos e transferidos à MMX Amapá certos direitos minerários constantes dos Processos DNPM n°s 852.730/93, 858.010/99 e 858.114/04, anteriormente objeto de contrato de exploração compartilhada entre as duas sociedades. Pela cessão dos direitos minerários, a MMX Amapá pagará à MPBA uma participação equivalente a 1% da receita bruta obtida pela MMX Amapá com a venda ou outra forma de alienação de minério de ferro ou outros minerais não preciosos oriundos da lavra das jazidas presentes na região dos referidos direitos minerários.

A controlada MMX Corumbá adquiriu, em 11 de julho de 2006, os direitos minerários para a exploração de minério de ferro no Mato Grosso do Sul, mediante a aquisição das quotas da empresa Mineral Service Ltda. pelo custo total de US$14.000 mil, sendo que US$1.000 mil foram pagos em 11 de julho de 2006, e o saldo remanescente será pago em três parcelas, sendo US$3.000 mil na comprovação da transferência dos direitos minerários relacionados no contrato para a Mineral Service, US$4.000 mil em 20 de dezembro de 2006 e em 10 de julho de 2007 e US$6.000 mil em 10 de julho de 2007, sendo que todos os pagamentos estão subordinados à efetiva transferência dos direitos minerários para a Mineral Service.

* * *

Composição do Conselho de Administração

Eike Fuhrken Batista - Presidente
Eliezer Batista da Silva - Presidente Honorário
Gilberto Sayao - Conselheiro
Hans Mende - Conselheiro
José Luiz Alqueres - Conselheiro
Michael Vitton - Conselheiro
Peter Nathanial - Conselheiro
Rafael de Almeida Magalhães - Conselheiro
Samir Zraick - Conselheiro

Composição da Diretoria

Eike Fuhrken Batista - Diretor Presidente
Luis Rodolfo Landim Machado - Diretor Geral e de Relação com os Investidores

Diretores:
Adriano José Negreiros Vaz Netto
Dalton Nosé
Joaquim Martino Ferreira
Paulo Carvalho de Gouvêa
Ricardo Antunes Carneiro Neto
Rudolph Ihns

Antonio Jorge Gonçalves Caldas
Contador CRC-RJ-61504/O

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

MMX Mineração e Metálicos

A MMX está investindo, por meio de suas controladas, em projetos de desenvolvimento de pesquisas minerais, que são representados por compromissos de prospecção e aquisição de direitos minerais que, baseados em estudos técnicos e financeiros do grupo e de empresas independentes, poderão trazer resultados futuros.

A MMX continuou a implantar seus projetos conforme planejado neste segundo trimestre de 2006.

No segundo trimestre de 2006, as demonstrações financeiras apresentadas estão relacionadas ao resultado negativo de equivalência que representa a operação da Estrada de Ferro do Amapá (EFA), assim como a fase pré-operacional das demais controladas da Companhia, e as despesas provenientes da manutenção da Companhia.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2006	4 - 31/03/2006
1	Ativo Total	425.815	273.856
1.01	Ativo Circulante	52.430	21.371
1.01.01	Disponibilidades	38.597	19.668
1.01.01.01	Bancos Conta Movimento	20.070	13.266
1.01.01.02	Aplicaões Financeiras	18.527	6.402
1.01.02	Créditos	6.437	1.418
1.01.02.01	Adiantamentos	3.470	267
1.01.02.02	Impostos a Recuperar	2.823	701
1.01.02.03	Contas a Receber	144	450
1.01.03	Estoques	5.923	0
1.01.04	Outros	1.473	285
1.02	Ativo Realizável a Longo Prazo	0	66
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	66
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	65
1.02.02.03	Com Outras Pessoas Ligadas	0	1
1.02.03	Outros	0	0
1.03	Ativo Permanente	373.385	252.419
1.03.01	Investimentos	271.571	230.411
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	177.513	177.513
1.03.01.02.01	Ágio na Aquisição de Controladas	177.513	177.513
1.03.01.03	Outros Investimentos	94.058	52.898
1.03.01.03.01	Direiros Minerais	94.058	52.898
1.03.02	Imobilizado	32.578	7.863
1.03.02.01	Móveis e Utensílios	545	248
1.03.02.02	Máquinas e Equipamentos	9.597	979
1.03.02.03	Terrenos	7.947	5.800
1.03.02.04	Equipamentos de Informática	1.156	450
1.03.02.05	Veículos	690	344
1.03.02.06	Programas	231	42
1.03.02.07	Aeronave	12.145	0
1.03.02.08	Obras em Andamento	267	0
1.03.03	Diferido	69.236	14.145
1.03.03.01	Despesas Pré-operacional	91.351	22.223
1.03.03.02	Resultados Financeiros Pré-operacional	(22.115)	(8.078)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2006	4 - 31/03/2006
2	Passivo Total	425.815	273.856
2.01	Passivo Circulante	300.200	179.613
2.01.01	Empréstimos e Financiamentos	198.452	93.087
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	7.897	1.791
2.01.04	Impostos, Taxas e Contribuições	3.622	1.060
2.01.05	Dividendos a Pagar	0	0
2.01.06	Provisões	0	0
2.01.07	Dívidas com Pessoas Ligadas	338	338
2.01.08	Outros	89.891	83.337
2.01.08.01	Obrigações s/Aquisição de Investimentos	87.784	83.123
2.01.08.02	Outros	2.107	214
2.02	Passivo Exigível a Longo Prazo	101.556	81.552
2.02.01	Empréstimos e Financiamentos	29.506	0
2.02.02	Debêntures	0	0
2.02.03	Provisões	0	0
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	72.050	81.552
2.02.05.01	Obrigações s/Aquisição de Investimentos	72.050	81.552
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	8.158	2
2.05	Patrimônio Líquido	15.901	12.689
2.05.01	Capital Social Realizado	23.620	16.703
2.05.02	Reservas de Capital	0	0
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	(7.719)	(4.014)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2006 a 30/06/2006	4 - 01/01/2006 a 30/06/2006	5 - 01/04/2005 a 30/06/2005	6 - 01/01/2005 a 30/06/2005
3.01	Receita Bruta de Vendas e/ou Serviços	376	901	0	0
3.02	Deduções da Receita Bruta	12	(96)	0	0
3.03	Receita Líquida de Vendas e/ou Serviços	388	805	0	0
3.04	Custo de Bens e/ou Serviços Vendidos	(853)	(1.795)	0	0
3.05	Resultado Bruto	(465)	(990)	0	0
3.06	Despesas/Receitas Operacionais	(3.384)	(4.194)	0	0
3.06.01	Com Vendas	0	0	0	0
3.06.02	Gerais e Administrativas	(3.256)	(4.242)	0	0
3.06.03	Financeiras	(128)	48	0	0
3.06.03.01	Receitas Financeiras	5	235	0	0
3.06.03.02	Despesas Financeiras	(133)	(187)	0	0
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	(3.849)	(5.184)	0	0
3.08	Resultado Não Operacional	6	6	0	0
3.08.01	Receitas	6	6	0	0
3.08.02	Despesas	0	0	0	0
3.09	Resultado Antes Tributação/Participações	(3.843)	(5.178)	0	0
3.10	Provisão para IR e Contribuição Social	0	0	0	0
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	138	138	0	0
3.15	Lucro/Prejuízo do Período	(3.705)	(5.040)	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2006 a 30/06/2006	4 - 01/01/2006 a 30/06/2006	5 - 01/04/2005 a 30/06/2005	6 - 01/01/2005 a 30/06/2005
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	187.553	187.553	20	20
	LUCRO POR AÇÃO			0,00000	0,00000
	PREJUÍZO POR AÇÃO	(0,01975)	(0,02687)		

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

MMX Mineração e Metálicos

A MMX investe por meio de suas controladas, em operações integradas de mineração, beneficiamento, produção e logística de minério de ferro e de insumos para a siderurgia, com o objetivo de alcançar uma posição de destaque a longo prazo no Brasil e no exterior.

O desenvolvimento das atividades da MMX se fundamenta em seis pilares:

- Recursos minerais de qualidade
- Administração com vasta experiência
- Baixo custo de produção e investimentos fundamentados e competitivos
- Logística integrada, planejada e independente
- Integração vertical em favor de produtos de alto valor agregado
- Responsabilidade ambiental e social

As operações foram planejadas e organizadas em sistemas integrados, independentes e denominados **Sistema MMX Corumbá, Sistema MMX Amapá e Sistema MMX Minas-Rio**. A empresa controlada pela Companhia MMX Metálicos Brasil Ltda. é a responsável e irá desenvolver o projeto de usinas de ferro-gusa e produtos semi-acabados, dos sistemas Corumbá e Amapá, e da planta de pelotização do Sistema Minas-Rio.

Em 30 de junho de 2006, os Sistemas estavam em fase de implementação, em estágio inicial de desenvolvimento ou de planejamento, calcados em estudos de viabilidade, preparados com base em informações projetadas por consultores e revisores independentes.

Oferta Pública de Ações Ordinárias – MMX no Novo Mercado

Em 3 de maio de 2006, a MMX apresentou perante a Comissão de Valores Mobiliários (CVM) pedido de registro de oferta pública de distribuição primária de ações ordinárias e escriturais.

A Oferta, registrada em 20 de julho, foi realizada com sucesso. A distribuição primária das 1,3 milhões de ações alcançou valor de R$1.029 milhões, direcionado para investidores qualificados no Brasil e no exterior. O preço unitário, determinado pelo processo de *bookbuilding*, foi fixado em R$815,00.

A MMX ingressou no Novo Mercado da Bovespa em 24 de julho de 2006, com o início da negociação das suas novas ações ordinárias, sob o código **MMXM3**. A Companhia passou a integrar a carteira do Índice de Ações com Governança Corporativa Diferenciada (IGC). A cotação das ações é unitária e negociada em lote de cem ações.

Até o encerramento da operação, atualmente em período de exercício da Opção de Lote Suplementar, a Companhia está em Período de Silêncio, respeitando instrução específica da CVM. O Anúncio de Encerramento será publicado em 29 de agosto de 2006.

Informações detalhadas dos Sistemas MMX, dos investimentos envolvidos para o desenvolvimento dos projetos e os estudos de viabilidade estão disponíveis no Prospecto Definitivo de Distribuição

Pública Primária de Ações Ordinárias, que pode ser encontrado no nosso website www.mmx.com.br/ri

Realizações

Informamos abaixo os principais eventos e conquistas ocorridos ao longo do primeiro semestre de 2006:

- Em 3 e 13 de março, a **MMX Minas-Rio** adquiriu e/ou foi outorgada opção de compra de direitos minerários para a exploração de minério de ferro em Minas Gerais;
- Em 9 de março, foi assinado contrato de concessão, com prazo de 20 anos, da Estrada de Ferro do Amapá – EFA, que viabiliza o transporte do minério de ferro de nossa mina até o terminal portuário, com um percurso de 192km. Desde então a ferrovia vem sendo operada por subsidiária no **Sistema MMX Amapá**;
- Em 28 de abril, a MMX Corumbá celebrou contrato de Promessa de Compra e Venda da Fazenda Novos Dourados, na região do Pantanal Sul, em área destinada para a Reserva Natural Eng . Eliezer Batista;
- Também em 28 de abril a MMX Minas-Rio adquiriu direitos minerários com indicativas de extenso depósito de minério de ferro, na Serra do Espinhaço, região próxima a áreas já em fase de pesquisa pela Companhia;
- Em 2 de maio, foi outorgada, em favor da MMX Metálicos, concessão de uso de terreno para a construção e instalação da usina de ferro-gusa e semi-acabados, próxima ao Porto de Santana, no Amapá, facilitando a exportação e o escoamento da produção;
- Em 2 de junho, celebramos contrato de compra e venda do terreno onde será desenvolvido o Terminal Portuário de Santana;
- Em 8 de junho, celebramos contrato com a Gulf Industrial Investment Co. para fornecimento de minério de ferro do **Sistema MMX Amapá**, podendo alcançar 100% da produção futura;
- Em junho, foram firmados memorandos de entendimento com duas grandes *tradings* japonesas para fornecimento de minério de ferro do **Sistema MMX Minas-Rio**, visando a assinatura de contratos de longo prazo com clientes; e
- Em junho, foi formalizada a decisão dos Governos dos Estados de Minas Gerais e Rio de Janeiro em colaborar com a implantação de corredor logístico, entre os dois estados, em protocolo de compromisso com a MPC – Mineração, Pesquisa e Comércio, subsidiaria da Companhia empresa que irá desenvolver o minérioduto e o Porto do Açu. O minérioduto vai interligar as minas às futuras instalações portuárias do **Sistema MMX Minas-Rio**, Porto do Açu.

Financiamentos

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Obtivemos propostas de linhas de crédito importantes para nossos projetos:

- Foi assinado em março de 2006 Termo de Compromisso de US$200 milhões com o Banco ABC Brasil S/A e o Arab Banking Corporation BSC para o **Sistema MMX Amapá**;

- Para o financiamento do projeto do **Sistema MMX Minas-Rio**, foi assinada em junho de 2006 proposta com o Unibanco para assessoria financeira e sindicalização de linha de crédito de até US$1,5 bilhões, sendo US$550 milhões com garantia firme. A proposta contempla linha de curto prazo (empréstimo-ponte) de US$50 milhões, liberada pelo Unibanco para os investimentos iniciais;

- Em junho de 2006, celebramos Termo de Compromisso não vinculante com o Credit Suisse para financiar as operações da mina do **Sistema MMX Corumbá**, alcançando US$150 milhões; e

- Em junho de 2006, recebemos proposta do Banco Itaú BBA para assessoria financeira e sindicalização de linha de crédito de US$835 milhões para os projetos de metálicos da **MMX Amapá** e para a pelotizadora da **MMX Minas-Rio**. Deste total, US$500 milhões serão de linha de crédito própria do banco.

No quadro abaixo resumimos o total estimado dos investimentos e dos financiamentos obtidos/acordados para os Sistemas MMX (não revisado pela KPMG auditores independentes):

Sistemas MMX	CAPEX	Financiamento
	US$ milhões (*)	
Resumo	**3.602**	**2.730**
Mina e logística	**2.377**	**1.745**
Metálicos	**1.225**	**985**
Corumbá	220	177
Mina	72	27
Metálicos	148	150
Amapá	915	710
Mina	273	200
Metálicos	643	510
Minas-Rio	2.466	1.843
Mina	971	
Logística	1.062	1.518
Pelotizadora	433	325

(*) Não revisado pela KPMG Auditores Independentes.

Programa de sondagem – Recursos geológicos (não revisado pela KPMG auditores independentes)

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

O extenso programa de sondagem, que visa a aprofundar os dados obtidos e pesquisar novas áreas, continua no ritmo planejado. O programa poderá ampliar nossos recursos e reservas geológicas.

O quadro abaixo mostra o resultado do programa de sondagem realizado:

Sistemas MMX	Recursos (*)		
	tipo	Fe %	Volume mil tons Mar-06
Corumbá	inferidos	-	-
	indicados	55,26	64.950
Amapá	inferidos	37,27	155.540
	indicados	37,27	219.740
Minas-Rio	inferidos	40,84	305.160
	indicados	39,77	407.860
Total	inferidos		460.700
	indicados		692.550
	total		1.153.250

(*) Não revisado pela KPMG Auditores Independentes.

Licenças Ambientais

No **Sistema MMX Corumbá**, o licenciamento para a Mina Corumbá foi realizado com a obtenção da Licença de Operação, ainda em 2005. Para as plantas do segmento de metálicos, as licenças Prévia, de Instalação e Operação estão em fase de obtenção.

A Licença de Operação referente à ferrovia do **Sistema MMX Amapá** foi emitida em 14 de abril de 2006. A Licença referente à via permanente está em processo de obtenção, assim como para a mina (Instalação e Operação) e porto (Prévia, Instalação e Operação).

O Sistema **MMX Minas-Rio** terá as devidas licenças ao longo do primeiro semestre de 2007.

Demonstrações Financeiras

No primeiro semestre de 2006, as demonstrações financeiras apresentadas refletem a fase de implementação das controladas da Companhia, representada por investimentos, custos e despesas relacionados aos projetos em desenvolvimento.

Eventos Subseqüentes

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Em Reunião do Conselho de Administração, realizada em 7 de agosto de 2006, o Diretor Geral Luiz Rodolfo Landim foi eleito também Diretor de Relações com Investidores, em substituição ao Diretor Rudolph Ihns.

Em 18 de julho de 2006, foi **emitida a Licença Prévia** para o segmento de metálicos do **Sistema Corumbá.**

Marco histórico para Companhia, foi realizada em julho a **primeira exportação** de minério de ferro da **MMX Corumbá**, com o embarque de 10,5 mil toneladas.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	MMX AMAPÁ MINERAÇÃO LTDA	06.030.747/0001-79	FECHADA CONTROLADA	70,00	12,87
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		4.640		6.628	
02	MMX MINAS-RIO MINERAÇÃO E LOGISTICA LTDA	07.366.649/0001-70	FECHADA CONTROLADA	70,00	31,17
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		5.935		8.478	
03	MMX CORUMBÁ MINERAÇÃO LTDA	07.557.381/0001-53	FECHADA CONTROLADA	70,00	55,90
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		10.640		0	
04	MMX METALICOS BRASIL LTDA	06.129.747/0001-20	FECHADA CONTROLADA	99,99	0,05
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		10		0	

15.01 - PROJETOS DE INVESTIMENTO

MMX Mineração e Metálicos

Para uma melhor análise dos projetos da Companhia, descrevemos abaixo dados relativos ao Cronograma total de investimentos de capital para os Sistemas Integrados MMX.

	Total dos Sistemas Integrados MMX									
	Capex Total US$ x 1000	2005	2006	2007	2008	2009	2010	2011	2012	2013
Sistema MMX Amapá	915.270	-	86.655	293.806	381.787	126.700	26.322	-	-	-
Sistema MMX Minas – Rio	2.466.288	-	134.275	771.534	1.133.027	312.869	39.583	25.000	25.000	25.000
Sistema MMX Corumbá	220.360	17.400	87.435	92.600	22.925	-	-	-	-	-
Total Sistemas Integrados MMX	3.601.918	17.400	308.365	1.157.940	1.537.739	439.569	65.905	25.000	25.000	25.000

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Relatório dos auditores independentes sobre revisão especial

Ao
Conselho de Administração e aos Acionistas da
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

Efetuamos uma revisão especial das informações trimestrais da MMX Mineração e Metálicos S.A. (anteriormente denominada Tressem Participações S.A.), referentes ao trimestre findo em 30 de junho de 2006, compreendendo o balanço patrimonial e o balanço patrimonial consolidado dessa Companhia e suas controladas, a demonstração do resultado e a demonstração do resultado consolidado, o relatório de desempenho e as informações relevantes, preparados de acordo com as práticas contábeis adotadas no Brasil.

Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia e suas controladas, quanto aos principais critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia e suas controladas.

Baseados em nossa revisão especial não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas para que as mesmas estejam de acordo com as práticas contábeis adotadas no Brasil e condizentes com as normas expedidas pela Comissão de Valores Mobiliários - CVM, especificamente aplicáveis à elaboração das informações trimestrais obrigatórias.

Nossa revisão especial foi efetuada com o objetivo de emitirmos um relatório sobre as informações trimestrais acima referidas. A demonstração dos fluxos de caixa relativa ao semestre findo em 30 de junho de 2006 representa informação complementar àquelas informações trimestrais e é apresentada para possibilitar uma análise adicional. Essa informação complementar foi submetida

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

aos mesmos procedimentos de revisão aplicados às informações trimestrais acima referidas e está apresentada, em todos os aspectos relevantes, adequadamente em relação às informações trimestrais, tomadas em conjunto.

Conforme comentado na Nota Explicativa nº 1, a maior parte das controladas da Companhia encontra-se em fase pré-operacional e, desta forma, os resultados correspondentes a atividades pré-operacionais encontram-se registrados no ativo diferido, exceto pelos gastos que não estão associados a quaisquer benefícios futuros, os quais foram transferidos do ativo diferido para o resultado do exercício. A Companhia possui também saldo de ágio oriundo da aquisição de controlada. A recuperação dos valores registrados no ativo permanente depende do sucesso das operações futuras da Companhia e suas controladas, bem como as controladas dependem do suporte financeiro dos acionistas e/ou recursos de terceiros até que as operações se tornem rentáveis. Os planos da Administração com relação ao início da atividade operacional estão descritos na mesma Nota Explicativa nº 1.

As informações trimestrais da Tressem Participações S.A. (denominação social anterior da MMX Mineração e Metálicos S.A.) relativas ao trimestre findo em 30 de junho de 2005, apresentadas para fins comparativos, foram revisadas por outros auditores independentes. O relatório de revisão especial desses outros auditores independentes, datado de 5 de agosto de 2005, foi emitido com comentário de que as informações trimestrais foram preparadas no pressuposto da continuidade normal dos negócios da Companhia.

11 de agosto de 2006.

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Contador CRC-RJ-052.428/O-2

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

ÍNDICE

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF n.º 02.762.115/0001-49
NIRE 33300261117

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO REALIZADA EM 23 DE AGOSTO DE 2006

1. **Local, hora e data:** Na sede social da MMX Mineração e Metálicos S.A. ("Companhia"), situada na Cidade do Rio de Janeiro, Estado do Rio de Janeiro, na Praia do Flamengo, 154, 5º andar, às 9:00 horas do dia 23 de agosto de 2006.

2. **Presenças**: A totalidade dos membros do Conselho de Administração da Companhia.

3. **Mesa**: Presidente: Sr. Eike Fuhrken Batista. Secretário: Sr. Paulo Carvalho de Gouvêa.

4. **Ordem do dia**: Deliberar sobre a homologação do aumento de capital da Companhia, dentro do limite do capital autorizado, em vista da subscrição integral da emissão pública de 110.288 ações ordinárias, todas nominativas e sem valor nominal, totalmente subscritas e integralizadas ao preço de emissão de R$ 815,00 (oitocentos e quinze reais) por ação ordinária.

5. **Deliberações:** Após detida análise das matérias da Ordem do Dia, foi deliberado, por unanimidade, o seguinte: homologar o aumento do capital social da Companhia, dentro do limite do capital autorizado, em vista da subscrição integral, no montante de R$89.884.720,00 (oitenta e nove milhões, oitocentos e oitenta e quatro mil, setecentos e vinte reais), mediante a emissão pública de 110.288 ações ordinárias, todas nominativas e sem valor nominal, ao preço de R$ 815,00 (oitocentos e quinze reais) por ação ordinária, conforme aprovado em reuniões deste Conselho realizadas em 20 de julho, 21 de julho e 26 de julho de 2006. Dessa forma, o capital social da Companhia foi aumentado de R$ 1.052.630.482,84 (um bilhão, cinqüenta e dois milhões, seiscentos e trinta mil, quatrocentos e oitenta e dois reais e oitenta e quatro centavos) para R$1.142.515.202,84 (um bilhão, cento e quarenta e dois milhões, quinhentos e quinze mil, duzentos e dois reais e oitenta e quatro centavos), dividido em 3.803.878 ações ordinárias, todas nominativas, sem valor nominal.

6. **Encerramento**: Nada mais havendo a tratar, foi a presente ata lavrada, lida, aprovada e assinada pela totalidade dos presentes e pelo Presidente e Secretário da Mesa. Rio de Janeiro, 23 de agosto de 2006.

7. **Conselheiros Presentes:** EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA, JOSÉ LUIZ ALQUÉRES, GILBERTO SAYÃO, RAFAEL DE ALMEIDA MAGALHÃES, HANS-JUERGEN MENDE, MICHAEL STEPHEN VITTON, PETER NATHANIAL E SAMIR ZRAICK.

A presente é cópia fiel da Ata de Reunião do Conselho de Administração da MMX MINERAÇÃO E METÁLICOS S.A., realizada em 23 de agosto de 2006, lavrada no livro próprio e assinada pela totalidade dos membros do Conselho de Administração da Companhia.

Rio de Janeiro, 23 de agosto de 2006.

____

Paulo Carvalho de Gouvêa
Secretário

Visto do Advogado:

____

Joel Rennó Jr.
OAB/RJ n.º 132.971

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Companhia Aberta

BOVESPA: MMXM3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX" ou a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei n.º 6.404/76, bem como ao que prevê a Instrução CVM n° 358/02, comunicar ao mercado o seguinte fato relevante:

1. Em 22 de agosto de 2006, foi publicada no Diário Oficial do Estado do Amapá a Licença Prévia no. 0022/2006, para a implantação do Terminal Portuário Misto a ser construído pela MMX Amapá Mineração Ltda. ("MMX Amapá") no Município de Santana, Estado do Amapá ("Terminal Portuário MMX Amapá"). O Terminal Portuário MMX Amapá será o centro de escoamento da produção de minério de ferro da Mina Amapá. A Mina Amapá e o Terminal Portuário MMX Amapá são projetos desenvolvidos pela MMX Amapá, uma controlada da Companhia, e compreendem o projeto integrado de mineração e logística denominado Sistema MMX Amapá.

2. A licença prévia outorgada para o Terminal Portuário MMX Amapá representa a aprovação, pelo órgão ambiental competente, da viabilidade ambiental do projeto, sendo sua validade condicionada à realização de audiência publica para a aprovação de Estudo de Impacto Ambiental do projeto e a concessão da correspondente licença de instalação.

3. A Companhia é proprietária de 70% das quotas representativas do capital social da MMX Amapá.

Rio de Janeiro, 23 de agosto de 2006.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Diretor de Relações com Investidores

MMX FACT SHEET 2T06

Perfil da Companhia

A MMX atua exclusivamente no Brasil e compreende operações integradas de mineração, beneficiamento, produção e logística de minério de ferro e de insumos para siderurgia, com o objetivo de alcançar uma posição de destaque neste mercado no Brasil e no exterior. Nosso projeto está fundamentado em seis pilares:

- Produtos minerais de características únicas;
- Produção estimada para 2011 : 37 milhões de t/ano;
- Baixo custo de produção e investimentos competitivos;
- Logística integrada e independente;
- Integração vertical em favor de produtos de alto valor agregado;
- Responsabilidade ambiental e social.

Hoje, as nossas operações estão localizadas no Brasil, beneficiando-se dos recursos minerais abundantes e do seu vasto território, os quais oferecem diversas oportunidades para o desenvolvimento de projetos de mineração e metalurgia, e estão organizadas em sistemas integrados de mineração, beneficiamento, produção e logística, denominados Sistemas Integrados MMX. Existe atualmente, em fase de implementação ou estudos, três sistemas, independentes entre si e auto-suficientes, denominados Sistema MMX Corumbá, Sistema MMX Amapá e Sistema MMX Minas-Rio.

O Sistema MMX Amapá está localizado na re
Amapá e compreende uma mina de mi
Amapá), uma estrada de ferro (Estrada d
compreenderá, ainda, uma usina de ferro qu
um terminal portuário no Município d
Portuário Santana). Acreditamos que o S
iniciará a produção de minério de ferro na Mina Amapá em julho de 2007, e considerando sua capacidade nominal total, poderá produzir até 6,5 milhões (base úmida) de toneladas de minério de ferro por ano.

Sistema MMX Amapá


Reserva de Patrimônio Natural
Engenheiro Eliezer Batista

Sistema MMX Corumbá

O Sistema MMX Corumbá está localizado no Centro-oeste brasileiro, estado do Mato Grosso do Sul, e compreende uma mina de minério de ferro (Mina Corumbá), e compreenderá uma usina de ferro gusa e semi-acabados. Acreditamos que a Mina Corumbá, ao atingir sua plena capacidade nominal, produzirá 4,9 milhões de toneladas de minério de ferro por ano, sendo que sua produção será escoada através do Rio Paraguai. Um marco histórico para a Companhia foi a primeira exportação de minério de ferro da MMX Corumbá, realizada em julho com o embarque de 10,5 mil toneladas.

Sistema MMX Minas / Rio

O Sistema MMX Minas-Rio está localizado na região Sudeste do Brasil, estados de Minas Gerais e do Rio de Janeiro, e compreenderá uma mina de minério de ferro (Mina Minas Gerais), um mineroduto (um duto que transportará polpa de minério de ferro ao terminal portuário), um terminal portuário (Porto do Açu) e uma usina de pelotização. Este Sistema conterá uma usina de pelotização, na área do Porto de Açu, com a conclusão do plano de desenvolvimento. O Porto do Açu será um terminal de uso misto, com instalações de primeira linha e com uma grande retro-área (1.924 hectares), onde será construída uma usina de pelotização com capacidade de produção de 7,0 milhões de toneladas por ano.



Acreditamos que cada um dos três *Sistemas Integrados* MMX tem (i) recursos capazes de fornecer produtos no segmento premium da indústria de minério de ferro, (ii) infra-estrutura logística *existente*, ou características geográficas que permitem a construção de infra-estrutura logística com investimentos competitivos e (iii) proximidade ou acesso a *portos ou* terminais portuários marítimos capazes de abastecer navios transoceânicos que transportarão produtos aos nossos clientes a preços competitivos. A operação dos três Sistemas Integrados MMX, todos com capacidade de transporte controlada pela MMX ou acessível ao público, melhorará a confiança, a consistência e a qualidade no atendimento aos clientes e a manutenção de baixo custo de produção e escoamento para a MMX.

2005 Dezembro — Início de operação do Sistema MMX Corumbá

2006 Julho — IPO

2007 Dezembro — Inauguração do Sistema MMX Amapá

2009 Abril — Inauguração do Sistema MMX Minas-Rio



BRASIL
Rio Paraguai
Corumbá
Porto fluvial de Ladário
PARAGUAI
ARGENTINA
Porto San Nicolas
San Nicolas

Lump – 4,0 Mtpa
Sinter feed – 0,8 Mtpa
Ferro Gusa – 0,4 Mtpa
Semi-acabados – 0,5 Mtpa

Mina Corumbá | Dezembro – 2005
Usina de Ferro Gusa | Junho – 2007
Usina de Semi-Acabados | Agosto – 2008



AMAPÁ
Mina MMX
Pará
Porto de Santana

Finos (Minério de Ferro) – 6,5 Mtpa
Ferro Gusa – 1,5 Mtpa
Semi-acabados – 0,6 Mtpa

Mina Amapá | Dezembro – 2007
Estrada de Ferro | Dezembro – 2007
Terminal Portuário | Março – 2008
Usina de Ferro Gusa | Abril – 2008
Usina de Semi-Acabados | Agosto – 2009



Minas MMX
Mineroduto MMX
MINAS GERAIS
RIO DE JANEIRO
Zona de Processamento, Área de Filtragem e Usina de Pelotização
Pilhas de Armazenamento
Serviços Administrativos
Super Porto do Açú

Pellet Feed – 26,6 Mtpa
Pellets – 7,0 Mtpa

Mina Minas Gerais | Abril – 2009
Porto do Açu | Maio – 2009
Mineroduto | Julho – 2009
Usina de Pelotização | Maio – 2010

Estratégia

- Estabelecer uma posição de destaque no mercado de minério de ferro e de insumos siderúrgicos.
- Continuar a reduzir custos e aumentar eficiências operacionais.
- Desenvolver capacidade de produção diversificada.
- Maximizar a rentabilidade de suas jazidas e minas e busca de novas reservas.
- Modelo de Negócios Eficiente.
- Provisão de logística para terceiros.

Vantagens Competitivas

- Produtos minerais de alta qualidade.
- Administração com vasta experiência e motivada.
- Baixo custo de produção.
- Contratos de longo prazo com clientes de boa capacidade financeira.
- Logística independente.
- Acionista controlador experiente e comprometido.

Relações com Investidores

Luiz Rodolfo Landim
Diretor de Relações com Investidores

Elizabeth Cruz
Gerente de Relações com Investidores

MMX Mineração e Metálicos S.A.
Praia do Flamengo, 154, 4º. Andar
Flamengo Rio de Janeiro
22210-030

Tel.: (0xx21) 2555-5634 / 2555-5565
Fax. (00x21) 2555-5501
www.mmx.com.br
[illegible]@mmx.com.br

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de agosto de 2006 e 31 de agosto de 2006, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**(X) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	256	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	256	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de agosto de 2006 e 31 de agosto de 2006, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**(X) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	160	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	160	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de agosto de 2006 e 31 de agosto de 2006, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.					
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	**(X) Acionista Controlador**

Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	2.430.584	61,83%	61,83%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	2.430.584*	61,83%	61,83%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo Acionista Controlador, com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

Convite



A MMX, empresa que atua exclusivamente no Brasil e compreende operações integradas de mineração, beneficiamento, produção e logística de minério de ferro e de insumos para siderurgia, com o objetivo de alcançar uma posição de destaque neste mercado no Brasil e no exterior, convida você para a sua:

Palestrantes:
Eike Batista - Presidente do Conselho e CEO
Rodolfo Landim - Diretor Geral e de RI
Adriano Vaz - Diretor Administrativo & Ambiental
Paulo Gouvêa - Diretor Jurídico
Ricardo Antunes - Diretor Comercial & Logística
Rudolph Ihns - Diretor Financeiro

Instruções para Acesso:
Idioma: Inglês
11h00 (horário de Brasília)
10h00 (US EST)
Tel.: +1 (973) 582-2706
Replay: +1 (973) 341-3080
Código: 7876387 ou MMX

MMX

Os participantes deverão ligar para os respectivos números de telefone aproximadamente 10 minutos antes do início da Teleconferência.

Os slides da apresentação estarão disponíveis para download em nosso website de Relações com Investidores www.mmx.com.br/ri.

Replay: O replay desta conferência estará disponível de 20 a 27 de setembro de 2006. Para acessar, favor ligar para os números indicados acima.

Relações com Investidores
Rodolfo Landim / Elizabeth Cruz
ri@mmx.com.br
Tel.: (21) 2555-5634 / 2555-5563

Imprensa
Mariela de Castro Santos
mariela.castro@mz-ir.com
Tel.: (11) 3186-3866

- EXTRATO -

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

NIRE: 33.3.0026111-7

Companhia Aberta

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO REALIZADA EM 20 DE SETEMBRO DE 2006

I. **DATA, HORA E LOCAL DA REUNIAO:** Às 14:00 horas do dia 20 de setembro de 2006, na sede social da Companhia, situada na Praia do Flamengo, n° 154, 5° andar.

II. **QUORUM**: Presença da totalidade dos membros do Conselho de Administração da Companhia, com exceção do seu Presidente Honorário, Sr Eliezer Batista, e também do Sr. Michael Stephen Vitton, cujas ausências foram devidamente justificadas, tendo os membros Gilberto Sayão, Hans-Juergen Mende, Peter Nathanial e Samir Zraick participado por meio de conferência telefônica.

III. **CONVOCAÇÃO**: De acordo com cartas de convocação enviadas dentro do prazo legal, conforme estabelecido pelo Estatuto Social da Companhia e, ainda, pela legislação aplicável.

IV. **MESA**: Presidente: Eike Fuhrken Batista
Secretário: Paulo Carvalho de Gouvêa

V. **ORDEM DO DIA**: Deliberar sobre a celebração, pela Centennial Asset Mining Fund LLC, de acordo preliminar versando sobre a alienação da quase totalidade das ações representativas do capital social da Centennial Asset Participações Amapá S.A.

VI. **DELIBERAÇÃO**: Foi aprovada pelos membros presentes, por unanimidade e sem quaisquer ressalvas, a celebração, pela Centennial Asset Mining Fund LLC, de acordo preliminar, não vinculativo, referente à alienação de 100% das ações representativas do capital social da Centennial Asset Amapá Participações S.A.

VII. **ENCERRAMENTO**: Às 14:30 horas, nada mais havendo a tratar, deram por encerrada a presente Reunião, tendo-se antes feito lavrar a presente Ata que, lida e achada conforme, vai devidamente assinada pelos Conselheiros presentes.

VIII. **CONSELHEIROS PRESENTES**: EIKE FUHRKEN BATISTA, GILBERTO SAYÃO, JOSE LUIZ ALQUERES, RAFAEL DE ALMEIDA MAGALHÃES, HANS-JUERGEN MENDE, PETER NATHANIAL e SAMIR ZRAICK.

Rio de Janeiro, 20 de setembro de 2006.

____

Eike Fuhrken Batista
Presidente

____

Paulo Carvalho de Gouvêa
Secretário

MMX

MMXM3 NOVO MERCADO BOVESPA BRASIL

CLEVELAND CLIFFS propõe adquirir participação de 30% na MMX AMAPÁ

Rio de Janeiro, 21 de setembro de 2006 - A **MMX Mineração e Metálicos S.A.** ("MMX", Bovespa - MMXM3) e a **Centennial Asset Amapá Participações S.A.** ("Centennial Amapá", Bovespa - CTAP3) vêm, em atendimento ao disposto no artigo 157 da Lei n.º 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, comunicar ao mercado o que segue:

A Centennial Asset Mining Fund LLC ("Centennial Asset"), acionista controladora da Centennial Amapá, detentora de quase a totalidade do seu capital social, celebrou nesta data um acordo preliminar, não-vinculativo, com a mineradora norte-americana **Cleveland-Cliffs Inc.** ("Cleveland-Cliffs", NYSE - CCI), por meio do qual esta última pretende adquirir a totalidade da participação detida pela Centennial Asset no capital social da Centennial Amapá.

A Centennial Amapá, por sua vez, é detentora de 30% do capital social da MMX Amapá Mineração Ltda. ("MMX Amapá"), sendo a participação majoritária, equivalente aos 70% restantes, pertencente à MMX. A MMX Amapá opera o Sistema Integrado MMX Amapá ("Sistema Amapá"), que deverá produzir 6,5 milhões de toneladas de minério de ferro por ano, tão logo se torne plenamente operacional. A MMX estima que o Sistema Amapá demandará cerca de US$275 milhões em investimento, a ser aportado por meio de linhas de financiamento e pelos acionistas da MMX Amapá.

Caso as partes alcancem um acordo final, a Cleveland-Cliffs pagará US$133 milhões em dinheiro para efetivar a compra de 100% das ações detidas pela Centennial Asset no capital social da Centennial Amapá. Adicionalmente, a Cleveland-Cliffs se comprometerá a contribuir com 30% dos investimentos requeridos pelo Sistema Amapá.

A MMX e a Centennial Amapá informam que a conclusão da presente operação está sujeita à realização satisfatória para a Cleveland-Cliffs de processo de auditoria (due diligence), finalização do financiamento para o Sistema Amapá e negociação dos documentos da operação, incluindo as condições costumeiras a esse tipo de negócio.

A MMX informa, por fim, que o seu Conselho de Administração aprovou, de forma unânime e sem ressalvas, a operação em tela em reunião realizada em 20 de setembro de 2006.

Maiores informações poderão ser obtidas por meio dos seguintes e-mails: ri@mmx.com.br e/ou marcelo.cheniaux@ebx.com.br.

Rio de Janeiro, 21 de setembro de 2006.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Diretor de Relações com Investidores

CENTENNIAL ASSET PARTICIPAÇÕES AMAPÁ S.A.
Marcelo Adler Cheniaux
Diretor de Relações com Investidores

MMX

APRESENTAÇÃO CORPORATIVA

SETEMBRO 2006


SUSTENTABILIDADE. A MMX MULTIPLICA
MMX


A MMX MULT


OPORTUNIDADES.
MMX


DESENVOLVIMENTO.
MMX MULTIPLICA
MMX

- Criada por profissionais da indústria de mineração, liderados por Eike Batista
- Equipe experiente de executivos
- Conselho de Administração majoritariamente independente
- Comitê de Auditoria implantado, membros nomeados pelo Conselho de Administração
- Foco em minério de ferro, com produtos de alta qualidade
- Operações integradas de minério e metálicos com logística independente, organizadas em sistemas auto-suficientes
- Responsabilidade ambiental e social
- Listada no Novo Mercado - BOVESPA


MMX
MMXM3
NOVO MERCADO
BOVESPA BRASIL
70%
70%
70%
99,9%
MMX Corumbá
MMX Amapá
(Mina+Ferrovia+Porto)
MMX Minas-Rio
(Mina+Mineroduto+Porto)
MMX Metálicos

- Cleveland Cliffs propõe comprar 30% da MMX Amapá por US$ 133 milhões
- A Centennial Asset está em negociação com sócios estratégicos para a participação em cada Sistema (30%)

- Sucesso na Oferta Pública
  - R$ 1.119 milhões (US$ 509 milhões)
  - 1.373 mil ações subscritas
  - Free float 32% do capital, 91% estrangeiros

Capital Social – 3.804 mil ações ordinárias


Controlador e Administradores
FreeFloat
32%
68%

IPO na BOVESPA – Julho/2006
Maior oferta base conduzida no Brasil


MMX

Programa de desdobramento das ações:

	Preço da Oferta
Julho 2006	R$ 815,00
Janeiro 2007	R$ 407,50
Julho 2007	R$ 203,75
Janeiro 2008	R$ 20,40

MMXM3 = cotação unitária, negociada em lote de 100 ações.


Sistema MMX Amapá
Minério de Ferro: 6,5 Mtpa
Ferro Gusa: 2,0 Mtpa
Semi-Acabados: 0,5 Mtpa
Sistema MMX Minas-Rio
Minério de Ferro: 26,6 Mtpa
Pelotas: 7,0 Mtpa
Sistema MMX Corumbá
Minério de Ferro: 4,9 Mtpa
Ferro Gusa: 0,4 Mtpa
Semi-Acabados: 0,5 Mtpa
Reserva Natural
Engenheiro Eliezer Batista

Os Sistemas Integrados MMX compreendem o desenvolvimento e operação de minas de minério de ferro, usinas de ferro gusa e semi-acabados e planta de pelotização.

MMX

STATUS OPERACIONAL | EVOLUÇÃO NOS SISTEMAS MMX

- Auditoria de recursos e reservas minerais (base março 2006) dos Sistemas em curso, padrão de referência canadense NI-43.101 – divulgação prevista em novembro;

- Progresso na campanha de sondagem dos recursos minerais (agosto 2006):
  - Corumbá – 1.583 metros adicionais aos 831 metros em março 2006
  - Amapá – 7.916 metros adicionais aos 12.062 metros em março 2006
  - Minas-Rio – 6.847 metros adicionais aos 9.286 metros em março 2006

- Acompanhamento centralizado dos estudos e projetos de engenharia - escritório em Belo Horizonte;

- Reserva Particular de Patrimônio Natural Eng. Eliezer Batista – 17 mil ha na área mais preservada do Pantanal, em corredor ecológico único;

- Sistema MMX Corumbá:
  - Mina 63 em operação, primeira exportação de minério de ferro em julho 2006
  - Ritmo de produção crescente, em linha com o esperado (1Mt)
  - Planta de Gusa – Licença de Instalação em agosto, início construção de alto fornos em setembro 2006
  - 9 direitos minerários adicionais (total de 21), 18 direitos a serem mensurados

Sistema MMX Amapá:

- Mina Amapá – Licença de Instalação em agosto 2006, empresa de engenharia contratada
  - Início das obras de terraplanagem e barragem ainda em setembro – 500 empregos indiretos
  - Aquisição de 100% dos equipamentos para a operação, recebimento em março 2007
- Ferrovia – Licença de Operação em agosto 2006
  - Progresso na reforma de equipamentos e via permanente
- Porto de Santana – Licença Prévia em agosto 2006
  - Terminal portuário a ser construído em área de 71 ha, início previsto para dezembro 2006

Sistema MMX Minas-Rio:

- Mineroduto – EIA-RIMA aprovado pelo IBAMA em setembro, início de construção meados 2007
- 3 direitos minerários adicionais (total de 27), 22 direitos a serem mensurados

STATUS OPERACIONAL | CRONOGRAMA DE PROJETOS MMX

Projetos de Alto Valor Agregado Integrados Verticalmente



Produção de minério de ferro (Mt)
Produção de Ferro Gusa (Mt)
Produção de Semi-Acabados (Mt)
1
4
0,2
9
0,7
0,1
19
1,3
0,5
31
1,5
1,0
37
1,5
1,0
2003
2004
2005
2006
2007
2008
2009
2010
2011

2003–2004: Aquisição de ativos

2005: Engenharia e início da campanha de sondagem

Início da Mina de Corumbá

2006: Concessão Ferrovia no Amapá



2007: Início da Mina do Amapá

Início Ferro Gusa Corumbá

2008: Início Planta de Semi-Acabados Corumbá

Início planta de Ferro Gusa Amapá

2009: Início Sistema Minas -Rio

Início Planta de Semi-Acabados Amapá

2010: Início Pelotizadora Sistema Minas-Rio



MMX

STATUS OPERACIONAL | CRONOGRAMA DE LICENÇAS AMBIENTAIS

Sistemas MMX


Corumbá
Mina e beneficiamento
Usina de ferro gusa
Usina de semi-acabados
Amapá
Mina e beneficiamento
Porto
Usina de ferro gusa
Usina de semi-acabados
Minas-Rio
Mina
Beneficiamento
Mineroduto
Porto
Pelotizadora
2005
1T 2T 3T 4T
2006
1T 2T 3T 4T
2007
1T 2T 3T 4T
2008
1T 2T 3T 4T
2009
1T 2T
2010

- ▷ Licença Prévia - aprova o estudo do projeto
- ▷ Licença de Instalação - autoriza obras de infra-estrutura
- ▷ Licença de Operação - autoriza a operação do projeto

- ● LICENÇAS OBTIDAS
- o LICENÇAS PROGRAMADAS
- ▲ INÍCIO DE OPERAÇÃO

STATUS OPERACIONAL | PROGRAMA DE INVESTIMENTOS

Investimentos - Sistemas Integrados MMX


87,5
86,6
134,3
92,6
293,8
771,6
22,9
381,8
1132,9
0
153
427,4
2006
2007
2008
2009-2013
Corumb
Amapá
Minas-Rio

	Total (*)	2006	2007	2008	2009 - 2013
Total geral	3.601,9	308,4	1.158,0	1.537,6	580,4
Mina e logística	2.377,4	254,1	827,9	994,7	283
Metálicos	1.224,5	54,3	330,1	542,9	297

- Até junho 2006 o total realizado alcançou US$ 47,5 milhões.
- Cronograma de desembolso em revisão, postergação de pagamentos para 2007

MMX Corumbá


45,9
79,6
22,9
2006
2007
2008
Metálicos
Mina

MMX Amapá


5,4
81,2
180,5
113,3
303,8
78
153
2006
2007
2008
2009-2013
Metálicos
Mina

MMX Minas-Rio


3,0
31,3
100
70
420
281,6
216,2
568,5
348,2
144,2
42,1
241,1
2006
2007
2008
2009-2013
Pelotizadora
Logística
Mina

Financiamentos para a execução do Plano de Negócios

US$ milhões

Projeto	Investimentos	Financiamento	Financiadores	Status	Prazo
Mina	**2.378**	**1.744**			
Corumbá	72	26	ABC/Unibanco/Itaú/BNDES	realizado	3 anos
Amapá	273	200	Itaú BBA, ABC /BNDES (2)	-	7 anos
Minas-Rio	2.033	1.518	Unibanco/BNDES (2)	Empréstimo-ponte US$ 50M	12 anos
Metálicos	**1.224**	**985**			
Corumbá	148	150	Credit Suisse	Empréstimo-ponte US$ 50M	7 anos
Amapá	643	510	Itaú/BNDES (2)	-	10 anos
Minas-Rio (Pelotizadora)	433	325	Itaú/BNDES (2)	-	10 anos
TOTAL	**3.602**	**2.729**			

- Minério de ferro de alta qualidade na Mina 63 – granulados (85%) e sinter feed (15%)
- A MMX espera produzir metálicos a custos reduzidos
- Logística comprovada existente


Brasil
Paraguay river
Corumbá
Porto Ladário
20km
Mina 63 MMX
15km
Railroad
Corumbá
PARAGUAY
2022 km
ARGENTINA
San Nicolas
Transporte pelo Rio Paraguai
Porto de San Nicolas
Capacidade para receber navios tamanho *Panamax*

RECURSOS GEOLÓGICOS – 31 de março 2006		
Área	Classificação do Recurso	Tonelagem (MT)
Mina 63	Indicado	65
TOTAL		65

- A MMX está realizando uma campanha de sondagem com 3 sondas e poços
  - Sondagem realizada: 2.414 metros até agosto 2006, 40% da campanha
  - Sondagem projetada aumentou para 6.102 metros até março 2007
  - Dos 21 direitos minerários, 3 foram mensurados até agosto 2006

- Mais de 370 milhões de toneladas de recursos de minério de ferro em março de 2006
- Contrato de fornecimento de longo prazo de 20 anos com a GIIC (Gulf Industrial Investment Co.) – já assinado
- Campanha agressiva de sondagem, em malha de 200m x 50m
- Logística existente, incluindo ferrovia em operação
- Capacidade para exportar 6,5 Mtpa de finos (*sinter* e *pellet feed*) de alta qualidade em embarcações do tipo *capesize*, por meio de transbordo
- Incentivo fiscal disponível, reduzindo em 75% o imposto de renda até completar 10 anos de operação


Ferrovia EFA
AMAPÁ
Mina MMX
200km
Porto de Santana
Porto de Santana
Capacidade para receber navios tamanho *Capesize*
Ferro Gusa Planta de Semi-Acabados

RECURSOS GEOLÓGICOS – 31 de março 2006		
Área	Classificação do Recurso	Tonelagem (MT)
Taboca e Vila do Meio	Indicado Inferido	220 155
TOTAL		375

- A MMX está realizando uma campanha de sondagem com 8 sondas
  - Sondagem realizada: 19.978 metros até agosto 2006, 62% da campanha
  - Sondagem projetada: 32.180 metros até março 2007

- O Sistema Minas-Rio da MMX conecta extensos depósitos de minério de ferro a um super porto por meio de um mineroduto de 26,6 Mtpa
- A MMX adquiriu amplos depósitos de minério de ferro em Minas Gerais, com 0,7 bilhão de toneladas de recursos indicados e inferidos, até março de 2006
- A MMX também adquiriu uma ampla área portuária de 1.900 hectares suficiente para instalar uma pelotizadora de 7 Mtpa


Minas MMX
Mineroduto MMX
Conectando Minas MMX ao Super Porto do Açu
MINAS GERAIS
550 Km
Super Porto do Açu
Capacidade para receber navios tamanho *capesize*
RIO DE JANEIRO
Super Porto do Açu
Pelotizadora
Área de processamento, Área de filtragem e Pelotizadora
Pelotizadora
Pilhas de Armazenamento
Serviços Administrativo
Super Porto do Açu

RECURSOS GEOLÓGICOS – 31 de março 2006

Área	Classificação do Recurso	Tonelagem (MT)
Itapanhoacanga	Indicado	408
	Inferido	159
TOTAL		567
João Monlevade	Inferido	147
TOTAL		714

- A MMX está realizando uma campanha de sondagem com 14 sondas
  - Sondagem realizada: 16.133 metros até agosto 2006, 57% da campanha
  - Sondagem projetada: 28.274 metros até março 2007
  - Dos 27 direitos minerários, 6 foram mensurados até agosto 2006

MMX

SISTEMA MMX MINAS-RIO | Vista de Itapanhoacanga e da Serra do Sapo


Itapanhoacanga
Serra do Sapo (Toad's Ridge)
12 Km
Conceição do Mato Dentro

SISTEMA MMX MINAS-RIO | Super Porto do Açu


Planta de Pelotização
Área de processamento e Filtragem
Mineroduto
Serviços Administrativos
Pilhas de Estocagem
Ponte de acesso
Área de carregamento
20m profundidade para navios de > 250 dwt

- Capacidade de carregamento: 10.000 ton/hora
- Capacidade de estocagem: 2,5 Mt
- Retroárea: 1,9 milhões m²


A MMX MULTIPLICA
SUSTENTABILIDADE.
MMX


A MMX MULT


A MMX MULTIPLICA
OPORTUNIDADES.
MMX


MMX MULTIPLICA
DESENVOLVIMENTO.
MMX

Multiplicando Riquezas


Responsabilidade Ambiental e Social
Logística Integrada e Independente
Parcerias para Fornecimento de Longo Prazo
MMX
Baixo Custo de Produção com Custos Operacionais Competitivos
Projetos de Alto Valor Agregado Integrados Verticalmente
Produtos de Alta Qualidade

Esta apresentação contém algumas afirmações e informações prospectivas relacionadas a Companhia que refletem a atual visão e/ou expectativas da Companhia e de sua administração a respeito de seu plano de negócios. Afirmações prospectivas incluem, entre outras, todas as afirmações que denotam previsão, projeção, indicam ou implicam resultados, performance ou realizações futuras, podendo conter palavras como "acreditar", "prever", "esperar", "contemplar", "provavelmente resultará" ou outras palavras ou expressões de acepção semelhante. Tais afirmações estão sujeitas a uma série de expressivos riscos, incertezas e premissas. Advertimos que diversos fatores importantes podem fazer com que os resultados reais divirjam de maneira relevante dos planos, objetivos, expectativas, estimativas e intenções expressos nesta apresentação. Em nenhuma hipótese a Companhia ou suas subsidiárias, seus conselheiros, diretores, representantes ou empregados serão responsáveis perante quaisquer terceiros (inclusive investidores) por decisões ou atos de investimento ou negócios tomados com base nas informações e afirmações constantes desta apresentação, e tampouco por danos conseqüentes, indiretos ou semelhantes. A Companhia não tem intenção de fornecer aos eventuais detentores de ações uma revisão das afirmações prospectivas ou análise das diferenças entre as afirmações prospectivas e os resultados reais.

Relações com Investidores
Rodolfo Landim – Diretor de Relações com Investidores
Elizabeth Cruz – Especialista
Tel. 55 21 2555-5634 / 5563
ri@mmx.com.br
http://www.mmx.com.br/ri

MMX MMX MMX

MMX MMX MMX MMX

MMX MMX MMX

MMX MMX MMX MMX

MMX MMX MMX

MMX MMX MMX MMX

MMX MMX MMX

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de setembro de 2006 e 30 de setembro de 2006, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**(X) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	256	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	256	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de setembro de 2006 e 30 de setembro de 2006, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**(X) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	160	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	160	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de setembro de 2006 e 30 de setembro de 2006, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.					
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	**(X) Acionista Controlador**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	2.430.584	61,83%	61,83%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	2.430.584*	61,83%	61,83%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo Acionista Controlador, com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

SGA conclui análise com minério de ferro da MMX Minas-Rio

A **MMX Mineração e Metálicos S.A.** tem o prazer de informar os excelentes resultados obtidos nos testes realizados no laboratório alemão do **SGA** (**Studien-Gesellschaft für Eisenerz-Aufbereitung)**, com amostras de minério de ferro das jazidas da MMX em Minas Gerais.

O laboratório SGA, reconhecido mundialmente pela qualidade e confiabilidade de seus trabalhos, concluiu no estudo que pelotas de redução direta (DR-grade pellets) de alta qualidade poderão ser produzidas a partir dos produtos de minério de ferro do Sistema MMX Minas-Rio, no que tange aos requisitos de qualidade exigidos para a operação de fornos de redução direta referentes às propriedades químicas, físicas e metalúrgicas do minério de ferro da região.

Os testes indicaram que é possível produzir as pelotas com baixo teor de ganga ácida, níveis de impureza muito baixos, especialmente fósforo ($P < 0{,}02\%$) e teor de ferro superior a 68%.

As pelotas demonstraram ter excelentes propriedades físicas em relação à compressão, tamboramento e abrasão, associadas a altos graus de metalização e redutibilidade.

A análise foi feita a partir de uma série de cinco testes para avaliar o comportamento do futuro concentrado da MMX Minas-Rio no processo de pelotização e a qualidade do produto final. Todos os testes foram realizados nas instalações do SGA em Liebenburg-Othfresen, Alemanha.

Rio de Janeiro, 20 de outubro de 2006

MMX Mineração e Metálicos S.A.

Luiz Rodolfo Landim Machado
Diretor Geral e Relações com Investidores

MMX - Relações com Investidores
Tel. 55 21 2555-5634 / 2555-5563
ri@mmx.com.br
www.mmx.com.br/ri

MMX Mineração e Metálicos S.A. (Formerly Known as Tressem Participações S.A.)

(Publicly-held company)

Report of independent accountants on special review Quarter ended at June 30, 2006

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM))

MMX Mineração e Metálicos S.A.

(Publicly-held company)

Quarterly information

Quarter ended at June 30, 2006

Contents

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM)

To
The Shareholders and Board of Directors
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

We have reviewed the quarterly information of MMX Mineração e Metálicos S.A. (formerly known as Tressem Participações S.A.), for the quarter ended June 30, 2006, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the related statement of operations and the consolidated statement of operations, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiriy and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which have, or may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material change which should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the quarterly information.

Our special review was performed for the purpose of issuing a special review report on the quarterly information referred to in the first paragraph. The parent and consolidated statement of cash flows related to the quarter ended June 30, 2006 represent supplementary information to those statements and are presented to provide additional analysis. These supplementary information were submitted to the same review procedures applied to the quarterly information, and, based on our special review, we are not aware of any material change which should be made for them to be in accordance with the quarterly information referred to in the first paragraph, taken as a whole.

As mentioned in Note 1 to the quarterly information, the Company's subsidiaries are in a pre-operating stage and thus their results regarding the pre-operating stage are being recorded as deferred charges, except for expenditures which are not associated to any future benefits, which have been transferred from deferred charges to the results for the period. The Company also has goodwill originated on the acquisition of a subsidiary. The recoverability of the amounts recorded as permanent assets depends on the success of the future operations of the Company and its subsidiaries, as well as the subsidiaries are dependent upon the financial support of the shareholders and/or capital infusions from third parties up to the moment their operations are profitable. Management's plans regarding to the beginning of operational activities are also described in Note 1.

The quarterly information of Tressem Participações S.A. (currently known as MMX Mineração e Metálicos S.A.) for the quarter ended June 30, 2005, presented for comparative purposes, were reviewed by other independent auditors. The special review report of those other independent auditors, dated August 5, 2005, was issued with the comment that the quarterly information was prepared assuming the normal course of operations of the Company.

August 11, 2006

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-2

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE	2 – COMPANY'S NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S/A**	**02.762.115/0001-49**
4 - NIRE		
33300261117		

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - COMPLETE ADDRESS				2 - DISTRICT
PRAIA DO FLAMENGO, 154, 5° ANDAR, PARTE				FLAMENGO
3 - ZIP CODE	4 - MUNICIPALITY			5 - STATE
22210-030	RIO DE JANEIRO			RJ
6 - AREA CODE	7 - TELEPHONE NUMBER	8 - TELEPHONE NUMBER	9 - TELEPHONE NUMBER	10 - TELEX
21	2555-5550			
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
21	2555-5550	2555-5560		
15 - E-MAIL				

01.03 - INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 - NAME				
LUIZ RODOLFO LANDIM MACHADO				
2 - COMPLETE ADDRESS				3 - DISTRICT
PRAIA DO FLAMENGO, 154, 10° ANDAR, PARTE				FLAMENGO
4 - ZIP CODE	5 - MUNICIPALITY			6 - STATE
22210-030	RIO DE JANEIRO			RJ
7 - AREA CODE	8 - TELEPHONE NUMBER	9 - TELEPHONE NUMBER	10 - TELEPHONE NUMBER	11 - TELEX
21	2555-5550	-	-	-
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
21	2555-5500	2555-5560	-	
16 - E-MAIL				
RI@MMX.COM.BR				

01.04 - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
01/01/2006	12/31/2006	2	04/01/2006	06/30/2006	1	01/01/2006	03/31/2006
9 - NAME/COMPANY NAME AUDITOR					10 - CVM CODE		
KPMG AUDITORES INDEPENDENTES					00418-9		
11 - NAME TECHINICAL RESPONSIBLE					12 - CPF TECHINICAL RESPONSIBLE		
MANUEL FERNANDES RODRIGUES DE SOUSA					783.840.017-15		

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S/A**	**02.762.115/0001-49**

01.05 - COMPOSITION OF PAID CAPITAL

QUANTITY OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 06/30/2006	2 - PRIOR QUARTER 03/31/2006	3 - SAME QUARTER OF PRIOR YEAR 06/30/2005
ISSUED CAPITAL			
1 - COMMON	187,553	92	20
2 - PREFERRED	0	0	0
3 - TOTAL	187,553	92	20
TREASURY SHARES			
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

01.06 - COMPANY'S CHARACTERISTICS

1 - TYPE OF COMPANY Business Concern, Industrial Company and Others
2 – SITUATION Operational
3 - TYPE OF CONTROLLING INTEREST National Holding Company
4 - ACTIVITY CODE 3030 – Holdings Administration Company - Mining
5 - MAIN ACTIVITY Investments in Mining Companies
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF ACCOUNTANTS' REVIEW REPORT Unqualified

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS' REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS

CORPORATION LAW

Base Date - June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S/A**	**02.762.115/0001-49**

01.09 - CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF CHANGE (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousands)	7 - ISSUED PRICE OF SHARES (In R$)
01	04/12/2006	31,913	15,210	Contribution in Assets or Receivables	17	885.8474000000
02	04/28/2006	23,620	(8,293)	Centennial Partial Spin-off 30%	-32	0.000000000

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S/A**	**02.762.115/0001-49**

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
1	TOTAL ASSETS	27,006	23,211
1.01	CURRENT ASSETS	251	1,106
1.01.01	CASH AND CASH EQUIVALENTS	39	1,042
1.01.01.01	CASH AND BANKS	39	515
1.01.01.02	INTEREST EARNING BANK DEPOSITS	0	527
1.01.02	CREDITS	61	64
1.02.03	INVENTORIES	0	0
1.01.04	OTHER	151	0
1.02	NONCURRENT ASSETS	7,710	9,660
1.02.01	OTHER ASSETS	0	0
1.02.02	RECEIVABLES FROM RELATED PARTIES	7,710	9,660
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	7,710	9,660
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	19,045	12,445
1.03.01	INVESTMENTS	19,040	12,445
1.03.01.01	ASSOCIATED COMPANIES	0	0
1.03.01.02	SUBSIDIARIES	19,040	12,445
1.03.01.03	OTHER INVESTMENTS	0	0
1.03.02	PROPERTY, PLANT AND EQUIPMENT	5	0
1.03.03	DEFERRED CHARGES	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S/A**	**02.762.115/0001-49**

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
2	TOTAL LIABILITIES	27,006	23,211
2.01	CURRENT LIABILITIES	11,105	10,522
2.01.01	LOANS AND FINANCING	9,921	9,792
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	383	350
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	214	36
2.01.05	DIVIDENDS PAYABLE	0	0
2.01.06	PROVISIONS	0	0
2.01.07	RELATED PARTY DEBTS	538	338
2.01.08	OTHER	49	6
2.02	NONCURRENT LIABILITIES	0	0
2.02.01	LOANS AND FINANCING	0	0
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	0	0
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS' EQUITY	15,901	12,689
2.05.01	CAPITAL	23,620	16,703
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	0	0
2.05.04.01	LEGAL	0	0
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/LOSSES	(7,719)	(4,014)

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS

CORPORATION LAW

Base Date - June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2006 TO 06/30/2006	4 - 01/01/2006 TO 06/30/2006	5 - 04/01/2005 TO 06/30/2005	6 - 01/01/2005 TO 06/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/INCOME	(3,705)	(5,040)	(12)	(30)
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(3,256)	(4,242)	(12)	(30)
3.06.03	FINANCIAL	(128)	48	0	0
3.06.03.01	FINANCIAL INCOME	5	235	0	0
3.06.03.02	FINANCIAL EXPENSES	(133)	(187)	0	0
3.06.04	OTHER OPERATING INCOME	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY GAIN (LOSS)	(321)	(846)	0	0
3.07	OPERATING INCOME (LOSS)	(3,705)	(5,040)	(12)	(30)
3.08	NON-OPERATING INCOME (EXPENSES)	0	0	0	0
3.08.01	INCOME	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND INTERESTS	(3,705)	(5,040)	(12)	(30)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTEREST/STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	INTERESTS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(3,705)	(5,040)	(12)	(30)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S/A**	**02.762.115/0001-49**

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2006 TO 06/30/2006	4 - 01/01/2006 TO 06/30/2006	5 - 04/01/2005 TO 06/30/2005	6 - 01/01/2005 TO 06/30/2005
	NUMBER OF SHARES, OUTSANDING, EXCLUDING TREASURY STOCK (THOUSAND)	187,553	187,553	20	20
	EARNINGS PER SHARE (REAIS)				
	LOSS PER SHARE (REAIS)	(0.01975)	(0.02687)	(0.60000)	(1.50000)

(In thousands of reais, unless stated otherwise)

1 Operations

MMX Mineração e Metálicos S.A. ("MMX" or the "Company") is an incorporated publicly-held company. MMX's current controlling shareholders acquired, on November 9, 2005, the totality of the shares representing the Company's capital stock, which operation was approved, on November 29, 2005, by the Brazilian Securities Exchange Commission - CVM. On July 21, 2006, MMX filed the final prospectus regarding the initial public offering, whereby the Company issued 1,262,590 nominative common shares, resulting in a capital increase of R$1,029,011. The Company's initial public offering is still pending, for purposes of exercising the option granted to the coordinators of the supplementary batch offering of up to 189,388 common shares, at the price of R$815.00 per share, which may be exercised until August 20, 2006.

MMX operates in the following business areas: the extraction, processing, transportation and sale of minerals; the manufacture, processing, transportation and sale of metallic products; as well as the construction, operation and exploration of marine terminals and railways.

MMX develops, on its own account or through its subsidiaries, projects in mining, logistics, steel and the production of value-added metal products from the iron ore it extracts. The Company owns mineral deposits, as a result of the acquisition of mines and applications for mining rights, which it explores and from which it extracts iron ore. In the feasibility study context development by the Company and subsidiaries, the Company cubed mining resources, among the ones measured, indicated and inferred, to the tune of 1,153 thousand tons (*), pursuant to an audit study carried out by SRK Consulting. The Company manages and/or develops logistic systems in the geographic regions where its resources and those of its subsidiaries are located, with a view to the outflow of its production and to the delivery of services to the public, in the public concession category.

At June 30, 2006, MMX had, by means of direct and indirect ownership in subsidiaries, the following projects:

a. Activities in mining research activities (excluding those related to copper and precious metals) in the municipalities of Pedra Branca do Amapari and Porto Grande, in the State of Amapá, by means of an exploration contract entered into between the subsidiary MMX Amapá Mineração Ltda. ("MMX Amapá") and Mineração Pedra Branca do Amapari Ltda. ("MPBA"), a subsidiary of Canadian company Goldcorp Inc. The Company completed a feasibility study for this project, developed by Natrontec - Estudos e Engenharia de Processos Ltda., that, besides the mine, encompasses the railway and marine terminal operations. The estimated necessary investment in the project is US$272,000 thousand (*), with start-up scheduled for fiscal year 2007.

(In thousands of reais, unless stated otherwise)

b. The subsidiary MMX Minas-Rio Mineração e Logística Ltda. (new corporate name of EBX Energia Ltda., hereinfater "MMX Minas-Rio"), on its own account or through its subsidiary MPC Mineração e Pesquisa Ltda. ("MPC"), is the owner of mining rights located in the Quadrilátero Ferrífero ("iron quadrilateral") and in Serra do Espinhaço, in the State of Minas Gerais. These assets will support the "MMX Minas-Rio System", which will produce iron ore and transport it via a mining pipeline approximately 550 kilometers long which will connect the mining region to the municipality of São João da Barra, in the State of Rio de Janeiro, where the Company, through one of its subsidiaries, already owns a 1,924,000 hectare site suitable for the construction of a port with sufficient capacity to receive deep draft ships. The Company completed a feasibility study, which was developed and/or compiled by SRK Consulting, that estimated a necessary investment of US$2,033,000 thousand (*)for this project, including investments related to the acquisition of mining rights, with start-up scheduled for fiscal year 2009.

c. The Company, through the subsidiary MMX Amapá, constituted the MMX Logística do Amapá Ltda. ("MMX Logísitica do Amapá") on February 23, 2006, after the bidding process started in 2005, with the purpose of obtaining from the State of Amapá a Concession for Exploration of Freight and Passenger Railway Transportation Service at the Amapá-EFA Railway. The concession of the railroad operation, for the period of 20 years, which can also be renewed for an additional period of 20 years, under the terms of law, is aimed, among other activities of a public nature, at developing the transportation logistics of iron ore to be extracted from the mines held by the Company in the State of Amapá, for the performance of a supply agreement entered into with MMX Amapá.

According to the Concession Agreement, MMX Logística do Amapá should invest in the first two concession years a total amount of R$40,700 (*) in the recovery of the railway. For the concession, MMX Amapá made, on March 7, 2006, a payment in the value of R$814 to the State of Amapá, equivalent to 2% of the estimated value of investments to be restored.

d. On April 12, 2006, the controlling shareholder of MMX paid in a capital increase by granting to the Company almost all the shares representing the capital stock of the company MMX Corumbá Participações Ltda.

On April 18, 2006, the Company carried out the complete spin-off of MMX Corumbá Participações Ltda., with the total absorption of its equity by its subsidiaries MMX Corumbá Mineração Ltda ("MMX Corumbá") and MMX Metálicos Brasil Ltda. ("MMX Metálicos"). As the spun-off company did not have other assets or liabilities, the spin-off transaction did not entail a capital increase in the recipient companies and the Company thereafter began to hold, directly, almost all the quotas representing the capital of the subsidiaries MMX Corumbá and MMX Metálicos.

(In thousands of reais, unless stated otherwise)

The subsidiary MMX Corumbá is the holder and lessee of mining rights in the Municipality of Corumbá, State of Mato Grosso do Sul, and is in the current phase of production through the operation of a mobile plant, of limited production. The Company completed a feasibility study regarding this project, developed by Natrontec - Estudos e Engenharia de Processos Ltda., which estimated the necessary investment in the project to beUS$72,000 thousand (*).

Its subsidiary MMX Metálicos currently develops projects, which the Company has commissioned Hatch Consulting and Outokumpu Technologies to prepare feasibility studies, aiming at the deployment of integrated plants for the production of cast iron and semi-finished products, preferably in the states of Amapá and in the state of Mato Grosso do Sul, where the Company's own mines are located, and at the deployment of a pelletizing plant on the property of a subsidiary of the company in the Municipality of São João da Barra, Rio de Janeiro. The estimated investment necessary for these projects is US$1,224,000 thousand (*).

(*) Not reviewed by KPMG Auditores Independentes.

As mentioned in Note 16, on April 28, 2006, the shareholders of MMX organized a partial spin-off of the Company, corresponding to 30% of the shares of its subsidiaries; MMX Amapá, MMX Corumbá and MMX Minas-Rio.

2 Licenses

The prerequisite of the environmental policy of Grupo MMX is the obtainment of all the licenses required by law for each one of its facilities and activities. The Company currently has the following licenses through its subsidiaries MMX Corumbá, MMX Logística do Amapá and MMX Metálicos (as described in Note 20c.):

Company	Type	Issuing date	Term
MMX Corumbá	Operation of "Mine 63"	10/27/2005	1 Year
MMX Logística Amapá	Railway operation	04/14/2006	1 Year

3 Presentation of quarterly information

The Parent Company and consolidated quarterly information were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission - CVM .

(In thousands of reais, unless stated otherwise)

Description of significant accounting policies

a. Statement of operations

Income and expenses are recognized on an accrual basis. In view of the pre-operational phase of the majority of the Company's subsidiaries, consolidated income is basically comprised of expenditures not related to projects in progress and/or which do not represent future benefits. Part of the Company's consolidated results originates from the operation of Amapá Railway and of the iron ore mine of MMX Corumbá, which is in the initial phase of mining. The first turnover of the aforesaid mine only occurred after the conclusion of this quarter.

b. Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management use its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of permanent assets, mining rights, a reserve for deferred income tax asset's realization, the goodwill in subsidiary's acquisition, the provision for contingencies and valuation of financial instruments. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions at least quarterly.

c. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the fixed assets, since the subsidiaries of the Company are in a pre-operating phase.

d. Current and noncurrent assets

- **Interest earning bank deposits**

  Interest earning bank deposits are recorded at cost plus income accrued up to the balance sheet date.

- **Inventories**

  Valued at average purchase or production cost, reduced by allowance for losses at market value.

  The cost of inventories includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overhead based on normal operating capacity.

(In thousands of reais, unless stated otherwise)

- **Other current and noncurrent assets**

  Presented at the net realizable amount.

e. Permanent assets

- **Investments**

  Investments in subsidiaries, associated companies and companies equivalent to associated companies were valued using the equity method plus positive goodwill or less negative goodwill, when applicable.

  Goodwill generated in subsidiary company's acquisition is grounded on the expectation of future profit generation, and will be amortized according to future income in up to 10 years (see Note 7).

- **Property, plant and equipment**

  Property, plant and equipment are recorded at the cost of acquisition, formation or construction (including interest and other financial charges). Depreciation is calculated on a straight-line method at rates which take into account estimated useful lives of the assets.

- **Mining rights**

  Mining rights are valued at the cost of acquisition and are subject to recoverability tests. Amortization will occur over the estimated useful life of the mines, commencing from the beginning of operations.

- **Deferred charges**

  All results determined in the pre-operational phase related to research and development expenses with projects of the Company's subsidiary, as well as the correspondent financial charges, monetary and/or exchange variations earned until the balance sheets date, are associated to the expectation of future benefits and are recorded in deferred charges. Amortization will occur for a 10-year period, as from beginning of operations.

  Expenditures not directly associated to any future benefits are transferred from deferred charges to the results for the years.

f. Current and noncurrent liabilities

Stated at the known amounts or estimated, plus, when applicable, the corresponding charges and/or monetary and exchange variations incurred up to the balance sheet date.

(In thousands of reais, unless stated otherwise)

g. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

h. Income and social contribution taxes

In this fiscal year, a taxable income was not ascertained by the company and, consequently, the company did not obtain a positive calculation basis for income tax and social contribution. Additionally, deferred tax credit assets are not fully provisioned, due to the absence of a profitability record.

i. Statement of cash flows

The Company is presenting as complementary information the statement of cash flows prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

4 Consolidated quarterly information

Quarterly comparative

The comparative analysis between periods ended on June 30, 2006 and 2005, and March 31, 2006, is technically impaired due to the following facts:

a. Parent company

Only as from November 9, 2005, when MMX Mineração's control was acquired by the present controlling shareholder, were transactions initiated within the present operational context of the Company. The accounting balances recorded by the parent company on June 30, 2005 represented Tressem Participações S.A. (former name of MMX) small activities, which did not have operations or assets, did not own investments in other companies nor exploited usual entrepreneurial activity.

b. Consolidated

On June 30, 2005, MMX did not own investments, and current subsidiaries did not have the corporate control structure now in effect, as well as they had an operational context still incipient when compared to the operation model presently designed by such companies.

Due to the corporate restructuring which occurred on April 12, 2006 (as described in Note 16a.), the Company became a holder of MMX Corumbá and MMX Metálicos's investments and the following interests: 99.9% of MMX Metálicos, 70% of MMX Amapá, 70% of MMX Minas-Rio and 70% of MMX Corumbá.

(In thousands of reais, unless stated otherwise)

As a result, the balance sheet as at March 31, 2006, and the statement of operations and the statement of cash flow for the quarter ended June 30, 2005, cannot be compared with the same quarterly information disclosed by the Company as at June 30, 2006.

The accounting policies have been consistently applied in all the consolidated companies.

The consolidated financial statements include the financial statements of MMX and its direct and indirect subsidiaries, as listed below:

	Interest percentage	
	6/30/2006	**3/31/2006**
Direct subsidiary:		
MMX Amapá	70.00%	99.99%
MMX Minas-Rio	70.00%	99.99%
MMX Corumbá	70.00%	-
MMX Metálicos	99.99%	-
Indirect subsidiary:		
MPC	69.99%	99.99%
IRX	56.00%	80.00%
MMX Logística do Amapá	69.99%	99.99%

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;

b. Elimination of investment account balances and corresponding capital interest, reserves and retained earnings/losses accumulated by the subsidiary companies;

c. Identification of minority interests in the consolidated financial statements; and

d. Elimination of intercompany income and expense balances arising from intercompany transactions. These balances are eliminated in the measure of the holding Company's participation in subsidiaries against the investments. Unrealized losses are eliminated in the same way as unrealized gains, but only when there is no evidences of the problems with asset's recovery.

(In thousands of reais, unless stated otherwise)

5 Cash and cash equivalents

	Parent Company		Consolidated	
	6/30/2006	3/31/2006	6/30/2006	3/31/2006
Cash and cash equivalents	39	515	20,070	13,266
Interest earning bank deposits	-	527	18,527	6,402
	39	1,042	38,597	19,668

Interest earning bank deposits primarily comprise bank deposit certificates and fixed income funds.

(In thousands of reais, unless stated otherwise)

Statements of cash flows

	Parent Company		Consolidated	
	2006	**2005**	**2006**	**2005**
Cash flows from operating activies				
loss for the year				
Minority interest	(5,040)	(30)	(5,040)	-
Increase (decrease) in assets and liabilities:	-	-	8,156	-
Decrease in other accounts receivable				
Increase in suppliers	(9,348)	-	(14,016)	-
Increase (decrease) in other accounts	383	7	7,426	-
payable and provisions	1,591	-	(8,709)	-
Net cash provided by (used in) operational activities	(12,414)	(23)	(12,183)	-
Cash flows from investments activities				
Related party credits	-	-	(267)	-
Acquisition in investments	(15,220)	-	-	-
Acquisition of property, plant and equipament	(5)	-	(25,441)	-
Acquisition of mining rights	-	-	(44,568)	-
Additions to deferred charges	-	-	(52,035)	-
Net cash provided by (used in) investment activities	(15,225)	-	(122,311)	-
Cash flows from financing activities				
Paid-up capital	6,917	-	6,917	-
Loans obtained	9,920	-	146,271	-
Debts with related parties	181	21	-	-
Net cash provided by (used in) financing activities	17,018	21	153,188	-
Increase (decrease) in cash and cash equivalents				
At the beginning of the year	10,660	3	19,903	-
At the and of the year	39	1	38,597	-
Increase (decrease) increase in cash and cash equivalents	(10,621)	(2)	18,694	-

(In thousands of reais, unless stated otherwise)

6 Inventories

	Consolidated	
	6/30/2006	**3/31/2006**
Finished goods	12,566	-
Provision for adjustment to market value	(6,643)	-
	5,923	-

The iron ore inventories of Corumbá Mine, at the initial stage of mining, amounted to 112 thousand tons of lump on June 30, 2006. This inventory was incorporated by the Company due to the corporate restructuring that took place on April 12, 2006, as described in Note 16a.

7 Investments and goodwill on the acquisition of a subsidiary

a. Breakdown of balances

	Parent Company		Consolidated	
	6/30/2006	**3/31/2006**	**6/30/2006**	**3/31/2006**
Investments in subsidiaries	19,040	12,445	-	-
Goodwill on subsidiary acquisition	-	-	177,513	177,513
	19,040	12,445	177,513	177,513

The goodwill balance determined on the acquisition of the subsidiary MPC by MMX Minas-Rio is based on expectation of future profitability in the mining reserve exploration related to the mining rights of the iron quadrilateral area, located in the State of Minas Gerais, as described in Note 8. Future profitability is based on feasibility studies and the business plans of projects and technical reports on the production capacity of the reserves.

Goodwill amortization will be recorded in up to 10 years, as of commercial start-up, according to the future profitability projections.

(In thousands of reais, unless stated otherwise)

b. Movement of balances

	Parent Company - 6/30/06							
	MMX Amapá	IRX	MMX Logística do Amapá	MMX Minas-Rio	MPC	MMX Corumbá	MMX Metálicos	Total
Participation in capital (%)	70.00%	56.00%	69.99%	70.00%	69.99%	70.00%	99.99%	-
Shareholders' equity	4	56	-	8,478	30	15,206	10	-
Capital	6,628	10	-	8,478	30	15,200	10	-
Capital stack to be paid-up	-	-	15,000	-	-	-	-	-
Advance for future capital increase	-	46	(15,000)	-	-	-	-	-
Loss in the quarter	(465)	-	-	-	-	6	-	-
Balances at March 31, 2006	3,967	-	-	8,478	-	-	-	12,445
Acquisition of nvestments	1,777	-	-	423	-	10,645	10	12,855
Advances for future capital increase	(2,968)	-	-	(2,967)	-	-	-	(5,935)
Equity on loss of subsidiaries	(325)	-	-	-	-	-	-	(325)
Balance at June 30, 2006	2,451	-	-	5,934	-	10,645	10	19,040

04.01-NOTES TO THE QUARTERLY REPORT

(In thousands of reais, unless stated otherwise)

	Parent Company - 3/31/2006					
	MMX Amapá	IRX	MMX Logística do Amapá	MMX Minas-Rio	MPC	Total
Participation in capital (%)	99,99%	80,00%	100,00%	99,99%	99,99%	-
Shareholders' equity	3.967	44	-	8.478	30	-
Capital	6.628	10	-	10	30	-
Capital stock to be paid-up	-	-	15.000	-	-	-
Advance for future capital increase	-	34	(15.000)	-	-	-
Loss for the year	(525)	-	-	-	-	-
Balances at December 31, 2005	842	-	-	2.977	-	3.819
Acquisition of investments	3.650	-	-	5.501	-	9.151
Equity on loss of subsidiaries	(525)	-	-	-	-	(525)
Balances at March 31, 2006	3.967	-	-	8.478	-	12.445

(In thousands of reais, unless stated otherwise)

8 Mineral rights and concession

The Company had the following mineral rights:

Company		State	Right	6/30/2006	3/31/2006
Acquisitions:					
IRX	(a)	Bahia	Mining - Iron ore	168	178
MMX Minas-Rio	(b)	Minas Gerais	Mining - Iron ore	9,305	9,305
MMX Minas-Rio	(c)	Minas Gerais	Mining - Iron ore	40,000	40,000
MPC	(d)	Minas Gerais	Mining - Iron ore	25	25
MMX Minas-Rio	(e)	Minas Gerais	Mining - Iron ore	30	-
MMX Corumbá	(f)	Mato Grosso	Mining - Iron ore	28,604	-
MMX Logística do Amapá	(g)	Amapá	Railway Concession/Granting	814	814
				78,946	50,322
Purchase options:					
MMX Minas-Rio	(h)	Minas Gerais	Mining - Iron ore	1,490	1,490
MMX Minas-Rio	(i)	Minas Gerais	Mining - Iron ore	1,086	1,086
MMX Minas-Rio	(j)	Minas Gerais	Mining - Iron ore	12,537	-
				15,113	2,576
				94,059	52,898

(a) Mining rights acquired on June 9, 2004 in the State of Bahia, object of the pending litigation described in Note 13.

(b) Located in the Quadrilátero Ferrífero region, in the State of Minas Gerais, and acquired on September 14, 2005, at a total cost of US$4,000 thousand. On June 30, 2006, the Company had assumed an obligation to pay the equivalent to US$3,400 thousand, as described in Note 15.

(c) Located in the Serra do Espinhaço region, in the State of Minas Gerais, and acquired on October 19, 2005, at a total cost of R$40,000, out of which R$4,500 was paid on the signature of the contract and the remaining amount will be paid in installments, as described in Note 15.

(In thousands of reais, unless stated otherwise)

(d) Located in the Quadrilátero Ferrífero region, in the State of Minas Gerais, and acquired on August 17, 2005, through the acquisition of quotas in MPC, the owner of the assets in question. The total value of the transaction was US$75,000 thousand, the first installment of US$20,000 thousand was paid in 2005 by the subsidiary MMX Minas-Rio. On June 30, 2006, the Company had assumed an obligation to pay the equivalent to US$55,000 thousand, as described in Note 15. On January 10, 2006, the parent company requested new mining rights from DNPM in the same region, at a cost of R$1.

The value of the mining right recorded in the indirect subsidiary MPC is R$25, resulting in the subsidiary MMX Minas-Rio recording a transaction goodwill, as described in Note 7.

(e) Agreement signed on April 13, 2006 for mining research services and experimental mining necessary for a better knowledge of the area in the amount of R$30.

(f) Mining rights of the Laiz and Ema mines, designated mine 63, in the municipality of Corumbá, State of Mato Grosso do Sul, acquired at the price of R$28,604 from the company Sociedade Brasileira de Imóveis Ltda.

(g) Value of granting of concession of the Amapá-EFA Railway, as described in Note 1c.

(h) On March 13, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which it shall pay the equivalent to US$700 thousand (approximately R$1,500) as purchase option. The total value of mining rights is of R$35,000 to be paid in twenty equal, consecutive and monthly installments in the amount of R$1,750, adjusted by the savings index, being first due upon the exercise of the purchase option.

(i) On March 3, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which it shall pay US$500 thousand as purchase option, of which US$300 thousand has already been paid and the remaining balance will be paid in four monthly installments of US$50 thousand as of July 6, 2006. Determination of the total value is subject to the mining reserve dimension as to the content of ore, which will be determined through a research program to be carried out.

(j) On April 28, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Quadrilátero Ferrífero region, for which it paid US$6,000 thousand as purchase option. The purchase option is valid for 10 months and may be extended for more 8 months through an additional payment of US$19,000 thousand.

As mentioned in Note 20d., after June 30, 2006, the Company, through its subsidiaries, acquired new areas for the exploration of mining rights.

(In thousands of reais, unless stated otherwise)

9 Property, plant and equipment

	Consolidated	
	6/30/2006	3/31/2006
MMX	5	-
MMX Amapá	1,708	1,420
MMX Minas-Rio	147	-
MMX Corumbá	10,282	-
MMX Metálicos	12,523	-
MPC	7,054	6,426
MMX Logística do Amapá	859	17
	32,578	7,863

Being its breakdown as follows:

	Depreciation rate % p.a.	Consolidated 6/30/2006			3/31/2006		
		Cost	Depreciation	Net	Cost	Depreciation	Net
Furniture and fixture	10	588	(43)	545	272	(24)	248
Machinery and equipment	10	9,811	(214)	9,597	1,030	(51)	979
Aircraft	10	12,145	-	12,145	-	-	-
IT equipment	20	1,253	(97)	1,156	458	(8)	450
Vehicles	20	777	(87)	690	366	(22)	344
Software	20	252	(21)	231	52	(10)	42
		24,826	(462)	24,364	2,178	(115)	2,063
Land		7,947	-	7,947	5,800	-	5,800
Construction in progress		267	-	267	-	-	-
		8,214	-	8,214	5,800	-	5,800
		33,040	(462)	32,578	7,978	(115)	7,863

Aircraft lease-back operation

On May 16, 2006, the subsidiary MMX Metálicos signed an aircraft sale-lease-back agreement in the amount of US$5,400 thousand, for a term of 120 months, with residual value of US$1,350 thousand. The lease has a six-month grace period and amortization will be quarterly, with the first installment to be paid in October 2006.

(In thousands of reais, unless stated otherwise)

This aircraft was acquired by the subsidiary MMX Metálicos in February 2006, at the price of US$6,000 thousand, being incorporated by the Company due to the corporate restructuring that took place on April 12, 2006, as described in Note 16a.

10 Deferred charges

	Consolidated	
	6/30/2006	**3/31/2006**
MMX Amapá	19,470	16,303
MMX Minas-Rio	477	(5,495)
MPC	9,870	3,018
MMX Corumbá	22,884	-
MMX Metálicos	13,672	-
MMX Logística do Amapá	2,817	285
IRX	46	34
	69,236	14,145

Its breakdown is as follows:

	Amortization rate % p.a.	**Consolidated - Cost**	
		6/30/2006	**3/31/2006**
Pre-operating expenses	10	91,351	22,223
Pre-operating financial income	10	(22,115)	(8,078)
		69,236	14,145

Deferred charges are valued at their formation cost and represent pre-operating expenses incurred and income earned in the phase of research and deployment of the integrated mining and logistics projects.

Deferred charges will be amortized in a ten-year term, as from the date of commercial start-up, when economic benefit expectations will start to be generated.

(In thousands of reais, unless stated otherwise)

11 Related party

	Parent Company				Consolidated			
	Accounts receivable		Accounts payable		Accounts receivable		Accounts payable	
Related parties	**6/30/2006**	**3/31/2006**	**6/30/2006**	**3/31/2006**	**6/30/2006**	**3/31/2006**	**6/30/2006**	**3/31/2006**
MMX	-	-	-	-	-	16	-	-
MMX Amapá	2,955	3,165	-	-	-	-	-	-
MMX Minas-Rio	4,035	6,495	-	-	-	-	-	-
MMX Metálicos	720	-	-	-	-	49	-	-
MMX Corumbá	-	-	200	-	-	-	-	-
Eike Fuhrken Batista	-	-	338	338	-	1	338	338
	7,710	9,660	538	338	-	66	338	338

The main balances of assets and liabilities as at June 30 and March 31, 2006 relate to operations with related parties, resulting from transactions with the Company and its direct and indirect subsidiaries.

As mentioned in Note 12, the controlling shareholder is the guarantor of the financing and loans obtained by the Company's subsidiaries.

(In thousands of reais, unless stated otherwise)

12 Financing and loans

Bank	Guarantees	Debt cost	Term	6/30/2006	3/31/2006
Banco ABN AMRO Real S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV (*) + 6.70% p.a.	03/16/2007	9,921	9,792
Total parent company - current				9,921	9,792
MMX Minas-Rio					
Unibanco S.A.	Intervening Party: Eike Fuhrken Batista	EV (*) + 6.65% p.a.	08/04/2006	26,096	26,638
Unibanco S.A.	Intervening Party: Eike Fuhrken Batista	EV (*) + 7.50% p.a.	09/27/2006	17,845	17,635
Unibanco S.A.	Intervening Party: Eike Fuhrken Batista	EV (*) + 7.40% p.a.	08/01/2006	14,236	-
Unibanco S.A.	Intervening Party: Eike Fuhrken Batista	EV (*) + 6.60% p.a.	06/28/2007	10,855	-
Banco Itaú BBA S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 6.90% p.a.	09/11/2006	9,057	8,939
MMX Amapá					
Banco Itaú BBA S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 6.10% p.a.	11/06/2006	10,970	11,460
Banco ABC Brasil S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 8.50% p.a.	09/27/2006	11,052	10,862
MPC					
Banco Itaú BBA S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 8.30% p.a.	03/29/2007	2,210	2,174
Banco Itaú BBA S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 6.90% p.a.	09/11/2006	5,661	5,587
Unibanco S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 6.60% p.a.	06/28/2007	10,855	-
MMX Metálicos					
Banco ABN AMRO S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 7.86% p.a.	12/06/2006	21,765	-
Aircraft Leasing	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + Libor + 2.85% p.a.	07/01/2016	11,732	-
MMX Corumbá					
Banco Unibanco S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + Libor + 4.10% p.a.	08/31/2008	26,646	-
Banco ABC Brasil S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + Libor + 3.50% p.a.	10/19/2007	11,009	-
Banco BBM S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 8.80% p.a.	11/20/2006	7,576	-
Banco Itaú BBA S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 7.50% p.a.	06/11/2007	10,853	-
Banco Itaú BBA S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	EV + 7.60% p.a.	06/22/2007	8,752	
BNDES - Banco Nacional	Guarantor/Co-obligor: Eike Fuhrken Batista	12.60% p.a.	03/15/2010	867	-
Total consolidated				227,958	93,087
Current				198,452	93,087
Noncurrent				29,506	-

(In thousands of reais, unless stated otherwise)

The Company, through its subsidiary MMX Amapá, has a credit line in the amount of US$200,000 thousand, for a seven-year term, and two-year grace period, provided by Banco ABC Brasil S.A. and Arab Banking Corporation BSC, guaranteed by an export contract for the iron ore production of the Company. The credit line is subject to a series of suspensive conditions, among them, approval of the operation and rendering of guarantees by the financial institutions' credit committees.

The Company, by means of its subsidiary MMX Minas-Rio, has a credit line with Unibanco in the amount of US$550,000 thousand for a one hundred and forty four-month term and a six-month grace period. Besides this own line, Unibanco will also act as an advisor for the contracting of US$968,000 thousand in additional lines, amounting, together with the direct line of Unibanco, to a total US$1,518,000 thousand. These credit lines are subject to a series of guarantees and covenants, including pledge of mining rights, pledge of assets and other guarantees. Unibanco released a line of US$50,000 thousand in the bridge loan category for the initial investments of the project and obtainment of licenses. The Company has already used US$10,000 thousand as of June 13, 2006, and the collateral provided consisted of the pledge of the mining rights of process 830286 of DNPM, owned by the subsidiary MMX Minas-Rio.

13 Provision for contingencies

On June 30 and March 31, 2006, the Company and its direct and indirect subsidiaries are parties in judicial claims and administrative proceedings arising in the ordinary course of business, involving civil matters.

The indirect subsidiary IRX Mineração Ltda. ("IRX") is a party in the following lawsuits, involving the mining rights detailed in note 8 above:

- Action for damages seeking to annul the mining rights sales contract, entered into between João Carlos de Castro Cavalcanti and IRX, which is awaiting judgment in the lower court;

- Writ of prevention related to the breach of exclusive rights arising from the sale of the above-mentioned mining rights by João Carlos de Castro Cavalcanti ("João Cavalcanti") to Metal Data Ltda. Despite the acquisition of rights by IRX being prior to the contract entered into between Metal Data and João Cavalcanti, Metal Data was granted an injunction suspending the registration of the assignment of rights by the National Department of Mining Research - DNPM. IRX spontaneously filed suit as an aggrieved party, to appeal against the injunction. This appeal is currently awaiting judgment in the high court. The writ of prevention was considered to have grounds and IRX will present its appeal at an opportune moment; and

- A summons filed by subsidiaries MMX Amapá and IRX against João Cavalcanti seeking the latter's exclusion as a partner of IIRX for having negotiated mining rights that had previously been included as part of Company's assets.

(In thousands of reais, unless stated otherwise)

The Company's management, based on the opinion of its attorneys, considers the probability of losing the above-mentioned lawsuits to be remote and, consequently, no provision for contingencies has been recorded in relation to these pending lawsuits.

14 Deferred income and social contribution tax

On June 30 and March 31, 2006, the Company's subsidiaries were in a pre-operating phase and, therefore, deferred income tax and social contribution tax assets have been calculated and recorded through a full valuation allowance of such assets, since there was no history of taxable income.

Deferred income and social contribution taxes have been originated as follows:

	Parent Company	
	6/30/2006	3/31/2006
Noncurrent assets:		
Tax loss carry-forwards	1,164	318
Negative basis of social contribution tax	420	115
	1,584	433
Valuation allowance	(1,584)	(433)
	-	-

15 Investment acquisition obligations

The Company and their subsidiaries held consolidated commitments related to the acquisition of quotas of the subsidiary MPC, and for the direct acquisition of the mining rights as detailed below:

			Consolidated			
			6/30/2006		3/31/2006	
Company		Creditor	Short-term	Long-term	Short-term	Long-term
MMX Minas-Rio	(a)	Mining Rights Assignor	6,623	-	6,648	-
MMX Minas-Rio	(b)	Mining Rights Assignor	18,166	10,614	12,714	20,266
MMX Minas-Rio	(c)	Quota Assignor	60,828	60,828	60,679	60,679
MMX Minas-Rio		Other	2,167	608	3,082	607
			87,784	72,050	83,123	81,552

(In thousands of reais, unless stated otherwise)

(a) Remaining balance of US$3,400 thousand due to Mr. Sebastião Cotta Lima, that shall be paid after the reserve evaluation work estimated for September 2006.

(b) Remaining balance due to Mr José Marcílio Nunes Filho, that shall be paid in three equal installments adjusted by the IGP-M index, being R$8,398 on October 14, 2006, R$9,726 and R$10,400 on April 12 and on October 9, 2007, respectively.

(c) Remaining balance of US$55,000 thousand related to the quota purchase from subsidiary MPC, is due to Mr. Maurílio de Oliveira Resende and others. This amount shall be paid in two installments of US$27,500 thousand due on December 23, 2006, and on June 23, 2008, plus interest of 2.5% p.a. The Company constituted a pledge on mining rights, held by the subsidiary MPC on behalf of sellers as a payment guaranty.

16 Shareholders' equity (Parent company)

a. Capital

The capital stock at June 30 and March 31, 2006 was divided into 187,552,806 and 92,044 ordinary shares, all of them registered shares, with no par value, respectively.

On December 19, 2005, the Company, following a resolution by a meeting of the Board of Directors on the same date, underwent a capital increase of R$16,643 by means of a private subscription of shares, partly paid in as national currency and partly as quotas representing the capital stock of MMX Amapá and MMX Minas-Rio.

These quotas were converted at their book value, in accordance with evaluation reports presented by ACAL Consultoria e CONSULTORIA E AUDITORIA S/C, a company hired for this exclusive purpose. As explained in the Board's justification for the capital increase, the book value of the quotas was substantially below their fair market value.

For the purpose of this capital increase, the issue price of the Company's shares was fixed at R$519.38 per share, taking into consideration the Company's expected future profitability, as in the justification presented by the Board of Directors of the Company to the shareholders on December 14, 2005.

On April 12, 2006, the Company's Board of Directors approved a new capital increase in the amount of R$15,210, through the issuance of 17,170 of common shares, at the issue price of R$885.8474 per share. The controlling shareholder of MMX paid up the capital increase through the contribution to the Company's capital of substantially all the quotas representing the capital stock of MMX Corumbá Participações Ltda. The unit value of the quotas of MMX Corumbá Participações Ltda. was the object of an appraisal report prepared by ACAL CONSULTORIA E AUDITORIA S.S., on the base date of March 31, 2006, and the criteria for valuation was the net worth/carrying value of the quotas, and the abovementioned report was approved unanimously by the Company's shareholders.

(In thousands of reais, unless stated otherwise)

On April 28, 2006, in an Extraordinary General Meeting, the shareholders of MMX resolved, unanimously, to carry out a partial spin-off of the Company, separating in favor of the companies Centennial Asset Participações Amapá S.A., Centennial Asset Participações Minas-Rio S.A. and Centennial Asset Participações Corumbá S.A. (the "Recipients"), respectively, 30% of the quotas representing the following subsidiaries of the Company: MMX Amapá, MMX Minas-Rio and MMX Corumbá, together with the corresponding portion of capital stock. The partial spin-off represented the cancellation of the total common shares of the Company then held by the foreign investor Centennial Asset Asset Mining Fund LLC, which received, in exchange, shares of the Recipient companies of the spun-off portion.

The portions of the sareholders' equity of MMX transferred to the Recipient due to the spin-off were valued by ACAL CONSULTORIA E AUDITORIA S.S., on the base date of April 18, 2006, and the valuation criteria were the book equity value of the asset and liability accounts, based on the elements reported in the pro forma balance sheet of the Company prepared as at April 18, 2006.

- The value of the spun-off portions on the spin-off date was R$8,293, and the following amounts were attributed to each one of the Recipients:
- A value of R$1,190 was attributed to Centennial Asset Participações Amapá S.A.;
- A value of R$2,543 was attributed to Centennial Asset Participações Minas-Rio S.A.; and
- The amount of R$4,560 was attributed to Centennial Asset Participações Corumbá S.A.

As a result of the spin-off, the capital stock of MMX decreased by R$8,293, with the consequent cancellation of 32,000 shares of common stock owned by the shareholder Centennial Asset Mining Fund LLC, which caused the capital of MMX to decreased to R$23,620, divided into 77,214 shares of common stock, with no par value. The decrease in capital does not imply dilution in the equity of the remaining shareholders.

In the same general meeting of April 28, 2006, a stock split of the common shares issued by the Company was approved, in proportion to 2,429 (two thousand, four hundred and twenty-nine) new common shares for each existing common share.

The shares issued by virtue of the stock split will have the same rights and benefits guaranteed to existing shares.

b. Dividends

The Company's shares have an equal participation in dividend distributions, interest on own capital and other shareholder benefits to shareholders. The corporate by-laws determine the distribution of a minimum compulsory dividend of 25% of the net income for the year, adjusted in accordance with article 202 of Law no. 6404/76.

(In thousands of reais, unless stated otherwise)

c. *Stock option plan*

In order to encourage the Company's top executives, on June 30, 2006 Eike Batista, the controlling shareholder, had granted call options for shares of MMX belonging to him, on behalf of all the Company officers and 14 of the main managers. This granting of options by the Company's controlling shareholder does not represent a dilution to the other shareholders. On behalf of the officers, the controlling shareholder granted options for them to acquire globally over 5.5% of his own shares. The options granted to these Officers can be exercised in the proportion of 20% for every anniversary year of the initial public offering of the Company. The beneficiaries of the option will be subject to the sale restrictions described in the Final Prospectus of the primary public offering of shares of the Company, filed at CVM on July 21, 2006. On June 30, 2006, the controlling shareholder of the Company had granted the 14 main managers of the Company options for them to acquire, globally, shares belonging to him that have a financial value, considering the price per share in the public offering, of R$7,161, and that can be exercised in the proportion of 20% at each one of the first 5 anniversaries of the public offering. The share call options granted by our controlling shareholder represent a mechanism of remuneration and retention, for the period of 5 years, of the Company officers and executives, without this implying any cost or dilution to the minority shareholders of the Company.

In addition to this remuneration mechanism, the Company, in an Extraordinary General Meeting held on April 28, 2006, approved a Company issued share call option program. According to the share call option program, the Board of Directors can grant share call options on behalf of officers, executives and associates of the Company that represent no more than 1% of the shares in circulation. However, at the same General Meeting of Shareholders, it was determined that the Board would not grant any share call options in the fiscal year of 2006, whereas the only share call options to be granted were on behalf of some of the full members of the Board of Directors and to one advisor of the Board of Directors. The Company granted call options of shares that have a financial value, considering the Price per Share of US$8,000, which may be exercised in the proportion of 20% at each of the first 5 anniversaries of the Offering, at a strike price equivalent to R$77.15 per Share (after the reverse split performed on July 6, 2006 as described in Note 19b.). In turn, Michael Vitton, a member of the Board of Directors, has, as do the Company Officers, a call option over shares belonging to our controlling shareholder, not dilutive to the minority shareholders, equivalent to up to 1% of the shares that he owns, not having any call option or subscription of shares granted by the Company. The option granted to this member of the Board of Directors may be exercised as of the date of conclusion of the Offering. The strike price of the share call option of a Board member will be obtained by means of the division between the capital invested by our controlling shareholder in the organization of the Company and its subsidiaries, divided by the number of shares that he or she owns.

(In thousands of reais, unless stated otherwise)

17 Commitments assumed

Goods and services

The Company and its subsidiaries had commitments assumed before goods and services suppliers of R$67,000, the main ones above R$450, are presented below:

	Consolidated		
		Contract Balance	
Object of the Contract	**Signing Date**	**6/30/2006**	**3/31/2006**
Drilling services in the State of Amapá	11/07/2005	1,271	904
Topographic survey services in the State of Amapá	11/07/2005	-	490
Services regarding elaboration of conceptual project and basic project for Açu Port construction	02/01/2006	1,826	1,924
Basic engineering, detailed engineering, supply management and set up management of the Itabirito processing plant in Amapá	01/16/2006	10,661	11,885
Contracts related to railway concession	02/10/2006	7,186	1,657
Technical advisory on mining pipeline set up study	03/21/2006	8,433	9,276
EIA/RIMA elaboration and license procurement regarding mining pipeline construction	01/05/2006	-	1,580
Land and sea geotechnical service in the deployment region of Açú Port	06/12/2006	1,694	-
Set up management of the Itabirito processing plant in Pedra Branca do Amapari.	06/30/2006	1,753	-
Technical and commercial consultancy for the identification and evaluation of iron ore outcrops.	04/10/2006	6,377	-
Legal and geological consultancy and advisory services with DNPM in iron ore mining projects in the state of Minas Gerais.	05/01/2006	3,145	-
Contracts related to civil construction, architecture, mechanical manufacture, transport and assembly of the processing plant of Mine 63.	04/20/2006	12,012	-
Others		2,791	3,084
Total		**57,149**	**30,800**

18 Financial instruments

The estimated realization values of financial assets and liabilities of the Company were determined through information available in the market and appropriate valuation methodologies. However, considerable judgment was required in the interpretation of the market data to estimate the most adequate realization value. Consequently, the estimates below do not necessarily indicate the values that could be realized in the current exchange market. The use of different market methodologies may have a material effect on the estimated realizable values.

(In thousands of reais, unless stated otherwise)

The management of these instruments is done through operating strategies, aimed at liquidity, profitability and security. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market. The Company and its subsidiaries do not invest in derivatives or any other risk assets on a speculative basis.

In compliance with CVM Instruction no. 235/95, the accounting balances and the market values of the financial instruments included in the balance sheet at June 30 and March 31, 2006 are shown below:

a. *Cash and banks and financial investments*

Current accounts held in banks have market values similar to the book values.

For short-term financial investments, the market value was calculated based on the market quotations of these securities.

b. *Related parties*

Loans receivable/payable are presented at book value, since there are no similar instruments, and they address operations with subsidiaries and affiliates.

c. *Investments (parent company)*

The market values for other investments are considered similar to the book values, since they have no market quotation.

d. *Loans and financing*

The estimated market values of the long-term loans and financings, obtained through the present value at the interest rates available on June 30, 2006, are close to the book value.

e. *Investment acquisition obligations*

The estimated market values for the long-term investment acquisition obligations, obtained by the present value of the interest rates available at June 30, 2006, the market value of which differs from the book value, are represented as follows:

	Consolidated	
	6/30/2006	
Short and long-term investment acquisition obligation	**Book value**	**Market value**
MMX Minas-Rio (as per Note 15b.)	28,780	26,580
MMX Minas-Rio (as per Note15c.)	121,656	111,465

(In thousands of reais, unless stated otherwise)

f. Derivatives

The Company has a policy of eliminating market risks and avoids assuming positions exposed to market value fluctuations, operating only with instruments which permit controlling these risks. Derivative contracts are forward currency transactions and are all registered at CETIP - Clearinghouse for the Custody and Financial Settlement of Securities. The Company does not expect to have significant losses from these operations, besides those already disclosed in the financial statements.

Limitations

The market values were estimated at the balance sheet date, based on "relevant market information". Changes in the assumptions may significantly affect the estimates presented.

Exchange rate risk

The results of the Company and its subsidiaries are susceptible to significant variations, due to the effects of the volatility of the foreign exchange rate on its operations.

As a strategy to prevent and reduce the effects of a fluctuation in exchange rate, management has adopted the policy of maintaining a natural hedge with the maintenance of tied assets also susceptible to exchange variation.

The Company is exposed to market risk derived from its operations. Such risks involve mainly exchange rate risk.

The Company's revenues will be generated in US dollars and most of its capital investment needs (CAPEX) are in reais. As a strategy to prevent and reduce the effects of the fluctuation of the exchange rate, management has adopted the policy of maintaining related assets also susceptible to exchange variation.

The Company did not renew its *hedge* position for the period ended June 30 and March 31, 2006, as Management expects the exchange rate to slide. This position is shown below:

		Consolidated	
		6/30/2006	**3/31/2006**
A.	Financing/loans and obligations related to U.S. dollar investment acquisitions	162,753	97,300
B.	Swap *operations*	-	-
C.	Deficit (A-B)	162,753	97,300

In the settlement of transactions, in the year 2006 the Company earned financial income of R$9,183 in the second quarter and R$1,475 in the first quarter, entered in deferred charges by its subsidiaries in the pre-operational phase.

(In thousands of reais, unless stated otherwise)

Interest rate risk

The results of the Company and its subsidiaries are susceptible to significant variations arising from financing and loan operations contracted at floating interest rates.

The Company and its subsidiaries use derivative financial instruments to protect or reduce volatility in the financial costs of financing operations and investments. The objective of derivative financial instrument operations, such as *swaps*, and forward exchange contracts, such as *hedge*, is to reduce the risks in operations, financings and investments. In accordance with its financial policies, the Company does not perform operations involving financial instruments on a speculative basis.

19 Insurance coverage

The Company adopts the policy of contracting insurance coverage for assets subject to risk for amounts that Management considers to be sufficient to cover eventual claims, considering the nature of its activity. The risk assumptions, due to their nature, are out of the scope of the special review of quarterly information, and therefore were not reviewed by our independent auditors. The insurance coverage comprised:

	6/30/2006	3/31/2006
Operational risks:		
Material damages	55,903	5,600
Civil liability	114,115	4,000
Personal accidents (*)	2,592	2,160

(*) As at June 30, 2006, they encompass R$2,160 for accidental deaths or disability and R$432 for medical and hospital costs.

Moreover, as at June 30, and March 31, 2006, the Company had automobile insurance with coverage of up to 110% of the FIPE table related to hull value and R$1,100 for civil liability.

(In thousands of reais, unless stated otherwise)

20 Subsequent events

a. *Public offering of shares*

The Company filed the final prospectus of the initial primary public offering of common shares (the "Offering") at CVM on July 21, 2006. With a basis on the bookbuilding procedure carried out, the unit price per share was fixed at R$815.00. The final prospectus refers to the issue of 1,262,590 new common shares of the Company. These shares were traded in the *Novo Mercado* segment of the São Paulo Stock Exchange - BOVESPA as of July 24, 2006. The financial settlement of the aforementioned public offering was executed on July 26, 2006, whereas the Company contributed a capital increase in the R$1,029,011. If the supplementary batch option is exercised by the banks coordinating the offering, 189,388 new common shares of the Company could be issued. This would increase the total amount of the offering and corresponding capital increase to up to R$1,183,362 (this option can be exercised until August 21, 2006).

b. *Reverse split of shares*

By means of the Extraordinary General Meeting held on July 6, 2006 (duly registered and filed at the Board of Trade of Rio de Janeiro State on July 13, 2006), the Company performed a reverse split of all the shares it had issued in the proportion of 77.1504755 (seventy-seven point one five zero four seven five five) to every single share. As of the conclusion of the aforesaid reverse split operation, the capital stock of the Company was represented by 2,431,000 (two million four hundred thirty-one thousand) registered common shares with no par value. Nevertheless, the value (monetary expression) of the Company's capital stock did not undergo any modification on that date, remaining unaltered. The controlling shareholder of the Company gratuitously granted to the shareholders, who held fractional positions after the conclusion of the reverse split, the quantity of shares issued by the Company that was necessary for them to complete their respective positions.

c. *Environmental licenses*

On July 18, 2006, the subsidiary MMX Metálicos obtained a prior license, granted by the State Council of Environmental Control - CECA, to develop studies for the production of pig iron, in the region of Corumbá, in the State of Mato Grosso do Sul. The aforementioned prior license is valid for three years.

On August 3, 2006, the State Council of Environmental Control - CECA, issued a new prior license, this time authorizing the execution of the construction site and some initial constructive activities. The aforementioned prior license is valid for three years.

(In thousands of reais, unless stated otherwise)

d. Acquisition of new areas

On July 14, 2006, the subsidiary MMX Amapá and MPBA entered into an Agreement for the Assignment of Mining Rights and Other Arrangements, whereby certain mining rights contained in Proceedings DNPM nos. 852730/93, 858010/99 and 858114/04, previously subject matter of an agreement of shared exploration between the two companies, were assigned and transferred to MMX Amapá. For the assignment of the mining rights, MMX Amapá will pay MPBA a share equivalent to 1% of the gross revenue obtained by MMX Amapá with the sale or other form of disposal of iron ore or other non-precious minerals originating from the mining of the outcrops present in the region of the aforementioned mining rights.

On July 11, 2006, the subsidiary MMX Corumbá acquired the mining rights for the exploration of iron ore in Mato Grosso do Sul, through the acquisition of shares of the company Mineral Service Ltda., for the total price of US$14,000 thousand, of which US$1,000 thousand was paid on July 11, 2006, and the outstanding balance is to be paid in three installments: US$3,000 thousand upon verification of mining rights transfer regarding the agreement for the Mineral Service; US$ 4,000 thousand on December 20, 2006, and July 10, 2007, and US$6,000 thousand in July 10, 2007, where all payments are subject to the actual transfer of mining rights to Mineral Service.

(In thousands of reais, unless stated otherwise)

* * *

Members of the Board of Directors

Eike Fuhrken Batista - President

Eliezer Batista da Silva - Honorary President
Gilberto Sayao - Director
Hans Mende - Director
José Luiz Alqueres - Director
Michael Vitton - Director
Peter Nathanial - Director
Rafael de Almeida Magalhães - Director
Samir Zraick - Director

Members of the Executive Board

Eike Fuhrken Batista - CEO
Luis Rodolfo Landim Machado - General Director and Investor Relations Director

Officers:
Adriano José Negreiros Vaz Netto
Dalton Nosé
Joaquim Martino Ferreira
Paulo Carvalho de Gouvêa
Ricardo Antunes Carneiro Neto
Rudolph Ihns

Antonio Jorge Gonçalves Caldas
Accountant CRC-RJ-61504/O

05.01-COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

MMX Mineração e Metálicos

MMX is investing, through its subsidiaries, in mineral research activity development projects, which are represented by prospecting commitments and acquisition of mining rights which, based on technical and financial studies of the group and of independent companies, could produce future results.

MMX continued to deploy its projects as planned during the second quarter of 2006.

In the second quarter of 2006, the financial statements presented are related to equity loss of subsidiary and associated companies represented by the operation of the Amapá Railway (EFA), as well as the pre-operational phase of the other Company subsidiaries, and expenses resulting from Company maintenance.

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) – CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
1	TOTAL ASSETS	425,815	273,856
1.01	CURRENT ASSETS	52,430	21,371
1.01.01	CASH AND CASH EQUIVALENTS	38,597	19,668
1.01.01.01	BANK	20,070	13,266
1.01.01.02	INTEREST EARNING BANK DEPOSITS	18,527	6,402
1.01.02	CREDITS	6,437	1,418
1.01.02.01	ADVANCES	3,470	267
1.01.02.02	TAXES RECOVERABLE	2,823	701
1.01.02.03	ACCOUNTS RECEIVABLE	144	450
1.01.03	INVENTORIES	5,923	0
1.01.04	OTHER	1,473	285
1.02	NONCURRENT ASSETS	0	66
1.02.01	OTHER ASSETS	0	0
1.02.02	RECEIVABLES FROM RELATED PARTIES	0	66
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	0	65
1.02.02.03	FROM OTHER RELATED PARTIES	0	1
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	373,385	252,419
1.03.01	INVESTMENTS	271,571	230,411
1.03.01.01	ASSOCIATED COMPANIES	0	0
1.03.01.02	SUBSIDIARIES	177,513	177,513
1.03.01.02.01	GOODWILL ON THE ACQUISITION OF THE SUBSIDIARIES	177,513	177,513
1.03.01.03	OTHER INVESTMENTS	94,058	52,898
1.03.01.03.01	MINING RIGHTS	94,058	52,898
1.03.02	PROPERTY, PLANT AND EQUIPMENT	32,578	7,863
1.03.02.01	FURNITURE AND FIXTURES	545	248
1.03.02.02	MACHINERY AND EQUIPMENT	9,597	979
1.03.02.03	LAND	7,947	5,800
1.03.02.04	IT EQUIPMENT	1,156	450
1.03.02.05	VEHICLES	690	344
1.03.02.06	PROGRAMS	231	42
1.03.02.07	AIRCRAFT	12,145	0
1.03.02.08	CONSTRUCTION IN PROGRESS	267	0
1.03.03	DEFERRED CHARGES	69,236	14,145
1.03.03.01	PRE-OPERATING EXPENSES	91,351	22,223
1.03.03.02	PRE-OPERATING FINANCIAL INCOME	(22,115)	(8,078)

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) – CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
2	TOTAL LIABILITIES	425,815	273,856
2.01	CURRENT LIABILITIES	300,200	179,613
2.01.01	LOANS AND FINANCING	198,452	93,087
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	7,897	1,791
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	3,622	1,060
2.01.05	DIVIDENDS PAYABLE	0	0
2.01.06	PROVISIONS	0	0
2.01.07	RELATED PARTY DEBTS	338	338
2.01.08	OTHER	89,891	83,337
2.01.08.01	INVESTMENT ACQUISITION OBLIGATIONS	87,784	83,123
2.01.08.02	OTHER	2,107	214
2.02	NONCURRENT LIABILITIES	101,556	81,552
2.02.01	LOANS AND FINANCING	29,506	0
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	72,050	81,552
2.02.05.01	INVESTMENT ACQUISITION OBLIGATIONS	72,050	81,552
2.03	DEFERRED INCOME	0	0
2.04	MINORITY INTEREST	8,158	2
2.05	SHAREHOLDERS' EQUITY	15,901	12,689
2.05.01	CAPITAL	23,620	16,703
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	0	0
2.05.04.01	LEGAL	0	0
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/LOSSES	(7,719)	(4,014)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

07.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS - R$) – CONSOLIDATED

1 - CODE	2 – DESCRIPTION	3 - 04/01/2006 TO 06/30/2006	4 - 01/01/2006 TO 06/30/2006	5 - 04/01/2005 TO 06/30/2005	6 - 01/01/2005 TO 06/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	376	901	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	12	(96)	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	388	805	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	(853)	(1,795)	0	0
3.05	GROSS PROFIT	(465)	(990)	0	0
3.06	OPERATING EXPENSES/INCOME	(3,384)	(4,194)	0	0
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(3,256)	(4,242)	0	0
3.06.03	FINANCIAL	(128)	48	0	0
3.06.03.01	FINANCIAL INCOME	5	235	0	0
3.06.03.02	FINANCIAL EXPENSES	(133)	(187)	0	0
3.06.04	OTHER OPERATING INCOME	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY GAIN (LOSS)	0	0	0	0
3.07	OPERATING INCOME (LOSS)	(3,849)	(5,184)	0	0
3.08	NON-OPERATING INCOME (EXPENSES)	6	6	0	0
3.08.01	INCOME	6	6	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME (LOSS) BEFORE TAXES/INTERESTS	(3,843)	(5,178)	0	0
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTEREST/STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	INTERESTS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHODERS EQUITY	0	0	0	0
3.14	MINORITY INTEREST	138	138	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(3,705)	(5,040)	0	0

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) — CORPORATION LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS — Base Date - June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S/A**	**02.762.115/0001-49**

07.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - 04/01/2006 TO 06/30/2006	4 - 01/01/2006 TO 06/30/2006	5 - 04/01/2005 TO 06/30/2005	6 - 01/01/2005 TO 06/30/2005
	NUMBER OF SHARES, OUTSTANDING, EXCLUDING TREASURY *STOCK* (THOUSAND)	187,553	187,553	20	20
	EARNINGS PER SHARE (REAIS)			0.00000	0.00000
	LOSS PER SHARE (REAIS)	(0.01975)	(0.02687)		

MMX Mineração e Metálicos

MMX is investing through its subsidiaries in integrated mining, mineral processing, production and logistics operations for iron ore and intermediate products for the steel industry, with a goal of establishing a leading position in the long-term in these areas in Brazil and internationally.

The development of MMX's activities is based on six core principles:

- High quality mineral resources;
- Experienced management;
- Low production cost and competitive investments;
- Planned integrated and independent logistics;
- Vertical integration to produce diversified and high value-added products; and
- Environmental and social responsibility.

The operations are planned and organized into integrated and independent systems. We refer to these systems as **MMX Corumbá System, MMX Amapá System and MMX Minas-Rio System**. The **MMX Metálicos System** is expected to develop the pig iron and semi-finish steel products in the Corumbá and Amapá Systems, and the palletizing plant in the Minas-Rio System.

On June 30, 2006, the Systems are in early stages of assessment or development. Project Reports were prepared by independent consultants, through feasibility studies, based on forecast information.

Public Offering of Common Shares - MMX in the *Novo Mercado*

MMX filed an application for the registration of a public offering of common shares to the Brazilian Securities Exchange Commission - CVM on May 3, 2006.

The Offering, registered on July 20, was performed successfully. The base offer, consisting of the 1.3 million shares attained a record amount of R$1.029 million, focused on qualified institutional buyers in Brazil and abroad. The price per share, determined by the bookbuilding process, was R$815.00.

On July 24, 2006, MMX's shares began trading on the *Novo Mercado* segment of São Paulo Stock Exchange (Bovespa), under the ticker **MMXM3**. The Company's shares comprise the portfolio of the Differentiated Corporate Governance Index (IGC). The quotation of the shares is unitary and traded in lots of one hundred shares.

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

08.01 – COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER

Until the conclusion of the Offering, currently in a Over-allotment option period, the company is in a Quiet Period, in compliance with a specific CVM instruction. The *Final* Offering Announcement will be published on August 29, 2006.

Detailed information on the MMX Systems, on the investments involved for the development of the projects and the Project Reports is available in a Portuguese-language prospectus filed with CVM, which can be found at our website www.mmx.com.br/ri

Achievements

We present below the main events and accomplishments recorded during the first semester of 2006:

- On March 3 and 13, **MMX Minas-Rio** acquired options to purchase iron ore mining rights in Minas Gerais;
- On March 9 a concession agreement was executed for a period of 20 years. This concession was of the Amapá Railway - EFA, which provides the starting point for the transportation of iron ore from our mine to the port terminal, covering a distance of 192km. Since then the railway has been operated by a subsidiary in the **MMX Amapá System**;
- On April 28 **MMX Corumbá** agreed to purchase Fazenda Novos Dourados, in Pantanal Sul region which, upon completion of the acquisition, will be named the Eng. Eliezer Batista Natural HeritageReserve;
- On the same date **MMX Minas-Rio** also acquired mining rights indicating an extensive iron ore deposit, at Serra do Espinhaço, a region close to areas already being researched by the Company;
- On May 2 a concession of use of land was granted in favor of **MMX Metálicos** for the construction and installation of the Pig Iron and Semi-Finished Steel beneficiation plants, close to Santana Port Terminal, in Amapa,;
- On June 2 **MMX Amapá** agreed to purchase land where the Santana Port Terminal is to be developed;
- On June 8 we signed an agreement with Gulf Industrial Investment Co. for the supply of iron ore from the **MMX Amapá System**, which could attain 100% of the future production;
- Memorandums of understanding were executed in June with two large Japanese trading companies for the supply of iron ore from the **MMX Minas-Rio System**, in pursuit of the execution of long-term agreements with customers; and

- In June, the states of Rio de Janeiro and Minas Gerais entered into an agreement with MPC - Mineração, Pesquisa e Comércio, a subsidiary of MMX, for the construction of the ore pipeline. The pipeline is to be develop and constructed by MPC, and will link the mines with the future port facilities of the **MMX Minas-Rio System**, Porto do Açu.

Financing

We obtained important credit facilities for our projects:

- A Commitment of US$200 million with Banco ABC Brasil S/A and Arab Banking Corporation BSC in March 2006 for the **MMX Amapá System**;
- For the financing of the **MMX Minas-Rio System** project, a proposal was signed in June 2006 with Unibanco for US$1.5 billion secured facility, of which US$550 million credit line and the other US$1 billion of syndicated credit line. The proposal contemplates a short-term line (bridge loan) of US$50 million, released by Unibanco to fund the initial investments;
- In June 2006 we signed a non-binding Commitment with Credit Suisse to finance the operations of the **MMX Corumbá System** mine, attaining US$150 million; and
- In June 2006 we received a proposal from Banco Itaú BBA for a syndicated credit line of US$835 million for the steel product projects of **MMX Amapá** and for the pelletizing plant of **MMX Minas-Rio**. Of this total, US$500 million will be from the bank's own credit line.

In the table below we summarize the estimated total amount of capital expenditure and of financing obtained/agreed on for the MMX Systems (not reviewed by the independent auditors):

MMX Systems	**CAPEX** US$ million (*)	**Financing**
	3.602	**2.730**
Mine and logistics	**2.377**	**1.745**
Metallics	**1.225**	**985**
Corumbá	220	177
Mine	72	27
Metallics	148	150
Amapá	915	710
Mine	273	200
Metallics	643	510
Minas-Rio	2.466	1.843
Mine	971	
Logistics	1.062	1.518
Pellet plant	433	325

(*) Not reviewed by KPMG Auditores Independentes

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

08.01 – COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER

Drilling program - Geological resources (not reviewed by the independent auditors)

The extensive drilling program, designed to expound on the data obtained and to survey new areas, continues at the pace planned. The program could expand our resources and geological reserves.

The table below shows the result of the drilling program performed:

	Resources (*)		
MMX Systems	category	Fe %	Volume 1000 tons mar/06
Corumbá	inferred	-	-
	indicated	55,26	64.950
Amapá	inferred	37,27	155.540
	indicated	37,27	219.740
Minas-Rio	inferred	40,84	305.160
	indicated	39,77	407.860
Total	inferred		460.700
	indicated		692.550
	total		1.153.250

(*) Not reviewed by KPMG Auditores Independentes

Environmental Licensing

In the **MMX Corumbá System**, the licensing for the Corumbá Mine was carried out with the obtainment of the Operating Permitt, back in 2005. For the facilities of the metallic segment, the Preliminary, the Installation and Operating Licenses are currently being obtained.

The Operating Permitt referring to the railway of the **MMX Amapá** System was issued on April 14, 2006. The License referring to the permanent tracks is currently being obtained, as are the licenses for the mine (Installation and Operation) and port (Preliminary, Installation and Operating).

The **MMX Minas-Rio** System will have the proper licenses through the first semester of 2007.

Financial Statements

In the first semester of 2006, the financial statements presented reflect the phase of implementation of the Company's subsidiaries, represented by capital expenditures, costs and expenses related to the projects under development.

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

08.01 – COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER

Subsequent Events

In a Board of Directors' Meeting, held on August 7, 2006, the Executive President Luiz Rodolfo Landim was elected as Investor Relations Officer, replacing the Director Rudolph Ihns.

The **Prior License was issued** for the metal products segment of the **Corumbá System** on July 18, 2006.

A historic milestone for the Company was the **first export** of iron ore of **MMX Corumbá** in July, with the shipment of 10.5 thousand tons.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S/A**	**02.762.115/0001-49**

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARIES/ASSOCIATED COMPANIES	3 - CNPJ - TAXPAYER REGISTER	4 - CLASSIFICATION	5 - OWNERSHIP% IN SUBSIDIARY'S	6 - SHAREHOLDER'S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)	
01	MMX AMAPÁ MINERAÇÃO LTDA	06.030.747/0001-79	SUBSIDIARY NON-PUBLICLY HELD COMPANY	70.00	12.87
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		4,640		6,628	
02	MMX MINAS-RIO MINERAÇÃO E LOGÍSTICA LTDA	07.366.649/0001-70	SUBSIDIARY NON-PUBLICLY HELD COMPANY	70.00	31.17
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		5,935		8,478	
03	MMX CORUMBÁ MINERAÇÃO LTDA	07.557.381/0001-53	SUBSIDIARY NON-PUBLICLY HELD COMPANY	70.00	55.90
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		10,640		0	
04	MMX METÁLICOS BRASIL LTDA	06.129.747/0001-20	SUBSIDIARY NON-PUBLICLY HELD COMPANY	99.99	0.05
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		10		0	

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

15.01 - PROJECTS OF INVESTMENT

For a better analysis of Company projects, we present below data relating to the total schedule of capital investments for MMX Integrated Systems.

	MMX Integrated Systems									
	Capex Total US$ x 1000	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**
MMX Amapá System	915,270	-	86,655	293,806	381,787	126,700	26,322	-	-	-
MMX Minas - Rio System	2,466,288	-	134,275	771,534	1,133,027	312,869	39,583	25,000	25,000	25,000
MMX Corumbá System	220,360	17,400	87,435	92,600	22,925	-	-	-	-	-
MMX Integrated Systems	3,601,918	17,400	308,365	1,157,940	1,537,739	439,569	65,905	25,000	25,000	25,000

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

17.01 – LIMITED REVIEW REPORT - UNQUALIFIED

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM)

To
The Shareholders and Board of Directors
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

We have reviewed the quarterly information of MMX Mineração e Metálicos S.A. (formerly known as Tressem Participações S.A.), for the quarter ended June 30, 2006, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the related statement of operations and the consolidated statement of operations, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiriy and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which have, or may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material change which should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the quarterly information.

Our special review was performed for the purpose of issuing a special review report on the quarterly information referred to in the first paragraph. The parent and consolidated statement of cash flows related to the quarter ended June 30, 2006 represent supplementary information to those statements and are presented to provide additional analysis. These supplementary information were submitted to the same review procedures applied to the quarterly information, and, based on our special review, we are not aware of any material change which should be made for them to be in accordance with the quarterly information referred to in the first paragraph, taken as a whole.

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

17.01 – LIMITED REVIEW REPORT - UNQUALIFIED

As mentioned in Note 1 to the quarterly information, the Company's subsidiaries are in a pre-operating stage and thus their results regarding the pre-operating stage are being recorded as deferred charges, except for expenditures which are not associated to any future benefits, which have been transferred from deferred charges to the results for the period. The Company also has goodwill originated on the acquisition of a subsidiary. The recoverability of the amounts recorded as permanent assets depends on the success of the future operations of the Company and its subsidiaries, as well as the subsidiaries are dependent upon the financial support of the shareholders and/or capital infusions from third parties up to the moment their operations are profitable. Management's plans regarding to the beginning of operational activities are also described in Note 1.

The quarterly information of Tressem Participações S.A. (currently known as MMX Mineração e Metálicos S.A.) for the quarter ended June 30, 2005, presented for comparative purposes, were reviewed by other independent auditors. The special review report of those other independent auditors, dated August 5, 2005, was issued with the comment that the quarterly information was prepared assuming the normal course of operations of the Company.

August 11, 2006

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-2

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS

CORPORATION LAW

Base Date - June 30, 2006

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

INDEX

MMX MINERAÇÃO E METÁLICOS S.A.
Corporate Taxpayer's ID (CNPJ/MF) no. 02.762.115/0001-49
Corporate Registry ID (NIRE) no. 33300261117

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON AUGUST 23, 2006

1. **Date, time and place of the meeting:** August 23, 2006, at 9:00 am, at the headquarters of MMX Mineração e Metálicos S.A. ("Company"), located in the city of Rio de Janeiro, state of Rio de Janeiro, at Praia do Flamengo, 154, 5º andar.

2. **Attendance:** All members of the Company's Board of Directors.

3. **Presiding Board**: Chairman: Mr. Eike Fuhrken Batista. Secretary: Mr. Paulo Carvalho de Gouvêa.

4. **Agenda**: Resolve on the ratification of the Company's capital increase, within the authorized capital limit, in view of the full subscription of the public issuance of 110,288 common shares, all non-par registered, book-entry shares, fully subscribed and paid-up at the issue price of eight hundred and fifteen reais (R$815.00) per common share.

5. **Resolutions:** After the analysis of the matters included in the Agenda, the following was resolved by unanimous resolution: to ratify the Company's capital stock increase, within the authorized capital limit, in view of the full subscription, in the amount of eighty-nine million, eight hundred and eighty-four thousand, seven hundred and twenty reais (R$89,884,720.00), upon the public issuance of 110,288 common shares, all non-par registered, book-entry shares, at the price of one hundred and fifteen reais (R$815.00) per common share, as approved at this Board's meetings held on July 20, July 21 and July 26, 2006. Thus, the Company's capital stock increased from one billion, fifty-two million, six hundred and thirty thousand, four hundred and eighty-two reais and eighty-four centavos (R$1,052,630,482.84) to one billion, one hundred and forty-two million, five hundred and fifteen thousand, two hundred and two reais and eighty-four centavos (R$1,142,515,202.84), divided into 3,803,878 common shares, all non-par registered, book-entry shares.

6. **Closure**: Nothing more to be dealt with, these present minutes were drawn up, read, approved and signed by all those attending the meeting and by the Presiding Chairman and Secretary. Rio de Janeiro, August 23, 2006.

7. **Attending Members:** EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA, JOSÉ LUIZ ALQUÉRES, GILBERTO SAYÃO, RAFAEL DE ALMEIDA MAGALHÃES, HANS-JUERGEN MENDE, MICHAEL STEPHEN VITTON, PETER NATHANIAL and SAMIR ZRAICK.

This is a true copy of the Minutes of the Board of Directors' Meeting of MMX MINERAÇÃO E METÁLICOS S.A., held on August 23, 2006, drawn up in the Company's records and signed by all members of the Company's Board of Directors.

Rio de Janeiro, August 23, 2006.

____

Paulo Carvalho de Gouvêa
Secretary

Attorney's signature:

____

Joel Rennó Jr.
OAB/RJ # 132.971

MMX

Uma empresa do Grupo EBX

RECEIVED

2006 NOV -5 P 3:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MMX MINERAÇÃO E METÁLICOS S.A.

Corporate Taxpayer's ID (CNPJ/MF): 02.762.115/0001-49

Publicly-held Company

BOVESPA: MMXM3

MATERIAL FACT

MMX Mineração e Metálicos S.A. ("Company"), pursuant to article 157 Law 6,404/76, and CVM Instruction 358/02, announces the following material fact:

1. On August 22, 2006, the *Diário Oficial do Estado do Amapá* (Amapá State Official Gazette) published the granting of Preliminary License no. 0022/2006 for the implementation of the Multimodal Port Terminal to be built by MMX Amapá Mineração Ltda. ("MMX Amapá") in the municipality of Santana, state of Amapá ("MMX Amapá Port Terminal"). The MMX Amapá Port Terminal will be the hub for the outflow of Mina Amapá's iron ore production. Mina Amapá and MMX Amapá Port Terminal are projects developed by MMX Amapá, a subsidiary of the Company, constituting the integrated mining and logistics complex called the MMX Amapá System.

2. The preliminary license indicates the competent environment authority's recognition of the MMX Amapá Port Terminal's environmental feasibility. Final authorization is contingent upon approval of the project's Environmental Impact Study through public hearings and the granting of the respective installation license.

3. The Company owns 70% of MMX Amapá's capital stock.

Rio de Janeiro, August 23, 2006.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Investor Relations Officer

MMX FACT SHEET 2Q06

Corporate Profile

Our business operates exclusively in Brazil and will consist of integrated mining, mineral processing, production and logistics operations for iron ore and intermediate products for the steel industry, with a goal of establishing a leading position in Brazil and internationally. Our business will be based on six core principles:

- Mineral products with unique characteristics;
- Forecasted production in 2011: 37 million t/year;
- expected low production costs and competitive investments;
- planned integrated and independent logistics;
- vertical integration to produce diversified, including high value-added, products; and
- environmental and social responsibility.

Our activities are and will be carried out in Brazil, a country with abundant natural resources and a vast territory, which we believe provides numerous opportunities for the development of our proposed mining and metallics projects. We plan to organize our operations into integrated mining, mineral processing, production and logistics operations which we refer to collectively as our MMX Integrated Systems. Currently, we have plans to develop three independent systems that are in early stages of assessment or development. We refer to these systems as the MMX Corumba System, the MMX Amapa System, and the MMX Minas-Rio System.

The MMX Amapa System is located at the Northern region of Brazil, in the state of Amapa, and consists of an iron ore mine (Amapa Mine) and a railroad (Amapa Railroad). It will also include a pig iron and semi-finished steel products mill and a port terminal in the Municipality of Santana (Santana Port Terminal). We believe the MMX Amapa System will start iron ore production in July 2007. At its full production capacity, it may produce up to 6.5 million tons of wet base iron ore per year.

MMX Amapa System



Engineer Eliezer Batista
Heritage Reserve

MMX Minas / Rio System

The MMX Minas-Rio System is located at the Southwestern region of Brazil, in the states of Minas Gerais and Rio de Janeiro and is proposed to consist of one iron ore mine (Minas Gerais Mine), one ore pipeline (a duct that will transport iron ore to the port terminal), one port terminal (Açu Port), and one pelletizing plant. The MMX System will include a pelletizing plant in the Açu Port area, upon completion of our development plan. The Açu Port is expected to include a mixed use terminal with a large back area (1,924 hectares or approximately 4,754 acres) on which we intend to build a 7.0 million ton per year capacity pelletizing facility.

MMX Corumba System

The MMX Corumba System is located at the Western-Central region of Brazil, in the state of Mato Grosso do Sul, and consists of one iron ore mine (Corumba Mine), and is expected to include a pig iron and semi-finished steel products mill. The Company believes the Corumba Mine, upon reaching its full capacity, may be able to produce approximately 4.9 million tons of iron ore per year beginning in 2008, and we plan to transport the output via the Paraguay River. The Company had an important milestone, first exporting iron ore from MMX Corumba in July, with a 10,500 tonne shipment.



We believe each of the three MMX Integrated Systems have: (i) resources capable of providing products in the premium segment of the iron ore industry, (ii) logistics infrastructure or geographical features that will allow economically-justifiable construction of logistics infrastructure, and (iii) proximity or access to ports or maritime port terminals capable of supplying long-range ships that will transport our products to our customers at competitive prices. The operation of the three MMX Integrated Systems, each expected to possess controlled or publicly accessible transportation capabilities, will seek to enhance reliability and consistency of service to our customers and achieve comparatively low production and transportation costs for us.

2005 December	2006 July	2007 December	2009 April
Start-up of MMX Corumba System	IPO	Launching of MMX Amapa System	Launching of MMX Minas-Rio System

Start-up of MMX Corumba System


BRAZIL
Corumba
Ladario River Port
MMX Mine
Railroad
Pig Iron Mini-Mill
Corumba
PARAGUAY
ARGENTINA
San Nicolas Port
San Nicolas

Lump - 4.0 Mtpy
Sinter feed - 0.8 Mtpy
Pig Iron - 0.4 Mtpy
Semi-Finished - 0.5 Mtpy

Corumba Mine | December - 2005
Pig Iron Mini-Mill | June - 2007
Semi-Finished Plant | August - 2008

IPO

Launching of MMX Amapa System


AMAPA
MMX Mine
Para
Santana Port

Iron Ore Fines - 6.5 Mtpy
Pig Iron - 1.5 Mtpy
Semi-Finished - 0.5 Mtpy

Amapa Mine | December - 2007
Railway | December - 2007
Port Terminal | March - 2008
Pig-Iron Mini-Mill | April - 2008
Semi-Finished Plant | August - 2009

Launching of MMX Minas-Rio System


MMX Mines
MMX Pipeline
550 Km from MMX Mines until Açu Port
MINAS GERAIS
RIO DE JANEIRO
Process Area, Filtring Area and Pellet Plant
Storage Piles
Administrative Services
Açu Port

Pellet Feed - 26.6 Mtpy
Pellets - 7.0 Mtpy

Minas Gerais Mine | April - 2009
Açu Port | May - 2009
MMX Pipeline | Julho - 2009
Pellet Plant | May - 2010

Strategy

- Establish a leading position in iron ore and steel mill supplies market.
- Achieve low production costs and gain operational efficiencies.
- Develop diversified production capacity.
- Maximize the profitability of our deposits and mines, and search for new resources.
- Efficient business model.
- Provide logistics to third parties.

Competitive Strenghts

- Expected high-quality mineral products.
- Experienced and motivated management team.
- Expected low production cost.
- Long-term contracts with customers with good financial capacity.
- Planned independent logistics.
- Experienced and committed controlling shareholder.

Investor Relations

Luiz Rodolfo Landim
Investor Relations Officer

Elizabeth Cruz
Investor Relations Manager

MMX Mineração e Metálicos S.A.
Praia do Flamengo, 154, 4º. Andar
Flamengo Rio de Janeiro
22210-030

Tel.: (5521) 2555-5634 / 2555-5563
Fax: (5521) 2555-5501
www.mmx.com.br
ri@mmx.com.br

CONSOLIDATED FORM

Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between August 1, 2006 and August 31, 2006 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**(X) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	256	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

Transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	256	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM

Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between August 1, 2006 and August 31, 2006 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.							
Company and Related Persons	**( ) Board of Directors**		**(X) Executive Officers**		**( ) Audit Committee**	**( ) Technical and Consulting Committees**	
Initial Balance							
Securities / Derivatives	Securities Characteristics				Quantity	% of participation	
						Same Class and Type	Total
Shares	Common				160	0.01%	0.01%
Shares	Preferred				0	0.00%	0.00%
Transactions in the referred month							
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)
There were no transactions in the referred month							
Final Balance							
Securities / Derivatives	Securities Characteristics				Quantity	% of participation	
						Same Class and Type	Total
Shares	Common				160	0.01%	0.01%
Shares	Preferred				0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between August 1, 2006 and August 31, 2006 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**(X) Controlling Shareholders**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	2,430,584	61.83%	61.83%
Shares	Preferred	0	0.00%	0.00%

Transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	2,430,584*	61.83%	61.83%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred Controlling Shareholder, plus shares owned by their related persons.

Invitation



MMX, a company which operates exclusively in Brazil and will consist of integrated mining, mineral processing, production and logistics operations for iron ore and intermediate products for the steel industry, with a goal of establishing a leading position in the long-term in Brazil and internationally, would like to invite you to its:

Speakers:
Eike Batista – Chairman & Chief Executive
Rodolfo Landim – Executive President and IRO
Adriano Vaz – Administrative/HSEC Officer
Paulo Gouvêa – Legal Affairs Officer
Ricardo Antunes – Commercial & Development Officer
Rudolph Ihns – Chief Financial Officer

Instructions to participate:
Language: English
10:00 a.m. (US EST)
11:00 a.m. (Brasilia Time)
Tel.: +1 (973) 582-2706
Replay: +1 (973) 341-3080
Code: 7876387 or MMX

MMX

Participants are requested to connect ten minutes prior to the time set for the Conference Call.

The Conference Call slides will be available for downloading on our IR website www.mmx.com.br/ir

Replay: A Conference Call replay facility will be available from September 20 through September 27, 2006. In order to access the replay, dial above mentioned numbers.

Investor Relations
Rodolfo Landim / Elizabeth Cruz
ri@mmx.com.br
Tel.: (5521) 2555-5634 / 2555-5563

Media
Mariela de Castro Santos
mariela.castro@mz-ir.com
Tel.: (5511) 3186-3866 .

- EXTRACT -

MMX MINERAÇÃO E METÁLICOS S.A.

Corporate Taxpayer's ID (CNPJ/MF): 02.762.115/0001-49

Corporate Registry (NIRE): 33.3.0026111-7

Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING OF SEPTEMBER 20, 2006

I. **DATE, TIME AND VENUE:** At 2:00 pm, on September 20, 2006, at the Company's headquarters at Praia do Flamengo, 154, 5° andar.

II. **QUORUM**: All the members of the Company's Board of Directors' attended the meeting, except for the Honorary Chairman Mr Eliezer Batista, and Mr. Michael Stephen Vitton, having duly justified their absences. Gilberto Sayão, Hans-Juergen Mende, Peter Nathanial and Samir Zraick took part in the meeting through a conference call.

III. **CALL NOTICE**: The call notices were sent within the legal deadline, pursuant to the Company's Bylaws and the applicable leislation.

IV. **PRESIDING**: Chairman: Eike Fuhrken Batista
Secretary: Paulo Carvalho de Gouvêa

V. **AGENDA**: To decide on the preliminary agreement concerning the sales of almost all the shares representing Centennial Asset Participações Amapá S.A.'s capital stock, to be entered into by Centennial Asset Mining Fund LLC.

VI. **RESOLUTIONS:** The attending members approved, without reservations, the preliminary, non-binding agreement concerning the sale of 100% of Centennial Asset Amapá Participações S.A.'s capital stock, entered into by Centennial Asset Mining Fund LLC.

VII. **CLOSING:** There being no further business to discuss, the meeting was brought to a close at 2:30 pm and these minutes were drawn up, read, approved and signed by the attending members.

VIII. **ATTENDING MEMBERS:** EIKE FUHRKEN BATISTA, GILBERTO SAYÃO, JOSE LUIZ ALQUERES, RAFAEL DE ALMEIDA MAGALHÃES, HANS-JUERGEN MENDE, PETER NATHANIAL and SAMIR ZRAICK.

Rio de Janeiro, September 20, 2006.

Eike Fuhrken Batista
Chairman of the Board of Directors

Paulo Carvalho de Gouvêa
Secretary

CLEVELAND CLIFFS proposes to buy a 30% stake in MMX AMAPÁ

Rio de Janeiro, Brazil: September 21, 2006 **- MMX Mineração e Metálicos S.A.** ("MMX", Bovespa - MMXM3) is pleased to announce that **Centennial Asset Mining Fund LLC** ("Centennial Asset") has entered into a non-binding term sheet, pursuant to which **Cleveland-Cliffs Inc.** ("Cleveland-Cliffs", NYSE - CCI) may purchase 100% of the shares of Centennial Asset Amapá Participações S.A. ("Centennial Amapá", Bovespa - CTAP3).

Centennial Amapá owns 30% of MMX Amapá Mineração Ltda. ("MMX Amapá"), whose controlling 70% stake is owned by MMX Mineração e Metálicos S.A. MMX Amapá, in turn, owns the MMX Amapá System, an integrated iron ore project consisting of an iron ore deposit with reported resources of 375 tons of iron ore, a 192 kilometer railway and 71 hectares of real estate property in the banks of the Amazon River where MMX Amapá is presently developing an iron ore terminal (collectively the "Amapá Project").

The Amapá Project is currently under construction by MMX Amapá and is expected to produce 6.5 million tons of direct reduction grade pellet feed annually once fully operational. It is anticipated that approximately $275 million in financing will be required for the Amapá Project, to be provided from debt financing and shareholders equity.

If Cleveland-Cliffs and Centennial Asset agree on the final terms of the purchase, Cleveland Cliffs will pay US$133 million in cash for 100% of the shares of Centennial Amapá. In addition Cleveland-Cliffs would contribute with 30% of the Amapá Project's equity requirements. Final closing of the prospective purchase is subject to due diligence, completion of financing and negotiation and execution of definitive documents for the transaction.

Eike Batista, Chairman & CEO of Centennial Asset and MMX said, "the Amapá Project is one of the best development-stage iron ore assets in the World. Our integrated system in the State of Amapá is a very significant project which has tremendous potential to grow. Cleveland-Cliffs has been reviewing data on our property for many months now and we are confident they will become our ultimate partner in the State. MMX's association with Cleveland-Cliffs would combine MMX's execution capabilities in Brazil with Cleveland-Cliffs unique expertise in building and operating pellet feed operations and iron ore logistics."

Furthermore, honoring Eike Batista's commitment with the shareholders of MMX, the non-binding term sheet has been unanimously approved by the independent members of MMX's Board of Directors.

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although MMX believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties. Actual results may differ materially from such statements for a variety of reasons, including: changes in global demand for iron ore by integrated steel producers due to changes in steel utilization rates, consolidation and rationalization, operational factors, electric furnace production; availability of capital equipment and component parts; changes in the financial condition of the MMX's partners and/or customers; rejection of major contracts and/or venture agreements by customers and/or participants under provisions of Brazilian bankruptcy laws or similar statutes in other countries; events or circumstances that could impair or adversely impact the viability of the Amapá Project and the carrying value of associated assets; inability to achieve expected

CLEVELAND CLIFFS proposes to buy a 30% stake in MMX AMAPÁ

production levels; failure to receive or maintain required environmental permits; problems with productivity, labor disputes, weather conditions, fluctuations in ore grade, tons mined, changes in cost factors including energy costs, transportation and employee benefit costs; and the effect of these various risks on MMX's future cash flows, debt levels, liquidity and financial position. Furthermore, there can be no assurance that the transactions contemplated by the term sheet will be completed or that development of the Amapá Project will be successfully completed.

Reference is also made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, set forth in MMX's IAN, ITR, Offering Prospectus and previous news releases filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), which are publicly available on MMX' website. The information contained in this document speaks as of the date of this news release and may be superseded by subsequent events.

MMX

CORPORATE PRESENTATION

SEPTEMBER 2006


SUSTENTABILITY.
MMX MULTIPLIES.
MMX


MMX MULT


MMX M IPLIES
OPPORTUNITIES.
MMX


DEVELOPMENT.
MX MULTIPLIES.
MMX

- MMX was created by a team of mining specialists led by Eike Batista
- Experienced management team
- Majority of Board of Directors members are independent
- Audit Committee already installed - members appointed by Board of Directors
- Focus on iron ore provided by high-quality products
- Integrated mining operations and metallics plants connected to independent logistics, structured in self-sufficient systems
- Environmental and social responsibility
- Listed in the Novo Mercado - BOVESPA


MMX
MMXM3
NOVO MERCADO
BOVESPA BRASIL
70%
70%
70%
99.9%
MMX Corumbá
MMX Amapá
(Mine+Railway+Port)
MMX Minas-Rio
(Mine+Railway+Port)
MMX Metálicos

- **Cleveland Cliffs proposes to buy 30% stake in MMX Amapá for US$ 133 million**
- **Centennial Asset is negotiating with strategic partners a 30% stake interest in each System.**

- **Successful IPO**
  - **R$ 1,119 million (US$ 509 million)**
  - **1,373,000 subscribed shares**
  - **Free float 32% of capital, 91% foreign-held**

Capital Stock – 3,804,000 common shares

IPO at the BOVESPA – July/2006
Largest offering held in Brazil
(US$ terms)


MMX


Controlling Shareholder and Management
68%
32%
Free Float

Stock Split Program	IPO price
July 2006	R$ 815.00
January 2007	R$ 407.50
July 2007	R$ 203.75
January 2008	R$ 20.40

MMXM3 = price per share, minimum lot of 100 shares.



MMX Amapá System

Iron Ore Fines: 6.5 Mtpy
Pig Iron: 2.0 Mtpy
Semi-finished: 0.5 Mtpy

MMX Minas-Rio System

Iron Ore: 26.6 Mtpy
Pellets: 7.0 Mtpy

MMX Corumbá System

Iron Ore: 4.9 Mtpy
Pig Iron: 0.4 Mtpy
Semi-finished: 0.5 Mtpy

Natural Reserve
Engineer Eliezer Batista

MMX Integrated Systems develop and operate iron-ore mines, pig-iron and semi-finished plants and a pelletizing plant.

- Auditing of the System's resources and mineral reserves (as of March 2006) under way - Canadian Standard NI-43.101 – disclosure is expected in November;

- Improvements in the mineral resource drilling campaign (August, 2006):
  - Corumbá – 1,583 additional meters to the 831 meters reported in March, 2006
  - Amapá – 7,916 additional meters to the 12,062 meters reported in March, 2006
  - Minas-Rio – 6,847 additional meters to the 9,286 meters reported in March, 2006

- Centralized monitoring of engineering studies and projects – new office in Belo Horizonte;

- Engineer Eliezer Batista Heritage Reserve – a private protect area of 17,000 hectares in the most preserved area of the Pantanal, in an unique ecological corridor;

- Corumbá MMX System:
  - Mine 63 operational, first iron ore exports in July, 2006
  - Increasing pace of production, in line with expectations (1Mt)
  - Pig Iron Plant – Installation Permitt granted in August, construction of blast furnace begins in September, 2006
  - 9 additional mining rights (total of 21), 18 rights to be measured

Amapá MMX System:

- Amapá Mine – Installation Permitt granted in August, 2006, outsourced engineering company has been retained
  - Leveling and barrage works to begin in September – 500 indirect jobs
  - Acquisition of 100% of the equipment for the operation – delivery in March 2007
- Railway – Operating Permitt granted in August, 2006
  - Progress in equipment and railway repairs
- Santana Port – Preliminary Permitt granted in August, 2006
  - Port terminal to be built on a 71 hectare site – start-up scheduled for December 2006

Minas-Rio MMX System:

- Iron ore Pipeline – IBAMA approved the EIA-RIMA in September, construction is expected to begin in mid-2007
- 3 additional mining rights (27), 22 rights to be measured

Vertically Integrated High Value-Added Projects


Production of Iron ore (Mt)
Production of pig iron (Mt)
Production of semi-finished (Mt)
1
4
0.2
9
0.7
0.1
19
1.3
0.5
31
1.5
1.0
37
1.5
1.0
2003
2004
2005
2006
2007
2008
2009
2010
2011

2003–2004	2005	2006	2007	2008	2009	2010
Asset acquisitions	Engineering; beginning of drilling	Amapá Railway Concession	Start-up Amapá Mine	Start-up Mini Mill Corumbá	Start-up Minas -Rio System	Start-up Pellet Plant Minas-Rio System
	Start-up Corumbá Mine		Start-up Pig Iron Corumbá	Start-up Pig Iron Amapá	Start-up Mini Mill Amapá	

OPERATIONAL STATUS | ENVIRONMENTAL PERMITT TIMELINE

MMX Systems



Corumbá
Mine and processing
Pig Iron Mill
Mini Mill
Amapá
Mine and processing
Port
Pig Iron Mill
Mini Mill
Minas-Rio
Mine
Processing
Pipeline
Port
Pellet Plant
2005
Q1
Q2
Q3
Q4
2006
Q1
Q2
Q3
Q4
2007
Q1
Q2
Q3
Q4
2008
Q1
Q2
Q3
Q4
2009
Q1
Q2
2010
PERMITT GRANTED
PERMITT EXPECTED
OPERATIONAL START-UP

- ▷ Preliminary Permitt – approves project *studies*
- ▷ Installation Permitt– authorizes infra-structure works
- ▷ Operating Permitt – authorizes project operation

CAPEX – MMX Integrated Systems


1,132.9
771.6
427.4
381.8
293.8
153
87.5 86.6 134.3
92.6
22.9
0
2006
2007
2008
2009-2013
Corumbá
Amapá
Minas-Rio

	Total (*)	2006	2007	2008	2009 - 2013
Total	3,601.9	308.4	1,158.0	1,537.6	580.4
Mine & logistics	2,377.4	254.1	827.9	994.7	283.2
Metallics	1,224.5	54.3	330.1	542.9	297.2

▷ As of June 2006, expenditure of US$ 47.5 million.

▷ Disbursement timetable under review, payments postponed to 2007.

MMX Corumbá


45.9
79.6
22.9
2006
2007
2008
Metallics
Mine

MMX Amapá


-5.4-
81.2
180.5
113.3
303.8
78
153
2006
2007
2008
2009-2013
Metallics
Mine

MMX Minas-Rio


3.0
31.3
100
70
420
281.6
216.2
568.5
348.2
144.2
42.1
241.1
2006
2007
2008
2009-2013
Pellet Plant
Logistics
Mine

Financing arranged to carry out execution of Business Plan

US$ million

Project	CAPEX	Financing	Potential Lenders	Status	Term
Mine	**2,378**	**1,744**			
Corumbá	72	26	ABC/Unibanco/Itaú/BNDES	Disbursed	3 years
Amapá	273	200	Itaú BBA, ABC/BNDES (2)	-	7 years
Minas-Rio	2,033	1,518	Unibanco/BNDES (2)	Bridge Loan US$ 50 mm	12 years
Metallics	**1,224**	**985**			
Corumbá	148	150	Credit Suisse	Bridge Loan US$50 mm	7 years
Amapá	643	510	Itaú/BNDES (2)	-	10 years
Minas-Rio (Pellet Plant)	433	325	Itaú/BNDES (2)	-	10 years
TOTAL	**3,602**	**2,729**			

- High quality lump iron ore in Mine 63 – fines (85%) and sinter feed (15%)
- MMX expects to produce metals at very low cash cost levels
- Proven logistics in place


BRAZIL
Paraguay river
Porto
Ladário
Corumbá
20km
MMX
Mines 63
Railroad
15km
Integrated Semi-Finished Plant
Corumbá
PARAGUAY
2022 km
ARGENTINA
San Nicolas
Barge transportation by the Paraguay River waterway
San Nicolas Port
Capable of receiving *Panamax* vessels

GEOLOGICAL RESOURCES – as of March 31, 2006		
Area	Resource Classification	Tonnage (MT)
Mine 63	Indicated	65
TOTAL		65

- MMX is currently undertaking a drilling campaign with 3 drill rigs
  - Drilling performed: 2,414 meters as of August 2006, 40% of drilling campaign
  - Planned drilling increased to 6,102 meters to be concluded in March, 2007
  - Of the 21 mining rights, 3 were measured as of August 2006

- More than 370 million tonnes of iron ore resources as of March 2006
- 20-years supply contract with GIIC (Gulf Industrial Investment Co.) – already signed
- Aggressive drilling campaign, on a 200m x 50m grid
- Existing logistics in place, including operating railway
- Capacity to export 6.5 Mtpy of high-grade sinter and pellet feed in capesize vessels, through transshipping
- Tax incentives available, reducing income tax by 75% until 10 years of operation


EFA Railway
AMAPÁ
Mina MMX
Santana Port
Pig Iron
Mini-Mill Plan
EFA Railway
Capable of receiving *Capesize* vessels

GEOLOGICAL RESOURCES – as of March 31, 2006

Area	Resource Classification	Tonnage (MT)
Taboca and Vila do Melo	Indicated	220
	Inferred	155
TOTAL		375

- MMX is currently undertaking a drilling campaign with 8 drill rigs
  - Drilling performed: 19.978 meters as of August 2006, 62% of drilling campaign
  - Planned drilling: 32.180 meters to be concluded on March 2007

- The MMX Minas-Rio System integrates world-class iron ore deposits with a port via a 26.6 Mtpy pipeline
- MMX has acquired high-grade iron ore properties in Minas Gerais. with 0.7 billion tons of resources as of March 2006
- MMX has also acquired an extensive port area of 1,900 hectares, enough to accommodate a 7 Mtpy pelletizing plant


MMX Mines
MINAS GERAIS
550 Km
RIO DE JANEIRO
Açu Port
Steel Plant
MMX Pipeline Connecting MMX Mines to Açu Port
Açu Port
Capable of receiving *capesize* vessels
Process Area, Filtering Area and Steel Plant
Steel Plant
Storage Piles
Administrative Services
Açu Port

GEOLOGICAL RESOURCES – as of March 31, 2006

Area	Resource Classification	Tonnage (MT)
Itapanhoacanga	Indicated	408
	Inferred	159
TOTAL		567
João Monlevade	Inferred	147
TOTAL		714

- MMX is currently undertaking a drilling campaign with 14 drill rigs
  - Drilling performed: 16.133 meters as of August 2006, 57% of drilling campaign
  - Planned drilling: 28.274 meters to be concluded on March 2007
  - Of the 27 mining rights, 6 were measured until August, 2006

MMX MINAS-RIO SYSTEM | ITAPANHOACANGA AND SERRA DO SAPO AIRVIEW


Itapanhoacanga
Serra do Sapo (Toad's Ridge)
12 Km
Concelção do Mato Dentro

MMX MINAS-RIO SYSTEM | AÇU SUPER PORT


Pellet Plant
Process Area, Filtering Area
Pipeline
Administrative Services
Storage Piles
Access Bridge
Loading Pier
20m draft (suitable for vessels of ≥ 250 dwt)

- Loading capacity: 10,000 ton/hour
- Storage capacity: 2.5 Mt
- Back area: 1.9 million m^2


SUSTENTABILITY.
MMX MULTIPLIES.
MMX


MMX MULTI


OPPORTUNITIES.
MMX


DEVELOPMENT.
MX MULTIPLIES.
MMX


MMX
Environmental and Social Responsibility
Integrated and Independent Logistics
Long term supply relationships
Low production cost at competitive capital expenditure levels
High value-added projects, vertically integrated
High quality products

This presentation may contain certain forward-looking statements and information relating to MMX Mineração e Metálicos S.A. ("MMX" or the "Company") that reflect the current views and/or expectations of the Company and its management with respect to its business plan. Forward-looking statements include. without limitation. any statement that may predict. forecast. indicate or imply future results. performance or achievements. and may contain words like "believe". "anticipate". "expect". "envisage". "will likely result". or any other words or phrases of similar meaning. Such statements are subject to a number of significant risks. uncertainties and assumptions. We caution that a number of important factors could cause actual results to differ materially from the plans. objectives. expectations. estimates and intentions expressed in this presentation. In any event. neither the Company nor any of its affiliates. directors. officers. agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential. special or similar damages. The Company does not intend to provide eventual holders of shares with any revised forward-looking statements of analysis of the differences between any forward-looking statements and actual results.

This presentation and its contents are proprietary information and may not be reproduced or otherwise disseminated in whole or in part without MMX's prior written consent.

Investor Relations
Rodolfo Landim – Investor Relations Officer
Elizabeth Cruz – Specialist
Tel. 55 21 2555-5634 / 5563
ri@mmx.com.br
http://www.mmx.com.br/ri

MMX

CONSOLIDATED FORM

Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between September 1st, 2006 and September 30, 2006 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**(X) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	256	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	256	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between September 1st, 2006 and September 30, 2006 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**(X) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	160	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	160	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between September 1st, 2006 and September 30, 2006 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**(X) Controlling Shareholders**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	2,430,584	61.83%	61.83%
Shares	Preferred	0	0.00%	0.00%

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	2,430,584*	61.83%	61.83%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred Controlling Shareholder, plus shares owned by their related persons.

MMX

MMXM3 NOVO MERCADO

SGA concludes tests with MMX Minas-Rio's iron ore

MMX Mineração e Metálicos S.A. is pleased to inform that the test results performed by the German laboratory **SGA (Studien-Gesellschaft für Eisenerz-Aufbereitung)**, with the iron ore samples from MMX's deposits in Minas Gerais state were highly successful.

SGA, a well known international research lab with high credibility in the global steel market, concluded that "it can be stated with high confidence that high quality direct reduction (DR) grade pellets can be produced from the MMX Minas-Rio-pelletfeed System, with chemical, physical and metallurgical properties which will match the requirements for a DR-feedstock in all respects".

The testwork showed that it is possible to produce high quality DR-grade pellets with low acid gangue contents, very low impurities and favourable high Fe–content in excess of 68%.

The pellets revealed excellent physical properties regarding compression strength, tumble strength and abrasion, as well as high metallization and reducibility.

A series of five pelletizing tests was performed in SGA's facilities in Liebenburg-Othfresen, Germany. The study was aimed to get information on the pelletizing behaviour of the future Minas Rio pellet feed as well as on the metallurgical performance of DR-pellet produced with this material.

Rio de Janeiro, October 20th, 2006

MMX Mineração e Metálicos S.A.

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer

MMX – Investor Relations
Tel. 55 21 2555-5634 / 2555-5563
ri@mmx.com.br
www.mmx.com.br/ri

MMX MINERAÇÃO E METÁLICOS S.A.
Corporate Taxpayer's ID (CNPJ/MF): 02.762.115/0001-49
Corporate Registry ID (NIRE): 33.3.0026111-7

MINUTES OF THE BOARD OF DIRECTORS' MEETING OF JULY 21, 2006

1. **Date, time and venue:** On July 21, 2006 at 1:00 p.m., at MMX Mineração e Metálicos S.A. ("Company") headquarters, located at Praia do Flamengo 154, 5° andar, in the City and State of Rio de Janeiro.

2. **Attendance**: All members of the Company's Board of Directors.

3. **Presiding**: Chairman: Eike Fuhrken Batista
   Secretary: Paulo Carvalho de Gouvêa

4. **Agenda**: To verify the number of shares subscribed in the capital increase of July 20, 2006 in the initial public offering of common shares issued by the Company ("Initial Public Offering").

5. **Resolutions:** After due consideration of the agenda, the Board of Directors decided, by unanimous vote:

   to verify the subscription of 1,262,593 (one million, two hundred and sixty-two thousand, five hundred and ninety) common shares, accounting for 100% (one hundred per cent) of the shares issued in the capital increase approved by the Board of Directors' Meeting of July 20, 2006, at 5.00 p.m., in the form of an Initial Public Offering. The Board made it clear that the holders of the common shares issued shall have the right to receive full dividends and other benefits that may be declared by the Company as of the date of settlement of the Initial Public Offering.

6. **Closing:** There being no further matters to discuss, these minutes were drawn up, read, approved and signed by all members of the Board present, including the Chairman and the Secretary. Rio de Janeiro, July 21, 2006. **Signatures**: Chairman: Eike Fuhrken Batista. Secretary: Paulo Carvalho de Gouvêa.

7. **Present:** EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA, JOSÉ LUIZ ALQUÉRES, GILBERTO SAYÃO, RAFAEL DE ALMEIDA MAGALHÃES, HANS-JURGEN MENDE, MICHAEL STEPHEN VITTON, PETER NATHANIAL AND SAMIR ZRAICK.

This is a free translation of the Board of Directors' meeting, held on July 26, 2006, filed in the Company's records and signed by all the attending members.

Rio de Janeiro, July 21, 2006.

José Luiz Alquéres
Secretary

Joel Rennó Jr.
RJ Bar Association no. 132.971
Attorney at Law

MMX enters New Market

Bovespa – On July 24, 2006, MMX Mineração e Metálicos S.A. entered in BOVESPA's Novo Mercado. In the beginning of the trading session, at 10 a.m., the company started trading its common shares, under the code MMXM3.

MMX is the 79th company to be part of BOVESPA's special listing segments, out of which 31 are in Novo Mercado, 13 in Level 2 and 34 in Level 1. The company integrates the Special Governance Stock Index (IGC) portfolio



From left to right.: Rodolfo Landim, Executive President of MMX; Paulo Gouvêa, Legal Affairs Officer of MMX; Eike Batista, Chief Executive Officer of MMX; Flávio Godinho, General Council and Corporate Development Officer of EBX; and Nelson Spinelli, vice-president of BOVESPA.

MMX MINERAÇÃO E METÁLICOS S.A.
Corporate Taxpayer's ID (CNPJ/MF) 02.762.115/0001-49
Corporate Registry ID (NIRE) 33.3.0026111-7

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON JULY 26, 2006

1. **Date, time and venue:** On July 26, 2006, at 10:00 am, at MMX Mineração e Metálicos S.A. ("Company") headquarters, located at Praia do Flamengo 154, 5º andar, in the City and State of Rio de Janeiro.

2. **Attendance**: All members of the Company's Board of Directors.

3. **Presiding**: Chairman: Eike Fuhrken Batista
Secretary: Paulo Carvalho de Gouvêa

4. **Agenda**: To ratify the Company's capital increase, within the authorized capital limit, via an Initial Public Offering of 1,262,590 nominative common shares, with no par value, priced at R$815.00 (eight hundred and fifteen Brazilian reais) each, which was fully subscribed and paid in.

5. **Resolutions:** After analyzing the agenda, it was unanimously decided to approve the increase of the Company's capital, within the authorized limit, via the issuance of 1,262,590 nominative common shares, with no par value, at R$ 815.00 each, amounting to R$ 1,029,010,850.00 (one billion, twenty nine million, ten thousand and eight hundred and fifty Brazilian reais), in compliance with the resolutions taken at the Board of Directors' Meetings of July 20 and 21, 2006. Thus the Company's capital stock increased from R$ 23,619,632.84 (twenty three million, six hundred and nineteen thousand and six hundred and thirty-two Brazilian reais and eighty-four cents) to R$1,052,630,482.84 (one billion, fifty-two million, six hundred and thirty thousand, four hundred and eighty-two Brazilian Reais and eighty-four cents), divided into 3,693,590 nominative common shares with no par value.

6. **Closing:** There being no further matter to discuss, these minutes were drawn up, read, approved and signed by all the attending members, including the Chairman and the Secretary. Rio de Janeiro, July 26, 2006. **Signatures**: Chairman: Eike Fuhrken Batista. Secretary: Paulo Carvalho de Gouvêa.

7. **Attendance:** EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA, JOSÉ LUIZ ALQUÉRES, GILBERTO SAYÃO, RAFAEL DE ALMEIDA MAGALHÃES, HANS-JURGEN MENDE, MICHAEL STEPHEN VITTON, PETER NATHANIAL AND SAMIR ZRAICK.

This is a free translation of the Board of Directors' meeting, held on July 26, 2006, filed in the Company's records and signed by all the attending members.

Rio de Janeiro, July 26, 2006.

Paulo Carvalho de Gouvêa
Secretary

Joel Rennó Jr.
RJ Bar Association no. 132.971

MMX MINERAÇÃO E METÁLICOS S.A. Corporate Taxpayer's ID (CNPJ/MF) # 02.762.115/0001-49 Corporate Registry ID (NIRE) # 33300261117 Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON AUGUST 7, 2006

I. **DATE, TIME AND PLACE OF THE MEETING:** August 7, 2006, at 2:00 p.m., at the Company's headquarters, located at Praia do Flamengo, 154, 5º andar.

II. **ATTENDANCE**: All members of the Company's Board of Directors, and members Hans-Juergen Mende and Peter Nathanial attended the meeting through conference call.

III. **CALL**: In accordance with call notices sent within the legal deadline, as set forth by the Company's Bylaws, and also by the applicable legislation.

IV. **PRESIDING BOARD**: Chairman: Eike Fuhrken Batista Secretary: Paulo Carvalho de Gouvêa

V. **RESOLUTIONS**:

(i) The members of the Company's Board of Directors, by unanimous resolution, elected as members of the Company's Audit Committee Messrs. Rivadavia Carsalade Herbster Gusmão, a Brazilian citizen, married, economist, Individual Taxpayer's ID (CPF/MF) no. 095.390.007-00, bearer of Identity Card M 869.989 (issued by SSPMG), residing and domiciled at Avenida Epitácio Pessoa, 1844, ap. 401, Rio de Janeiro, and Carlos José da Silva Azevedo, a Brazilian citizen, divorced, accountant, Individual Taxpayer's ID (CPF/MF) no. 041.144.347-04, bearer of Identity Card 2.573.220 (issued by IFP), residing and domiciled at Rua General Venâncio Flores, 97/401, Rio de Janeiro, who, jointly with member Samir Zraick, representative of the Board of Directors in the Audit Committee and chairman of its works, will perform the attributions incumbent upon said Committee, pursuant to the Company's Bylaws and the Internal Regulations of the Audit Committee, approved at the Board of Directors' meeting held on April 28, 2006. The Audit Committee's members then elected are all independent in relation to the Company's controlling shareholder and the other members of its management, as set forth by the rules of Bovespa's *Novo Mercado* (New Market), and they will have terms of office of one (1) year as from the date of the shareholders' Annual General and Extraordinary Meeting held on April 28, 2006.

(ii) As approved by unanimous resolution of the attending members, by the exercise of

their attributions, each member of the Audit Committee will be entitled to a monthly compensation equivalent to three thousand reais (R$3,000.00). Since the Audit Committee's members have already been working in favor of the Company since May 2006, the Board of Directors approved the retroactive payment of the compensation of this Committee's members since May this year.

(iii) Following the agenda, the Board of Directors decided, by unanimous resolution and without provisos, to elect Mr. Luiz Rodolfo Landim Machado, a Brazilian citizen, engineer, married, residing and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, at Avenida Aquarela do Brasil, 333, bloco 2, ap. 2.301, at the district of São Conrado, CEP 22610-010, Individual Taxpayer's ID (CPF/MF) no. 596.293.207-20, bearer of Identity Card no. 3244246 (IFP-RJ), Company's Officer, as Investor Relations Officer, substituting the present Investor Relations Officer, Mr. Rudolph Ihns, who, hereinafter, will exercise the functions of Officer without any specific designation.

(iv) Pursuant to article 14, section (xii) of the Company's Bylaws, the Board of Directors authorized the posting, by the Company, of:

a. Secured or personal guarantees in substitution of any secured or personal guarantees already posted, directly or indirectly, up to the present date, by the Company's controlling shareholder, in favor of financial institutions being creditors of companies controlled by MMX, by means of loan, bank guarantee, loan financing or other modality of financing, up to the principal amount of: (i) ten million US dollars (US$10,000,000.00) for transactions contracted with Banco ABC Brasil S.A., (ii) seventeen million and eight hundred thousand US dollars (US$17,800,000.00) or transactions contracted with Banco ABN AMRO S.A., (iii) thirty seven million, four hundred and seventy-two thousand, seven hundred and twenty-seven US dollars (US$37,472,727.00) for transactions contracted with Banco ItauBBA S.A., (iv) thirty million, three hundred and eighty-three thousand US dollars (US$30,383,000.00) for transactions contracted with Unibanco – União de Bancos Brasileiros S.A., and (v) five million and four hundred thousand US dollars (US$5,400,000.00) for transactions contracted with GE Capital Leasing. Guarantees posted by the Company may also fall upon interest and charges of such debts;

b. Secured or personal guarantees in favor of the subsidiary MMX Minas-Rio Mineração e Logística Ltda. for new loans contracted with any financial institutions, multilateral institutions or fostering institutions which may provide funds to the development of its mining and logistics projects, up to the limit of one billion, five hundred and eighteen million US dollars (US$1,518,000,000.00);

c. Secured or personal guarantees in favor of the subsidiary MMX Amapá Mineração Ltda. for new loans contracted with any financial institutions, multilateral institutions or fostering institutions which may provide funds to the development of its mining and logistics projects, up to the limit of two hundred

million US dollars (US$200,000,000.00);

d. Secured or personal guarantees in favor of the subsidiary MMX Metálicos Brasil Ltda. for new loans contracted with any financial institutions, multilateral institutions or fostering institutions which may provide funds to the development of its projects of metallics and semi-finished goods, up to the limit of nine hundred and fifty-seven million US dollars (US$957,000,000.00);

e. Secured or personal guarantees in favor of the Company's subsidiaries, in order to guarantee obligations of these companies, undertaken before individuals or non-financial legal entities, being jointly: (i) related to these companies' purpose; and (ii) limited to five hundred thousand reais (R$500,000.00) for each transaction, either resulting from one single transaction or from a series of transactions which, during the calendar year, does not exceed said amount of five hundred thousand reais (R$500,000.00);

For the purposes of the resolutions above and for general purposes of the Company's undertaking obligations, any indemnifications or obligations undertaken by the Company in favor of third-parties, including in favor of subsidiaries and controlled companies, equalize to guarantees.

The Executive Board will endeavor better efforts so that the financial institutions providing funds in favor of the subsidiaries MMX Minas-Rio Mineração e Logística Ltda. and MMX Amapá Mineração Ltda. accept that MMX apportions the personal and secured guarantees in favor of the financing of such companies with the other partner quotaholders, always subject to the proportion of each partner's share in the capital stock of MMX Minas-Rio Mineração e Logística Ltda. and of MMX Amapá Mineração Ltda.

VI. **CLOSURE**: At 3:00 p.m., nothing more to be dealt with, the present Meeting was adjourned after the drawing up of these present Minutes which, read and found in compliance, were duly signed by the attending Board members.

VII. **ATTENDING MEMBERS:** EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA, GILBERTO SAYÃO, JOSE LUIZ ALQUERES, RAFAEL DE ALMEIDA MAGALHÃES, HANS-JUERGEN MENDE, MICHAEL STEPHEN VITTON, PETER NATHANIAL and SAMIR ZRAICK.

This is a true copy of the Minutes of the Board of Directors' Meeting of MMX MINERAÇÃO E METÁLICOS S.A., held on August 7, 2006, registered in the Company's records.

Rio de Janeiro, August 7, 2006. Eike Fuhrken Batista Chairman

Paulo Carvalho de Gouvêa Secretary

CALENDAR OF CORPORATE EVENTS

Company Name	**MMX Mineração e Metálicos S.A.**
Central Office Address	**Praia do Flamengo, 154 – 5° andar, Flamengo, Rio de Janeiro, RJ**
Website	**www.mmx.com.br**
Director of Investor Relations	**Nome: Luis Rodolfo Landim**
	E-mail: ri@mmx.com.br
	Telefone(s): (21) 2555.5563
	Fax: (21) 2555.5560
Responsible for Investor Relations Area	**Nome: Elizabeth Cruz**
	E-mail: ri@mmx.com.br
	Telefone(s): (21) 2555.5634
	Fax: (21) 2555.5501
Publications (and locality) in which its corporate documents are published	**Diário Oficial do Estado do Rio de Janeiro – DORJ and Valor Econômico**

The Company is subject to arbitration on the Market Arbitration Chamber, as expressed in a Compulsory Clause included in its By-Laws.

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2005	
Event	**Date**
Accessible to Stockholders	03/28/2006
Publication	03/31/2006
Submission to BOVESPA	04/04/2006

Standardized Financial Statement (DFP), as of 12/31/2005	
EVENT	**DATE**
Submission to BOVESPA	03/30/2006

Annual Financial Statements – IAN, as of 12/31/2005	
EVENT	**DATE**
Submission to BOVESPA	06/08/2006

Quarterly Financial Statements – ITR	
EVENT	**DATE**
Submission to BOVESPA	
Referring to 1Q06	05/03/2006
Referring to 2Q06	08/14/2006
Referring to 3Q06	11/14/2006

Quarterly Financial Statements in English or according to international standards	
EVENT	**DATE**
Submission to BOVESPA	
Referring to 2Q06	08/21/2006
Referring to 3Q06	11/20/2006

Meetings with Analysts, open to the Public	
EVENT	**DATE**
Meeting with Analysts, open to the Public • SP • RJ	 11/23/2006 11/24/2006

Conference Call (optional)	
EVENT	**DATE**
Conference Call (specify the subject, time and how to participate) Referring to 3Q06	11/16/2006

Uma empresa do Grupo EBX

MMX MINERAÇÃO E METÁLICOS S.A.

Corporate Taxpayer's CNPJ/MF: 02.762.115/0001-49

Publicly-held Company

BOVESPA: MMXM3

MATERIAL FACT

MMX Mineração e Metálicos S.A. ("Company") pursuant to article 157 Law 6.404/76, and CVM Instruction 358/02, announces the following material fact:

1. On August 16, 2006, the Amapá State Environment Secretariat issued an Installation Permit for the construction of the Company's iron ore mine project (the "Amapá Mine"), which is being developed by the Company's subsidiary, MMX Amapá Mineração Ltda. ("MMX Amapá").

2. The environmental license granted to the Amapá Mine by the Amapá State Government also authorizes the construction of industrial and ore-processing installations and infrastructure for the iron ore project developed within the MMX Amapá System.

3. According to applicable laws, the Installation Permit is subject to general and specific conditions, including the payment of environmental compensation, equivalent to 0.5% of the project's estimated capital expenditures, the implementation of environmental control and degraded area reclamation programs, and the granting of a deforestation permit by Ibama - Brazilian Environmental Protection Agency.

4. Based on the Installation Permit, MMX Amapá will begin the construction of the Mina Amapá, which is part of MMX Amapá System, which comprises an iron ore mine, a railway concession operated by MMX Logística do Amapá Ltda. and a port terminal in the municipality of Santana.

5. The Company owns 70% of MMX Amapá's capital stock.

Rio de Janeiro, August 16, 2006.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Investor Relations Officer

Uma empresa do Grupo EBX

MMX MINERAÇÃO E METÁLICOS S.A.

Corporate Taxpayer's ID (CNPJ/MF): 02.762.115/0001-49

Publicly-held Company

BOVESPA: MMXM3

MATERIAL FACT

MMX Mineração e Metálicos S.A. ("Company"), pursuant to article 157 Law 6,404/76, and CVM Instruction 358/02, announces the following material fact:

1. The Company knew today that IMAP – Pantanal Environment Institute, linked to the Mato Grosso do Sul State Secretariat of Environment and Water Resources, issued the Installation Premit #064/2006 on behalf of the Company's subsidiary, MMX Metálicos Brasil Ltda. ("MMX Metálicos"), for the implementation of the Pig Iron Production Mill located in the municipality of Corumbá ("Corumbá Pig Mill").

2. Based on the current environmental license, MMX Metálicos will start, in the next days, the earthwork services and the execution of civil works to then start the assembly of the two blast furnaces which will be supplied by iron ore produced by Corumbá Mine, owned by the Company's subsidiary, MMX Corumbá Mineração Ltda. ("MMX Corumbá"). Corumbá Pig Mill will have a nominal capacity to produce 400,000 tonnes of pig iron per year.

3. According to applicable laws, the Installation Permit is subject to the following conditions, among others: payment of environmental compensation, equivalent to 0.5% of the estimated investment of the undertaking; the execution of an instrument of commitment for the registration of the Natural Reserve Eng. Eliezer Batista, acquired this year by the Company; and the presentation of an environmental risk management program and an environmental damping zone implementation project.

4. To finance Corumbá Pig Mill, MMX Metálicos and the Company entered, also this week, into a preliminary agreement with Credit Suisse Brazil Investment Bank (Bahamas) Limited, by means of which the financial institution, or affiliated institution, will provide the following credit lines, totaling US$150 million: (i) US$50 million, by means of an export pre-payment line, with a 7-year term, to be disbursed in the next six months, for the financing of Corumbá Pig Mill, (ii) up to US$100 million, by means of an export pre-payment line, with a 7-year term, to be disbursed up to September 2007, for the financing of the production project of semi-finished products, integrated to Corumbá Pig Mill, or for the construction of other project controlled by the Company, at its discretion, and (iii) a bridge loan line, with maturity of up to six months, in the amount of US$50 million, which MMX Metálicos intends to contract in the next days, ensuring that this bridge loan will be settled when the disbursement of the long-term loan (not being included in the total amount of the

Uma empresa do Grupo EBX

credit lines indicated above) takes place.

5. The credit lines are subject to the preceding conditions, among them to the issuance of the Installation Permit, now granted by IMAP – Pantanal Environment Institute to MMX Metálicos, and to the negotiation of the corresponding financing agreements. The long-term lines are structured in the project finance modality, with the Company's corporate guarantee only until the full commercial operation of Corumbá Pig Mill.

6. The Company owns 99.9% of MMX Metálicos and 70% of MMX Corumbá's capital stock.

Rio de Janeiro, August 17, 2006.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Investor Relations Officer